UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGHTON, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED ___________________________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Rapid Nutrition PLC
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

40-46 Nestor Drive, Meadowbrook Qld 4131, Australia
(Address of principal executive office)

Simon St Ledger
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia
Tel: +61 7 3200 4222
Email: sas@rnplc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	RAP / RPNRF	Swiss, OTC Markets

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

38,849,541 Common Shares issued and outstanding as of November 11, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes                   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes                   ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes                   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes                   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                                   International Financial Reporting Standards as issued  ☒                                  Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                       ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes                       ☐ No

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.
Directors and senior management.

Simon St Ledger
Nationality: Australian (aged 47 years)
Executive Director, Chairman and CEO, appointed 11 January 2012
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

Simon St. Ledger has been a personal trainer and dietary consultant, and an advisor to numerous health clubs and organizations. In the two decades that he has been in the industry, Simon St Ledger has amongst other things managed national fitness equipment suppliers, and was chiefly responsible for the establishment of the Australian National Weight Loss Clinic. Mr. St Ledger was named a finalist for the 2012 Brisbane Young Entrepreneur Award. Simon St Ledger also made the Subsidiary worthy of the 2013 Premier of Queensland's Export Award in the Health and Biotechnology category. This recognition earned the Subsidiary a place in the national finals of the 51st Australian Government Export Awards, representing Queensland in the small business category

Mr. Shayne Kellow
Nationality: Australian (aged 61 years)
Director, appointed 13 October 2017
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

Shayne Kellow brings with him over twenty-five years of experience in institutional and business development, corporate finance, and international sales. He has first-hand experience, establishing global distribution networks within the healthcare industry, in particular South-East Asia, Middle East, and the Americas. Previous roles include Business Operations Manager of the Australian Business Development Centre, which involved mentoring and advising Business Startup for over 250 new businesses. He was the Founding Director of Elmore Oil, a successful healthcare company manufacturing and distributing natural lotions with therapeutic benefits to over 12 countries.

Ms. Vesta Vanderbeken
Nationality: Australian (aged 44 years)
Director, appointed 27 July 2018
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

Ms. Vanderbeken has had over two decades of investment banking and corporate finance experience across various industries, including diversified industrials, consumer services, infrastructure, power, utilities, telecommunications, entertainment, and agriculture. Vesta has held senior roles in Investment, Institutional and Corporate Banking with the Australia and New Zealand Banking Group Limited, ANZ Investment Bank and worked on some of the largest institutional and project finance deals in Australia. Vesta has a Bachelor of Applied Economics degree from the University of South Australia, a Graduate Diploma in Applied Finance and Investments from the Financial Services Institute of Australia and completed studies in entrepreneurship at Stanford University.

Michael Zhu – CFO
Nationality: Australia (aged 41 years)
CFO, appointed 22 October 2015
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

Michael Zhu has over ten years' experience in working with small and medium sized businesses. Mr. Zhu's career started with a medium size Charter Accountant firm working for clients from different industry background. He is now operating his own accounting practice and consulting firm and acts as CFO for number of his clients. His knowledge of business, especially in utilizing cloud platforms and modern technologies, has enabled him to adopt a new way of providing accounting and business consulting services, which makes his services tailored, efficient and accurate to his clients. His provision of advice ranges from business services, business operation, policies & procedure, business planning, financial modelling and valuation and capital raising.

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B.
Advisers.

Greenberg Traurig – Sponsor for listing
5100 Town Center Circle
Suite 400
Boca Raton, FL 33486
United States

Elemental Cosec Limited – Company Secretary
27 Old Gloucestor Street
London, England, WC1N 3AX

The Company Secretary of the Company is Elemental Company Secretary Limited (“Elemental CoSec”) with its business address at 27 Old Gloucester Street, London WC1N 3AX, United Kingdom. Nick Lindsay is a corporate lawyer and a director of Elemental CoSec. Nick is responsible for the delivery of the governance, secretarial and corporate legal functions at Elemental CoSec and works with a range of UK and international public companies on their initial listings and ongoing compliance.

Elemental CoSec provide company secretarial, administrative, and corporate services to a range of companies, law firms and accountancy firms.

C.
Auditors.

Elderton Audit (UK)
Level 2, 267 St Georges Terrace, Perth WA 6000
1 George Yard Lower Ground Floor London, England EC3V 9DF

Item 2. Oﬀer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.
Selected ﬁnancial data.

	2020 (interim)	2019	2018	2017	2016
Net Sales	3,375,668	3,104,879	2,389,645	1,920,284	3,061,174
Income from Operations	1,264,982	1,019,068	2,325,938	1,343,976	2,558,174
Income from Continuing Operations	1,264,982	1,019,068	2,325,938	1,343,976	2,558,174
Net Income	1,255,749	846,844	1,186,140	487,691	2,189,639
Net income from operations per share	0.041	0.028	0.062	0.027	0.080
Net income from continuing operations per share	0.041	0.028	0.062	0.027	0.080
Total Assets	16,568,191	15,564,017	8,777,363	6,897,020	10,853,935
Net Assets	12,296,929	10,972,201	6,928,913	4,672,044	7,455,775
Capital Stock	12,296,928	10,972,200	6,928,913	4,672,044	7,455,775
Number of Shares	29,920,232	29,503,701	19,093,128	17,962,253	27,084,376
Dividends Declared	0	0	0	0	0
Diluted Net Income per Share	0.041	0.028	0.062	0.027	0.080

B.
Capitalization and Indebtedness

As at 18 October 2020, being the date of the latest financial statements, the Company’s capitalization was as summarized in the table below:

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Capitalization

Total current debt	$
- Guaranteed	-
- Secured	-
- Unguaranteed/unsecured	2,042,155

Total non-current debt (excluding current portion of long-term debt)
- Guaranteed	-
- Secured	-
- Unguaranteed/unsecured	2,229,108

Shareholder’s equity
a) Share capital	29,920,232
b) Share premium	193,022
c) Merger reserve	(26,061,971)
d) Accumulated deficit	10,759,369
e) Foreign exchange	(2,513,724)
Total	12,296,928

As at 18 October 2020, being the latest practicable date prior to the date of this Document, the Company’s net financial indebtedness was as summarized in the table below:

Net Financial Indebtedness

A.Cash and cash equivalents (cash at bank)	202,384
B. Current assets (inventory)	439,210
C. Trading securities	1,574,876
D. Liquidity (A)+(B)+(C)	2,216,470

E. Current Financial Receivable	5,951,435

F. Current Bank debt	0
G. Current portion of non-current debt	22,154
H. Other current financial debt	184,543
I. Current Financial Debt (F)+(G)+(H)	206,697

J. Net Current Financial Indebtedness (I)-(E)-(D)	(7,961,208)

K. Non-current Bank loans	655,553
L. Bonds Issued	0
M. Other non-current loans	0

N. Non-current Financial Indebtedness (K)+(L)+(M)	655,553

O. Net Financial Indebtedness (J)+(N)	(7,305,655)

The Company has no indirect or contingent indebtedness as at the date of this Document

C.
Reasons for the oﬀer and use of proceeds.

The Group's current growth strategy, which is not dependent on raising funds pursuant to an Offer, consists of three key elements – expanded distribution, increased product offerings and strengthened integration – and is intended to build a vertically integrated company with a unique position in the life sciences and nutraceutical space.

Through expanded distribution, the Group strives towards a full-scale international presence to help address the worldwide problem of obesity and otherwise-preventable diseases linked to it. The Group innovates products and keeps expanding its portfolio in order to cater to more specific markets, such as people from varying age groups and health-risk levels. The Group has used joint ventures, mergers and acquisitions as a key growth driver for many years, with M&A activities involving synergistic businesses proving successful in the long term. To take the Group’s industry-specific consolidation strategy further, it will explore new M&A opportunities with companies that have assets that produce sound cash-flow and lines of business complementary to the Company’s operations.

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Should the Company be chosen to conduct an offer and be successful in raising funds through an Offer, it will be able to accelerate the growth of its business by offering a more robust and comprehensive marketing and advertising program on a larger scale. In addition, it will be able to hire a greater number of sales personnel in a shorter time period than it could do without raising funds thus allowing it to provide further support for its presence in current markets and to allow it to focus on new markets going forward.

The availability of additional funding will also assist the accelerated bringing to commercialization of its recent product developments to add it its product offering.

Any Offer is intended to raise funds in addition to those strictly required by the Company to achieve its objectives

Investors should note that the Offer is not conditional on raising minimum net proceeds and so an investor in the Company cannot be certain that the Company will be able to execute its accelerated growth strategy as set out in this Document despite the Offer closing.

D.
Risk factors.

The principal risks the Company faces relate to

a) the regulatory requirements in each country to which it exports,
b) cash flow and
c) Foreign exchange risk due to exchange rate fluctuations.

If the regulations affecting our products change, the Group will need to quickly adapt its product formulations to ensure compliance and facilitate continuing sales. At this stage, because Australian regulators operate very stringent policies on all products, having passed the Australian test gives the Group a strong foundation to take its products into foreign markets and get local endorsement too; nevertheless, this has been recognized as a potential risk. Cash flow is another principal risk as, while the Company is in its growth phase, revenues are low vs. costs. However, the Company has support from its shareholders for funding and is anticipating sales growth in the coming year to improve cash flow substantially. Furthermore, the Company has recently secured a significant institutional investment to ensure it is well capitalized to support its forward initiatives. The Company continues to re-invest profits from its trading revenues to support organic expansion of its global distribution into neighboring markets where the Company is not already present. The Company is profitable and expects to have sufficient cash flow to enable organic growth to be sustained at current rates. The Group’s main financial asset – shares held at fair value through the profit and loss – are denominated in US dollars, so the risk of any adverse movement in the foreign currency exchange rates is borne by the Group.

Item 4.  Information on the Company

A.
History and development of the company.

1.
Rapid Nutrition PLC

2.
Incorporated on January 11, 2012

3.
The company is domiciled in the United Kingdom and is a Public Limited Company incorporated under The Companies Act 2006 (c 46) of England and Wales. The registration number is: 07905640. The registered office is at 27 Old Gloucestor Street London England WC1N 3AX

4.
The Company's current growth strategy, which is not dependent on raising funds pursuant to the Offer, consist of three key elements¬- expanded distribution, increase product offerings and strengthened integration- and is intended to build a vertically integrated company with a unique position in the life sciences and nutraceutical space.

5.
Through expanded distribution, the Group strives towards a full-scale international presence to help address the worldwide problem of obesity and otherwise-preventable diseases linked to it. The Group innovates products and keeps expanding its portfolio in order to cater to more specific markets, such as people from varying age groups and health-risk levels. The Group has used mergers and acquisitions as a key growth driver for many years, with M&A activities involving synergistic businesses proving successful in the long-term. To take the Group’s industry-specific consolidation strategy further, it will explore new M&A opportunities with companies that have assets that produce sound cash-flow and lines of business complementary to the Company’s operations.

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6.
In the company statement of financial position investment in subsidiaries is accounted for at the nominal value of the shares issued on acquisition. At present, there are no principle future investments that have already been firmly decided upon by the Board of Directors and for which legally binding undertakings have been entered into

7.
There have been no public takeover oﬀers by third parties in respect of the company’s shares or by the company in respect of other companies’ shares which have occurred during the last and current ﬁnancial year.

8.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that ﬁle electronically with the SEC: http:// www.sec.gov. Rapid Nutrition also has an internet site found at: https://www.rnplc.com/

B.
Business overview.

1.
Description of the nature of the company’s operations and its principal activities

Rapid Nutrition is a natural healthcare company focused on the research and development, manufacturing and distribution of weight-loss and diet management products, sports nutrition products, vitamins and dietary supplements and a range of life science products.

The Group’s business commenced with the launch in Australia of its weight loss supplement range which is now exported internationally. The business has grown to offer consumers a range of health and wellbeing solutions to meet existing and emerging societal health concerns, as well as a providing several wider services to the life sciences industry.

The Group holds product registrations and trademarks for its brands, Leisa's Secret® and System LS™ in Australia. Furthermore, the Systems LS™ trademark is also held in the USA, China and additionally registered through the Madrid Protocol which is a treaty that provides international registration of a trade mark in all the member states, currently covering 114 countries worldwide.

Until recently all manufacturing of Rapid Nutrition products was undertaken in Australia, however due to rising costs of production, a large portion of that manufacturing (approximately 90%) has now been relocated to the United States. The additional manufacturing capacity available through that arrangement will also allow for greater levels of production to meet the expected growth in global demand for the Group's products.

The sale of the Group's products is affected through a distributorship model pursuant to which the Group enters into marketing and distribution license agreements with distributors. As at the date of this Document, the Group has multiple distribution agreements in place.

The market in which the Company operates is fragmented and, therefore, the Directors believe there is little risk of a competitor having sufficient market power to significantly restrict Rapid Nutrition's growth, and Rapid Nutrition expects to be able to grow its business for many years before it draws any significant attention from larger competitors who might then take action to protect their market share.

2.
Description of the principal markets

The Group has registered products in and or exported its products to China, Korea, Thailand, Singapore, India, United Kingdom, Ireland, Poland, Czech Republic, Turkey, Ghana, South Africa, UAE, USA, Australia as at the date of this Document

The Group operates in a discretionary consumer market in the health and wellness category which is heavily dependent on consumer preferences, trends and behaviors which may change over time in ways over which the Group has no control, and which result in decreasing sales of the Group's products.

Operating segments must be identified based on internal reports about components of the consolidated entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

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The group’s main reporting channels are its geographical distribution networks; hence the Board (the group’s chief operating decision maker) believe that, at 30 June 2019, there were three main segments, with revenue (the financial variable they evaluate performance via) as follows:

Location	Revenue – year to 30 June 2019	Revenue – year to 30 June 2018
	$	$
Australia	840,886	143,095
USA	2,261,306	3,271,624
Other	-	646,886
Total	3,104,879	4,061,605

The remainder of the group’s position and performance are considered on a collective basis by the Board; hence the main financial statements are suitable for their analysis.

As a growth company, the Board’s focus is brand expansion, of which they consider revenue their key driver.

3.
Description of the seasonality of the company’s main business

The product range consists of weight management products, sports nutrition as well as vitamins and dietary supplements. The products fit into the category of "Neutraceuticals" being food sources that provide extra health benefits over and above the basic nutritional value found in foods.

A neutraceutical is distinct from a pharmaceutical in that it is derived from recognized food sources that provide health benefits in addition to their nutritional value as food, whereas a pharmaceutical is a compound manufactured from chemicals and/or biological materials that are not recognized as food sources and typically have no nutritional value.

The industry has benefited from increasing health consciousness as a growing number of consumers have adopted a holistic approach to their health and wellbeing, driving demand for industry products. Increased knowledge of the benefits associated with taking vitamins and dietary supplements, and long- term population trends have also driven growth ensuring consistent and growing demand through all seasons.

The Company will focus on opening new distribution channels in UK, Europe, and Asia, whilst substantially increasing its presence in the Australian and American markets. The Company intends to develop and bring to market its own infant formula brand, pregnancy-related healthcare range, cough and cold remedies, and organic skincare line—to meet the rapidly growing demand for these products

4.
Description of the sources and availability of raw materials

The Group consists of companies located in Australia and the UK and servicing markets in those and other countries. Changes in Australia, the United Kingdom and world economic conditions generally may adversely affect the financial performance of any member of the Group, and therefore the Company. Factors such as inflation, currency fluctuations, interest rates, industrial disruption and economic growth may impact on future operations and earnings. The Company’s future business prospects rely on raw material commodity pricing to remain consistent with market trends. Economic changes that result in significant increases in prices and that continue for long periods would have an adverse effect on the revenue and viability of the Company.

Raw Materials Procurement Costs
There are risks that raw materials will not be available at an acceptable cost, on time or at all, resulting in failure to meet performance specifications, or inability to manufacture product to schedule.

The sale of the Group's products is affected through a distributorship model pursuant to which the Group enters into marketing and distribution license agreements with distributors.

The Group's growth strategy, which consists of three key factors – expanded distribution, increased product offerings and strengthened integration, is intended to build a vertically integrated company with a unique position in the biotechnology and nutraceutical space. The Directors believe that this strategy enables the Group to impose superior standards of quality control for its products, to strengthen its value chain, and to scale up to optimum business efficacy.

6

Sales of goods – wholesale

The group manufactures and sells a range of life science nutrition products in the retail market. Sales of goods are recognized when an order is executed and stock is segregated from the group’s inventory, ready for collection in accordance with that customer’s terms of trade.

The life science products are often sold with volume discounts; customers have a right to return faulty products in the wholesale market. Sales are recorded based on the price specified in the sales contracts, net of the estimated volume discounts and returns at the time of sale. Accumulated experience is used to estimate and provide for the discounts and returns. The volume discounts are assessed based on anticipated annual purchases.

Sales are recorded based on the price specified in the sales contracts, net of the estimated volume discounts and returns at the time of sale. Accumulated experience is used to estimate and provide for the discounts and returns. The volume discounts are assessed based on anticipated annual purchases.

Internet revenue

Revenue from the provision of the sale of goods on the internet is recognized as at the date that payment is received, because that is the point the buyer accepts legal responsibility for the good being sold. Transactions are settled by credit or payment card.

5.
A description of the marketing channels used by the company, including an explanation of any special sales methods, such as installment sales.

Marketing Channels

The sale of the Group's products is affected through an omnichannel approach which includes both ecommerce and a distributorship model pursuant to which the Group enters into marketing and distribution licence agreements with distributors. As at the date of this Document, the Group has multiple distribution agreements in place.

The Group has registered products in and or exported its products to China, Korea, Thailand, Singapore, India, United Kingdom, Ireland, Poland, Czech, Republic, Turkey, Ghana, South Africa, USA and Australia as at the date of this Document:

The market in which the Company operates is fragmented and, therefore, the Directors believe there is little risk of a competitor having sufficient market power to significantly restrict Rapid Nutrition's growth, and Rapid Nutrition expects to be able to grow its business for many years before it draws any significant attention from larger competitors who might then take action to protect their market share.

The Company’s core business is the creation of organic and natural evidence-based health food supplements and building them into recognized brands. This is achieved by establishing strong distribution channels globally. The Company then leverages these distribution partnerships by introducing its expanding product portfolio into these channels supported by strong marketing initiatives and media partners in each market.

6.
Summary information regarding the extent to which the company is dependent, if at all, on patents or licenses, industrial, commercial or ﬁnancial contracts

The Group holds product registrations and trademarks for its brands Leisa's Secret® and System LS™ in Australia. Furthermore, the Systems LS™ trademark is also held in the USA, China and additionally registered through the Madrid Protocol which is a treaty that provides international registration of a trade mark in all the member states, currently covering 114 countries worldwide. It is administered by the International Bureau of the World Intellectual Property Organization (WIPO) in Geneva.

The Group's long-term objective is to build a vertically integrated company with a unique position in the life sciences and nutraceutical space. The Directors believe that this strategy enables the Group to impose superior standards of quality control for its products, to strengthen its value chain, and to scale up to optimum business efficacy.

Key pillars of Rapids growth strategy are:

I.
Expand distribution into neighboring countries where the Company is not already present and or already has established a distribution footprint. Markets include: UK, Europe, Australia, US, and China are focus markets for 2020

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II.
Product innovation and extension -to leverage successful flagship brands Leisa’s Secret® and System LS. Rapid has recently developed a new organic certified vegan range. In order to capture new markets, other new products in development are under development.

III.
Synergistic acquisitions the Company will explore acquisitions of assets that produce sound cash flow or are complementary to the Company’s operations.

Retail partners and distribution channels

The company established a close relationship with our retail partners and distributors enabling us to range our brands in the US and internationally. During the year, System LS™ secured ranging in more than 500 stores in North America and together with our distributor partner Super Health Centre in North America, our core brand now has a platform to access more than 3,100 storefronts in the North and South America.

Through our first ranging order from Sigma Healthcare in Australia into more than 100 stores nationally, the company’s products, have received positive feedback and we continue to have high expectations in extending into more stores.

DTC channel

Our DTC channel is an important platform to engage directly with our customers and is key to our marketing campaigns. Digital and online shopping has changed the retail landscape since we started Rapid Nutrition. Through our online fitness streaming service with world-class trainers and classes our strategy has always embraced the opportunities presented by the digital transformation across marketing, social media, and e-commerce and this has enabled us to deliver strong growth in the DTC channel with our average monthly revenue increasing by 17% in June 2019 compared July 2018 with eleven thousand customers.

Growth strategy

The Board believes there are significant opportunities to grow the business organically and through acquisitions. Our focus in FY2020 will be based on the following initiatives to generate further growth over the long term:

System’s LS™ has performed very well and we will seek additional ranging and increased store depth as the category review process continues with US retailers & Super Health Centre in North America. This will be underpinned by the benefit of having the benefit of full year revenue contribution from the account.

The DTC channel which also includes our Top Ryde retail outlet in Sydney, will receive new resources through the addition of Artificial Intelligence, a 360-degree strategy for comprehensive consumer engagement and contracting of a proven digital sales platform to drive revenue. This is a multi-market strategy covering the Australia and US;

SystemLS™ will receive additional marketing resources to capitalize on the increase in store presence in the US. This will be supported by the roll out of new product development and;

In international markets, SystemLS™ will continue to build its presence in existing and new geographies including South America through our new distributor relationships;

7.
The basis for any statements made by the company regarding its competitive position

The Company competes with other companies, including major competitors in its industry. These competitors may have greater financial and other resources than the Company, and as a result, may be in a better position to compete for future business opportunities. Many of the Company’s competitors compete directly with its products and services in the market place. There can be no assurance that the Company can compete effectively with these competitors. This may mean that the Company fails to meet the Directors’ expectations for future growth in sales or that the Company’s margins and profitability are reduced due to downward pressure on the prices for its products.

Cost of Remaining Competitive

Competitors may release products that make the Company’s products redundant and additional development expenditure may be required to maintain the market positioning.

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8.
A description of the material eﬀects of government regulations on the company’s business

While the Group has acquired a good knowledge and experience in adapting to local regulation and managing the approval processes, there is a risk that the Group may be unable to develop and manufacture products that meet all the regulatory requirements in one or all the countries in which it wishes to market.

Each market differs in its regulatory requirements for nutritional supplements and timing for approval. In some cases, it may require the Company to adjust its formula and or dosage of individual ingredients as well as the label layout and wording to meet the specific requirements of each market. This can potentially delay the Company from entering a new market until such time that any adjustment required have been implemented by the Company as needed in each market. As of the date of this Document the Group has had no difficulties in obtaining and or maintaining approvals for its products.

There is also a risk that the Company may be unable to develop and manufacture products that meet all the regulatory requirements in one or all the countries in which it wishes to market. Failure to obtain necessary approvals or maintain such approvals may cause the Company to stop selling the products to such markets, increase costs, or frustrate delivery to such markets; and, consequently, have a material detrimental impact on the Company’s performance.

The products the Group offers in its markets are typically subject to local regulation and an approval process. There is a risk that the Group may be unable to develop and manufacture products that meet all the regulatory requirements in one or all the countries in which it wishes to market.

If the regulations affecting our products change, the Group will need to quickly adapt its product formulations to ensure compliance and facilitate continuing sales. At this stage, because Australian regulators operate very stringent policies on all products, having passed the Australian test gives the Group a strong foundation to take its products into foreign markets and get local endorsement too; nevertheless, this has been recognized as a potential risk.

Regulatory – Procurement and Maintenance of Approvals

Failure to obtain necessary approvals or maintain such approvals may cause the Company to stop selling the products to certain markets, increase costs, or frustrate delivery to such markets; and, consequently, have a material detrimental impact on the Company’s performance.

C.
Organizational structure.

Rapid Nutrition PLC is the holding company of Rapid Nutrition Pty Ltd, Australia (Rapid Nutrition Pty Ltd and Rapid Nutrition Canada). Rapid Nutrition Pty Ltd holds 100% of the shares and votes in Rapid Nutrition Australia Pty Ltd, and 51% of the shares and votes in Rapid Nutrition Asia Pty Ltd. Rapid Nutrition Australia Pty Ltd holds 48% of the shares and votes in Rapid Nutrition Science Pty Ltd. Rapid Nutrition Pty Ltd together with Rapid Nutrition Australia Pty Ltd, Rapid Nutrition Asia Pty Ltd, Rapid Nutrition Science Pty Ltd and Rapid Nutrition Canada “the Subsidiaries). Rapid Nutrition Pty Ltd was incorporated in 2001 in Australia. In 2012 the Company was incorporated in the United Kingdom and absorbed Rapid Nutrition Pty Ltd.

Rapid Nutrition Australia Pty Ltd, Australia was incorporated on 23 February 2018 with the sole purpose to specifically hold key distribution and license agreements as well as select Trademarks.

Rapid Nutrition Asia Pty Ltd, Australia was incorporated on 17 April 2018 with the goal to focus on Asia related trading activities for the group. It is expected that this vehicle will be used specifically to source Australian-made nutritional supplements to the Chinese market as well as manage the retail operations of a health food business based in Sydney, Australia. The development of business through this vehicle is part of the Group's current growth strategy.

Rapid Nutrition Canada In, was incorporated on 12 June 2019 enabling the group to obtain electronic eligibility on CDS.

Rapid Nutrition Science Pty Ltd was incorporated 28 April 2020 to hold any new intellectual property developed by Ruth Kendon.

The Group business is based on research and development (R&D), manufacturing and distributions of weight-loss and diet management products, sports nutrition and vitamins and dietary supplements.

9

D.
Property, plants and equipment.

The Group holds no major items of property, plant, or equipment. All other assets are set out in the disclosed audited Financial Information on the Company.

There are no environmental issues arising from the Group’s business that may affect the Group’s utilization of its tangible fixed asset or that may affect the future strategic direction or results of the Group.

Item 4A.    Unresolved Staﬀ Comments

Not Applicable

Item 5.    Operating and Financial Review and Prospects

A.
Operating results.

The Group's business, financial condition and results from operations could be materially harmed by each of the risks described below. The market price of the Shares following the Listing of the New Shares may decline as a result of each of these risks. The risks described herein are not the only ones the Group faces. Additional risks and uncertainties not presently known to the Group or risks that it currently believes are immaterial could also impair its business. The order of presentation of the risk factors below is not intended to be an indication of the probability of their occurrence or of their potential effect on the Group's business.

Risks relating to the Group, its business and industry

Liquidity and Going Concern

The Group is exposed to liquidity risks due the likely low revenues versus costs as a result of the early stage growth of the business. For the financial year ended 30 June 2020, the Group had a cash balance of AUD$243,576 while it had borrowings of AUD$1, 172,346. Therefore, the ability of the Group to continue its business as a going concern and to pay its debts as and when they fall due may be dependent on the ability of the Group to continue to achieve sales revenue and the successful realization of future revenue growth via their plans to expand their product lines and distribution partnerships. Should the Group be unable to continue as a going concern, it may be required to release its assets and extinguish its liabilities other than in the normal course of business and at amounts different from those stated in the financial statements as disclosed in the section "Financial Information" of this Listing Memorandum.

Economy

The Group consists of companies located in Australia and the United Kingdom, servicing markets in those and other countries. Changes in the economic conditions in such markets may adversely affect the financial performance of the Group. Factors such as inflation, currency fluctuations, interest rates, industrial disruption and economic growth may impact on future operations and earnings.

The Group’s future business prospects depend to a large extent on raw material prices. Economic changes that result in significant increases in prices and that continue for long periods could have an adverse effect on the revenues and viability of the Group.

Limited History of the Group

The Group has a limited operating history on which an evaluation of its prospects can be made.

The prospects of the Group must be considered considering the risks, expenses and difficulties frequently encountered by investing in companies developing products, particularly in heavily regulated industries such as the food industry, which are subject to commercial uncertainties relating to applications and approvals processes.

If the Group and its senior management cannot adequately address the uncertainties and risks associated with its limited history and in any new ventures that it pursues, this may have a significant detrimental impact on the operations and profitability of the Group

Competition

The Group competes with other companies, including major competitors in its industry. These competitors will likely have greater financial and other resources than the Group, and as a result, may be in a better position to compete for future business opportunities. Many of the Group’s competitors compete directly with its products and services in the marketplace. There can be no assurance that the Group can compete effectively with these competitors.

Consumer Behavior

The Group operates in a market which is heavily dependent on consumer preferences, trends, and behaviors. The preferences, trends and behaviors may change over time in ways over which the Group has no control, and which result in decreasing sales of the Group's products.

10

Regulatory Environment

The products the Group offers in its markets are typically subject to local regulation and an approval process. While the Group has acquired a good knowledge and experience in adapting to local regulation and managing the approval processes, there is a risk that the Group may be unable to develop and manufacture products that meet all the regulatory requirements in one or all the countries in which it wishes to market. Failure to obtain necessary approvals or maintain such approvals may cause the Group to stop selling the products to such markets, increase costs, or frustrate delivery to such markets; and consequently, have a material detrimental impact on the Group’s performance.

Product Quality

If there are any issues with the Group's raw materials, manufacturing processes, its supply chain or any other issue affecting the quality of its products, such events could have a negative impact on the reputation of the Group and result in regulatory action, claims for compensation of damages or fines. Any such issues could have a serious impact on the sales of the Group's products, potentially across the entire product range, with a resulting drop in revenues and profits for the Group.

Product Development

The Group has a relatively small number of products in a limited number of markets, and so the revenues will be affected if one of these products or markets encounters problems. Such problems could include demographic trends, technical failures, macro-economic conditions, regulatory changes or changing customer preferences. Due to the inherent risks involved in creating new technology and products, there is also a risk that development costs will be overspent or spent without resulting in a successful product, resulting in increased capital requirements, which may cause delays or cancellation of the release of products.

Cost of remaining competitive

One of the competitive advantages claimed by the Group, and on which many of its sales targets are based, is the superior performance of its product. Competitors may release products that make these claims redundant and additional development expenditure may be required to maintain the market positioning.

Varying Jurisdictions and Laws

The Group supplies its products in several jurisdictions. These jurisdictions are the subject of different legal systems and laws. If the Group is not compliant with the laws of the jurisdiction in which the products are being delivered, liability may attach to the Group and cause delay, losses, or other impediments to the continued operation of the business in one or more jurisdictions. This may have an adverse effect on the Group's profits, its trading results, its balance sheet, and its financial position.

Raw Materials Procurement Costs

The Group is using a variety of materials in order to achieve the performance characteristics of its products. There are risks that materials will not be available at an acceptable cost, on time or at all, resulting in failure to meet performance specifications, or inability to manufacture products to schedule.

Underachieving Sales Performance

Due to the nature of the market for natural health supplement products the perceived value and desirability of the products may be affected by media reports, reviews, competitor advertising and other unknown factors. This could affect the capability of the Group to achieve its sales targets.

Dependence on Key Personnel

The Group is heavily reliant on key personnel. The Group’s future depends, in part, on its ability to attract and retain key personnel. It may not be able to hire and retain such personnel at its compensation levels. The Group’s future also depends on the continued contributions of its executive management team and other key management and technical personnel, who could be difficult to replace.

Insufficient Insurance and Risk Cover

While the Group maintains insurance covering various risks and, in such amounts, as it believes reasonable, such insurance may not be sufficient to cover losses in certain circumstances which could have a material adverse effect on its business, its results, its balance sheet and its financial position.

Also, changes in regulations or an increase in claim events, particularly in the event of an incident resulting in increased premiums, could have a material adverse effect on the Group’s profits, its results, its balance sheet, and its financial position.

B.
Liquidity and capital resources.

Liquidity risk arises from the possibility that the Group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The Group manages this risk through careful cash management policies. In order to meet its short-term obligations, the Group has the support of several key shareholders who are willing to provide funds to the Group on an as-needed basis.

11

The group has also a trade finance facility and has secured additional institutional investment during the past year to further support its forward contracts.

The Company is of the opinion that the working capital available to the Group is sufficient for its present requirements, that is for at least the twelve months from the date of this Document.

The Company continues to re-invest profits from its trading revenues to support organic expansion of its global distribution into neighboring markets where the Company is not already present. The Company is profitable and expects to have sufficient cash flow to enable organic growth to be sustained at current rates.

The Company has secured institutional investment over the past 12 months to support its growth since the date of the last audited financial statements.

Since 2018, the Company’s cash flow position has strengthened with the further support of two institutional investments during the past 3 years.

The Company has established a strong track record of value creation driven by capital discipline and a focus on returns. The Company credits this to key management being invested owners of the Company’s shares and not just caretakers of assets. As a result, the Group has strong support from management and founding shareholders to meet its current borrowing requirements.

The Company has no dividend policy at the date of this Document. The Board will determine, pursuant to the Company's Articles what, if any, dividends are to be distributed to shareholders from time to time considering the profitability and strategic direction of the Company and such other matters as the Board may consider relevant. The Board has no restrictions on its ability to determine a dividend policy and there are no restrictions in place relating to the payment of dividends.

The Company has not paid any dividends since its incorporation on 11 January 2012.

The group had no significant concentrations of credit risk. For loans receivable and payable. As of 30 June 2019, the group total borrowings were AUD$1, 172,346. The amount in other loans is a short-term loan provided by shareholders in the Company. The loan is unsecured, subject to interest at 6.5% per annum and has been fully reconciled to recognize all expenses paid on the Company’s behalf by the lender. Principle and interest repayments are made on a monthly basis.

The Company does not have any restriction on the use of its capital resources.

Treasury activities take place under procedures and policies approved and monitored by the Board.

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

For intercompany loans that are repayable on demand, expected credit losses assume that repayment of the loan is demanded at the reporting date. If the subsidiary does not have sufficient accessible highly liquid assets in order to repay the loan if demanded at the reporting date, an expected credit loss is calculated. This is calculated based on the expected cash flows arising from the subsidiary and weighted for probability likelihood variations in cash flows.

The amount in other loans is provided by J&J Smith, shareholders in the Company. The loan is unsecured, subject to interest at 6.5% per annum and has been fully reconciled to recognize all expenses paid on the Company’s behalf by the lender. Principle and fixed interest repayments are made on a monthly basis

C.
Research and development, patents and licenses, etc.

The Group undertakes a variety of research activities into potential new products and new formulations that could form part of their future offerings to customers. The Group classifies all such spending as research and expenses the costs accordingly.

It is the view of the directors at this stage that the Group is unable to confirm the potential flow of benefits from new products until they arrive to market. Given that, it is not possible to capitalize these expenditures as development.

12

D.
Trend information.

The assessed risks of material misstatement described below are those that had the greatest effect on strategy.

REVENUE RECOGNITION
Risk Description
Rapid Nutrition, as a Group, generates revenues from sales and licensing of various health food and sports nutrition products, including the Leisa’s Secret® and SystemLS™ lines.

The method for recognising revenue varies depending on the type of sale being made:
- Retail sales
These sales are recognised at the date the stock is segregated from other inventory, ready for collection or delivery in accordance with these customers terms of trade.

- Licensing sales
These arrangements are established via contract, with clauses that specify what periods payments relate to, and subsequent royalty percentages payable by the licensee.

There are risks around the timing of revenue recognition of retail product sales, particularly focused on the contractual terms of delivery and location of sale. In addition, due to the volume of transactions in the year, and the different types of revenue, we have identified revenue recognition as a key risk for our audit.

The Group’s revenue recognition policy is disclosed in their financial report note 1.5.

E.
Oﬀ-balance sheet arrangements.

Specific Financial Risk Exposures and Management

The group’s activities expose it to several financial risks that include market risk, credit risk and liquidity risk.

a)
Market Risk

i.
Foreign exchange risk

The group’s main financial asset – shares held at fair value through the profit and loss – are denominated in US dollars, so the risk of any adverse movement in the foreign currency exchange rates is borne by the group.

ii.
Interest rate risk

The group had interest-bearing liabilities during the period, but is not exposed to interest rate risk because the interest rates on their liabilities are set by private agreement, not by reference to market rates. The group does not have any liabilities to financial institutions at 30 June 2019. As such, sensitivity analysis regarding movements in interest rates would not be meaningful.

iii.
Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance of counter-parties of contract obligations that could lead to financial losses to the group.

Credit risk exposures

The group had no significant concentrations of credit risk. For loans receivable and payable, please refer to Note 9 –  Trade and Other Receivables & Note 17 - Borrowings. Loans are unsecured and have no fixed repayment date.

13

iv.
Liquidity risk

Liquidity risk arises from the possibility that the Group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through careful cash management policies. In order to meet its short-term obligations, the group has the support of several key shareholders who are willing to provide funds to the group on an as-needed basis. The Issuer has a trade finance facility in place which it may draw down on as needed to support cash flow

Limit:	AUD$350,000
Interest Rate:	The annual percentage is equal to the prevailing one-month bank bill swap rate: mid applying on the fourth business day of each month as published on the ASX website plus 6.5%
Interest Free Period:
If the advance is disbursed to pay sellers in Australia for transactions in Australian dollars, the period ends 60 days after the advance was made. If the advance is disbursed to pay sellers outside Australia or for transactions not in Australian dollars, the period ends on the last business day of the month following the month in which the advance was made.

Order Placement Fee:	Not Applicable
Transaction Fee:	2.40% (plus GST)
Security Agreements:	Guarantee and Indemnity from the Guarantors;

F.
Tabular disclosure of contractual obligations.

Contractual Obligations	Total Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term Debt Obligations	$1m		$1m
Capital (Finance) Lease Obligations	$100k	$100k
Total	$1.1m	$100k	$1m

No purchase obligations in place.

G.
Safe harbor.

This annual report contains forward-looking statements, principally in “Item 4 - Information on the Company” and “Item 5 - Operating and Financial Review and Prospects”. These statements may be identified using words like “plan”, “expect”, “aim”, believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. These include statements about the Corporation’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward looking statements depending on a variety of factors, including, among other things, the factors discussed in this annual report under “Item 3.D - Risk Factors” and factors described in documents that the Corporation may furnish from time to time to the SEC. Except as required by law, the Corporation undertakes no obligation to update publicly or revise any forward-looking statements because of new information. Please refer to the forward-looking statements section at the beginning of this annual report.

Item 6.   Directors, Senior Management and Employees

A.
Directors and senior management.

Simon St Ledger
Nationality: Australian (aged 47 years)
Executive Director, Chairman and CEO, appointed 11 January 2012
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

14

Simon St. Ledger has been a personal trainer and dietary consultant, and an advisor to numerous health clubs and organizations. In the two decades that he has been in the industry, Simon St Ledger has amongst other things managed national fitness equipment suppliers, and was chiefly responsible for the establishment of the Australian National Weight Loss Clinic. Mr. St Ledger was named a finalist for the 2012 Brisbane Young Entrepreneur Award. Simon St Ledger also made the Subsidiary worthy of the 2013 Premier of Queensland's Export Award in the Health and Biotechnology category. This recognition earned the Subsidiary a place in the national finals of the 51st Australian Government Export Awards, representing Queensland in the small business category.

Principal business activities performed outside the issuing company: None

Mr. Shayne Kellow
Nationality: Australian (aged 61 years)
Director, appointed 13 October 2017
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

Shayne Kellow brings with him over twenty-five years of experience in institutional and business development, corporate finance, and international sales. He has first-hand experience, establishing global distribution networks within the healthcare industry, in particular South-East Asia, Middle East, and the Americas. Previous roles include Business Operations Manager of the Australian Business Development Centre, which involved mentoring and advising Business Startup for over 250 new businesses. He was the Founding Director of Elmore Oil, a successful healthcare company manufacturing and distributing natural lotions with therapeutic benefits to over 12 countries.

Principal business activities performed outside the issuing company: Mentoring at Australian Busines Development Company

Ms. Vesta Vanderbeken
Nationality: Australian (aged 44 years)
Director, appointed 27 July 2018
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

Ms. Vanderbeken has had over two decades of investment banking and corporate finance experience across various industries, including diversified industrials, consumer services, infrastructure, power, utilities, telecommunications, entertainment, and agriculture. Vesta has held senior roles in Investment, Institutional and Corporate Banking with the Australia and New Zealand Banking Group Limited, ANZ Investment Bank and worked on some of the largest institutional and project finance deals in Australia. Vesta has a Bachelor of Applied Economics degree from the University of South Australia, a Graduate Diploma in Applied Finance and Investments from the Financial Services Institute of Australia and completed studies in entrepreneurship at Stanford University.

Principal business activities performed outside the issuing company: Investment Manager at LAB Group

Michael Zhu – CFO
Nationality: Australia (aged 40 years)
CFO, appointed 22 October 2015
40-46 Nestor Drive, Meadowbrook Qld 4131, Australia

Michael Zhu has over ten years' experience in working with small and medium sized businesses. Mr. Zhu's career started with a medium size Charter Accountant firm working for clients from different industry background. He is now operating his own accounting practice and consulting firm and acts as CFO for number of his clients. His knowledge of business, especially in utilizing cloud platforms and modern technologies, has enabled him to adopt a new way of providing accounting and business consulting services, which makes his services tailored, efficient and accurate to his clients. His provision of advice ranges from business services, business operation, policies & procedure, business planning, financial modelling and valuation and capital raising.

Principal business activities performed outside the issuing company: Accountant

All the above-mentioned people have no further arrangements or understanding with major shareholders, customers, suppliers, or others, pursuant to which any person referred to above was selected as a director or member of senior management

15

B.
Compensation. Provide the following information for the last full ﬁnancial year for the company’s directors and members of its administrative, supervisory or management bodies:

2019	Salary ($)	Superannuation ($)	Consultancy Fees ($)	Total ($)
Simon St Ledger	150,000	14,250		164,250
Shayne Kellow
Vesta Vanderbeken			16,281	16,281
Michael Zhu			60,000	60,000

C.
Board practices.

According to Articles 82 and 83 of the Company's Articles, Directors are appointed by ordinary resolution of the shareholders or by a decision of the directors. As a matter of best practice, the directors of the Company have stood for re-election at each Annual General Meeting of the Company, although this is not required under the Company’s articles of association. The Company is required to have a minimum of two directors. There is no distinction drawn between executive and non-executive directors under the laws of England and Wales. Any person occupying the position of director, by whatever name called, will considered to be a director.

Currently, the Company's Board of Directors consists of three members.

●
Mr. Simon St Ledger – Appointed 11th January 2012

●
Mr. Shayne Kellow – Appointed 13th October 2017

●
Ms. Vesta Vanderbeken – Appointed 27th July 2018

Directors’ fees

The Board shall determine the amount of any fees payable to Directors. However, the aggregate of all fees payable to the Directors for the discharge of their duties as Directors must not exceed £250,000 per annum or such higher amount as may be decided by an ordinary resolution or be provided for in any remuneration policy adopted by the Company and approved by Shareholders. Any fees payable for the discharge of their duties as Directors are distinct from salary or remuneration payable to a Director or to any companies controlled by or connected with one or more Directors for services rendered to the Company (for instance the provision of corporate finance or legal services). Each Director is also entitled to be repaid all expenses properly and reasonably incurred by him in the performance of his duties as a Director.

Directors’ additional remuneration and benefits

The Board may provide additional remuneration to any Director for any special duties or services outside his ordinary duties as a Director.

The Board may provide pensions, or other retirement or superannuation benefits and death and disability benefits or other allowances or gratuities for past and present Directors or employees and for any member of his family and any person who is or was dependent on him. As at the date of Admission, no arrangements or agreements for such pensions, benefits, allowances, or gratuities are in place nor are any such arrangements or agreements proposed.

Committees

As envisaged by the UK Corporate Governance Code, which is not statutory law but a set of principles that represent good corporate governance practice and has been widely adopted by UK companies, the Board has established Audit, Remuneration, Nomination and Disclosure Committees.

Audit Committee:

The Audit Committee has responsibility for, among other things, the monitoring of the financial integrity of the financial statements of the Group and the involvement of the Group’s auditors in that process. It focuses on compliance with accounting policies and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board. The Audit Committee will normally meet at least three times a year at the appropriate times in the reporting and audit cycle.

16

The terms of reference of the Audit Committee cover such issues as membership and the frequency of meetings, together with requirements for quorum and notice procedure and the right to attend meetings. The responsibilities of the Audit Committee covered in the terms of reference are: external audit, internal audit, financial reporting and internal controls and risk management. The terms of reference also set out the authority of the committee to carry out its responsibilities. The Audit Committee’s terms of reference require that it comprise two or more independent non-executive Directors, and at least one person who is to have significant, recent, and relevant financial experience.

The Audit Committee currently comprises two members being independent non-executive Director Shayne Kellow, and independent non-executive adviser Michael Zhu. The committee is chaired by Michael Zhu.

The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports will remain with the Board.

Remuneration Committee:

The Remuneration and Nomination Committee has responsibility for considering and making recommendations to the Board in respect of appointments to the Board, the Board committees, and the chairmanship of the Board committees. It is also responsible for keeping the structure, size, and composition of the Board under regular review, and for making recommendations to the Board about any changes necessary.

The responsibilities of the Remuneration and Nomination Committee covered in its terms of reference include: review of the Board composition; appointing new Directors; reappointment and re-election of existing Directors; succession planning, taking into account the skills and expertise that will be needed on the Board in the future; reviewing time required from non-executive directors; determining membership of other Board committees; and ensuring external facilitation of the evaluation of the Board.

The Committee is further responsible for the determination of the terms and conditions of employment, remuneration and benefits of each of the Chairman, executive Directors, members of the executive and the company secretary, including pension rights and any compensation payments, and recommending and monitoring the level and structure of remuneration for senior management and the implementation of share option or other performance-related schemes. The Remuneration and Nomination Committee will meet at least twice a year.

The terms of reference of the Remuneration and Nomination Committee also cover such issues as membership and frequency of meetings, together with the requirements for quorum and no-tice procedure and the right to attend meetings. The responsibilities of the Remuneration and Nomination Committee covered in its terms of reference are: determining and monitoring policy on and setting levels of remuneration; early termination, performance-related pay and pension arrangements; reporting and disclosure of remuneration policy; share schemes (including the annual level of awards); obtaining information on remuneration in other companies; and selecting, appointing and terminating remuneration consultants. The terms of reference also set out the reporting responsibilities and the authority of the committee to carry out its responsibilities.

The Remuneration and Nomination Committee comprises 2 members; non-executive director Vesta Vanderbeken and an independent non-executive adviser Terry Richards. The committee is chaired by Terry Richards.

D.
Employees.

The Company had four employees, three directors and a senior manager by the end of the financial year 2019 (30 June 2019).

The Company had four employees, three directors and a senior manager by the end of 30 June 2020.

Rapid Nutrition Pty had the following numbers of employees during the last three financial years:

●
2018 (30 June): 6
●
2019 (30 June): 8
●
2020 (30 June): 10

Additionally, Rapid Nutrition Pty has engaged salespeople in the United States under contract as from July, 30 2016. The contract is results-based on a monthly retainer and commission per sale basis.

17

E.
Share ownership.

As at 30 June 2020, the directors of the Company had the following interests in the shares of the Company through both direct and indirect holdings:

Director	Voting Rights held on 30 June 20201	Shares held on 30 June 20201
Simon St Ledger	2,448,458	2,448,458
Michael Zhu	-	-
Shayne Kellow	272,022	272,022
Vesta Vanderbeken	100,000	100,000

1 The number of Shares refers to the number of Shares held as of 30 June 2020. Currently there are no option plans in place.

No share options have been granted to employees or directors. The Company has no employee participation programs in place currently.

Item 7.  Major Shareholders and Related Party Transactions

A.
Major shareholders.

Investor Name	Number of Shares Held	% of Shares held	Change in the past three years
EAM SPC	5,021,503	12.93%	NIL
JBG Corp	3,666,592	9.43%	NIL
SIMON ST LEDGER	2,000,000	6.30%	NIL
ALTERNATIVE GEST S.A.	2,448,458	5.14%	NIL

1.
There are no different voting rights for any of the major shareholders.
2.
91% of the issued shares are held in the United Kingdom.
3.
The company is unaware of any control or ownership by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

B.
Related party transactions.

Name (relationship)	Transaction	Amount		Amount due from/(to) related party
		2019	2018	2019	2018
		$	$	$	$

JBG Corp Pty Ltd	Consulting Fees	0	20,000	-	-
	Loan funds	206,050	53,088	142,296	(63,754)

JBG Corp Pty Ltd is a company controlled by Leisa St Ledger who is a related party

C.
Interests of experts and counsel.

None

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Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information.

Please see attached the unaudited interim financial statements for June 2020 and the audited financial statements for June 2018.

Please note that the company is changing its fiscal year to end on December 31, as of December 1, 2020.

Item 9.  The Oﬀer and Listing.

A. Oﬀer and listing details.

1.
The shares are already trading on the OTCQB and the share price is determined by trading.

2.
If the company’s shareholders have pre-emptive purchase rights and where the exercise of the right of pre-emption of shareholders is restricted or withdrawn, the company shall indicate the basis for the issue price if the issue is for cash, together with the reasons for such restriction or withdrawal and the beneﬁciaries of such restriction or withdrawal if intended to beneﬁt speciﬁc persons.

Authorized Capital / Authority to allot shares / Pre-emption rights
Under the law of England and Wales the concepts of authorized capital provide for an authorization to allot shares and to disapply pre-emption rights as set out below.

Pursuant to section 551 Companies Act 2006, the directors of a company may by ordinary resolution of the shareholders exercise the power to allot shares in the company or grant rights to subscribe for or to convert any security into shares in the company.

Pursuant to section 571 Companies Act 2006, a company may by a special resolution of the shareholders resolve that section 561 Companies Act 2006 (existing shareholders’ right of pre-emption) does not apply to a specified allotment of equity securities (as defined by section 560 Companies Act 2006) to be made pursuant to that authorization or applies to such an allotment with such modifications as may be specified in the resolution.

On 4 December 2019 at the annual general meeting of the Company the following resolutions were passed and have effect until the earlier of 31 December 2020 and the conclusion of the next Annual General Meeting:

●
The Directors authority to allot securities up to an aggregated nominal amount of GBP 500,000 (USD$650,000) in accordance with Section 551 of the Companies Act 2006.
●
The Directors authority to allot securities up to an aggregated nominal amount of GBP 25,000 (USD$32,000) in accordance with Section 551 of the Companies Act 2006.
●
The Directors authority to allot securities up to an aggregated nominal amount of GBP 250,000 (USD$32,000) in accordance with Section 551 of the Companies Act 2006.

Conditional Capital
As of the date of this document the Company has no conditional share capital. For the authorizations of the directors to allot additional shares pursuant of the law of England and Wales.

The company’s current host market is SIX Swiss Exchange Switzerland under the trading symbol RAP. The same class of shares are also currently traded on the OTCQB, trading symbol RPNRF. The bulk of the company’s manufacturing and global fulfillment is already driven out of the United States and therefore the company wishes to place more emphasis on the U.S capital markets.

a)
There are 38,849,541 Common A shares available for trading upon list. The nominal value is GBP .01. (USD$0.013)

b)
The transfer of shares is made through the Canadian Clearing and Depository System CDS. There are no restrictions the shares as the Company is a regulated issuer in the United Kingdom. The company has engaged Integral Transfer Agency USA to act as registrar and manage the transfers of shares.

There are no rights limiting the securities being listed by any other class of securities or any provisions.

B.
Plan of distribution.

1.
The company is not currently seeking to offer shares up through any offering. This is simply to allow existing shareholders to participate in a more liquid market

2.
There will be no other class of securities, nor any warrants or options offered now.

19

C.
Markets.

The company trades on two stock exchanges – The OTC Markets OTCQB under the trading symbol RPNRF and on the Swiss SIX Exchange under the trading symbol RAP.

D.
Selling shareholders

Not Applicable

E.
Dilution.

The company operates on a capital efficient business model whereby the directors and senior management, or affiliated persons are paid modest fees to ensure the creation of shareholder value. No options or right to acquire shares are currently in place.

Recent transaction by directors during the past five years:

●
On 3 January 2020, Ms. Vesta Vanderbeken (Director) purchased 100,000 shares in the Company at a price of EUR 0.17 (USD$0.20) per share.
●
On 1st May 2018, Mr. Simon St Ledger (Director) purchased 2,448,458 shares in the Company at a price of GBP 0.18 (USD$0.23) per share.
●
Ms. Vesta Vanderbeken's purchase of 100,000 shares in the Company represents less than 1% of the issued share capital of the Company.
●
Mr. Simon St Ledger's purchase of 2,448,458 shares in the Company represents 6.3% of the issued share capital of the Company.

F.
Expenses of the issue.

There is currently no subscription offering to shareholders at this stage.

The timing of any Placing will be driven by the commercial interests of the Company and the Board’s determination of when any aspect of the accelerated growth strategy could best be implemented, if funds were available, and likely investor interest and market conditions following advice from the Broker.

All Ordinary Shares issued pursuant to the Offer will be issued at a Placing Price to be determined by the Directors during the Offer for each Placing following a book-building exercise.

In the case of any future offering, no expenses will be charged to investors

Item 10. Additional Information.

A.
Share capital.

As at the date of this application there is no outstanding obligations.

24 May 2018 – Capital Increase of 9,194,720 new shares
The Company issued Convertible Instruments under English law on 1 May 2018 and successfully placed them with 13 new investors (Investors) on the same date. Through the issue of these Convertible Instruments the Company has raised funds in the total amount of GBP 1,055,875 (USD$1,375,926) that shall be used to reduce debt and to finance the further growth of the Company. Further, the Company intends to increase the free float of its listed Shares through the Transaction.

The Convertible Instruments gave the Investors the right to request from the Company the issuance and allotment of New Shares at the conversion price applicable to the relevant Convertible Instrument. All Convertible Instruments were converted into a total of 9,194,720 New Shares on 24 May 2018.

Following such conversion, the board of directors of the Company resolved to issue and allot a total of 9,194,720 new Shares.

6 February 2020 – Capital Increase of 4,474,875 new shares
The Company issued Convertible Instruments under English law in 2019, valid conversion notices from Investors and Management have been received in respect of 4,474,867 New Shares. Following the conversion, the total number of shares in issue is 38,849,541.

20

The listing of 4,474,867 new ordinary shares of Rapid Nutrition PLC will take place on Thursday, 6 February 2020

Issued Capital
As of 30 June 2019, the Company's statutory ordinary share capital amounted to nominally GBP 32,459,824 (USD$42,229,888). The Shares are fully paid and rank pari passu with each other.

Authorized Capital / Authority to allot shares / Pre-emption rights
Under the law of England and Wales the concepts of authorized capital as known under Swiss law is not applicable. English law, however, provides for an authorization to allot shares and to disapply pre-emption rights as set out below.

Pursuant to section 551 Companies Act 2006, the directors of a company may by ordinary resolution of the shareholders exercise the power to allot shares in the company or grant rights to subscribe for or to convert any security into shares in the company.

Pursuant to section 571 Companies Act 2006, a company may by a special resolution of the shareholders resolve that section 561 Companies Act 2006 (existing shareholders’ right of pre-emption) does not apply to a specified allotment of equity securities (as defined by section 560 Companies Act 2006) to be made pursuant to that authorization or applies to such an allotment with such modifications as may be specified in the resolution.

On 4 December 2019 at the annual general meeting of the Company the following resolutions were passed and have effect until the earlier of 31 December 2020 and the conclusion of the next Annual General Meeting:

●
The Directors authority to allot securities up to an aggregated nominal amount of GBP 500,000 (USD$650,000) in accordance with Section 551 of the Companies Act 2006.
●
The Directors authority to allot securities up to an aggregated nominal amount of GBP 25,000 (USD$32,000) in accordance with Section 551 of the Companies Act 2006.
●
The Directors authority to allot securities up to an aggregated nominal amount of GBP 250,000 (USD$32,000) in accordance with Section 551 of the Companies Act 2006.

Conditional Capital
As of the date of this document the Company has no conditional share capital.

B.
Memorandum and articles of association.

UK Registor:

Equiniti Limited whose registered address is Aspect House, Spencer Road, Lancing Business Park, West Sussex BN99 6DA, with company number 06226088

Entry Number:                                  123

Clause 73. Number of directors

Unless otherwise determined by the Company by ordinary resolution, the number of Directors shall be at least three and not more than nine.

Clause 74. Power of company to appoint directors

Subject to these Articles and the Companies Acts, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

Clause 75. Power of board to appoint directors

Subject to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

Clause 76. Eligibility of new directors

No person, other than a retiring Director (by rotation or otherwise), shall be appointed or re-appointed a Director at any general meeting unless:

a)
he is recommended by the Board; or

21

b)
at least seven but not more than 42 clear days before the date appointed for the meeting the Company has received notice from a member (other than the person proposed) entitled to vote at the meeting of his intention to propose a resolution for the appointment or re-appointment of that person, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the Company's register of directors and a notice executed by that person of his willingness to be appointed or re-appointed, is lodged at the Office.

c)
A Director need not be a member of the Company.

Clause 77. Retirement of directors

At each annual general meeting of the Company any Director then in office: who has been appointed by the Board since the previous annual general meeting in accordance with Article 75; or for whom it is the third annual general meeting following the annual general meeting at which he was elected or last re-elected; shall retire from office but shall be eligible for re-appointment.

Clause 78. Deemed re-appointment

A Director who retires at an annual general meeting shall (unless he is removed from office or his office is vacated in accordance with these Articles) retain office until the close of the meeting at which he retires or (if earlier) when a resolution is passed at that meeting not to fill the vacancy or to elect another person in his place or the resolution to re-appoint him is put to the meeting and lost.

If the Company, at any meeting at which a Director retires in accordance with these Articles does not fill the office vacated by such Director, the retiring Director, if willing to act, shall be deemed to be re-appointed unless at that meeting a resolution is passed not to fill the vacancy or elect another person in his place or unless the resolution to re-appoint him is put to the meeting and lost.

Rights and restrictions attaching to Deferred Shares as detailed in the Company Articles of Association

6A.1
Deferred Shares have the following rights and are subject to the following restrictions:

6A.1.1
the holders of Deferred Shares shall not be entitled to receive notice of, or to attend, speak or vote at any general meeting of the Company;

6A.1.2
the Deferred Shares shall confer no right to participate in dividends or other distributions by the Company;

6A.1.3
the holders of Deferred Shares shall participate in a winding-up or a return of capital of the company to the extent of the nominal value of such deferred shares only after the holders of ordinary shares have been paid the amount of £1,000,000 on each such share held, and the holders of Deferred Shares shall not be entitled to any further participation in the assets of the Company;

6A.1.4
no share certificate shall be issued in respect of Deferred Shares, and they shall not be transferable except in accordance with paragraph 6A.2 below or with the unanimous written consent of the directors; and

6A.1.5
the Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred Shares, and such creation, allotment or issue shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of Deferred Shares.

6A.2
The Company has the irrevocable authority at any time, without obtaining the sanction of the holder or holders of Deferred Shares:

6A.2.1
To purchase all or any of the Deferred Shares in accordance with the Act without obtaining the consent of the holders thereof and in consideration of the payment to each of the holders whose shares are purchased of an amount equal to one penny in respect of all the Deferred Shares then being purchased by the company, and for the purposes of any such purchase, to appoint any person to execute, as his or its attorney and agent, on behalf of any holder of Deferred Shares, a contract for the sale to the Company of any such Deferred Shares held by him or it; and

6A.2.2
to cancel all or any of the same so purchased under paragraph 6A.2.1 above in accordance with the Act.

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Redeemable shares

Subject to the Companies Acts and to any rights attaching to existing shares, any share may be issued which can be redeemed or is liable to be redeemed at the option of the Company or the holder. The Board may determine the terms, conditions, and manner of redemption of any redeemable shares which are issued. Such terms and conditions shall apply to the relevant shares as if the same were set out in these Articles.

Pari passu issues

If new shares are created or issued which rank equally with any other existing shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

Variation of rights

Subject to the Companies Acts, the rights attached to any class of shares can be varied or abrogated either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the authority of a special resolution passed at a separate meeting of the holders of the relevant class of shares known as a class meeting.

The provisions of this Article will apply to any variation or abrogation of rights of shares forming part of a class. Each part of the class which is being treated differently is treated as a separate class in applying this Article.

All the provisions in these Articles as to general meetings shall apply, with any necessary modifications, to every class meeting except that:

the quorum at every such meeting shall not be less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class) (excluding any shares of that class held as treasury shares); and

if at any adjourned meeting of such holders such quorum as set out above is not present, at least one person holding shares of the class who is present in person or by proxy shall be a quorum.

The Board may convene a class meeting whenever it thinks fit and whether the business to be transacted involves a variation or abrogation of class rights.

Payment of commission

The Company may in connection with the issue of any shares or the sale for cash of treasury shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or other securities or the grant of an option to call for an allotment of shares or any combination of such methods.

Trusts not recognized

Except as otherwise expressly provided by these Articles, required by law or as ordered by a court of competent jurisdiction, the Company shall not recognize any person as holding any share on any trust, and the Company shall not be bound by or required in any way to recognize (even when having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share other than an absolute right of the holder of the whole of the share.

Uncertificated shares

Under and subject to the uncertificated securities rules, the Board may permit title to shares of any class to be evidenced otherwise than by certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to compliance with the uncertificated securities rules, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any relevant system.

In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:

the holding of shares of that class in uncertificated form;

the transfer of title to shares of that class by means of a relevant system; or

any provision of the uncertificated securities rules;

23

and, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the uncertificated securities rules, of an Operator register of securities in respect of that class of shares in uncertificated form.

Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the uncertificated securities rules.

If, under these Articles or the Companies Acts, the Company is entitled to sell, transfer, or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over an uncertificated share, then, subject to these Articles and the Companies Acts, such entitlement shall include the right of the Board to:

require the holder of the uncertificated share by notice in writing to change that share from uncertificated to certificated form within such period as may be specified in the notice and keep it as a certificated share for as long as the Board requires;

appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such share as may be required to affect the transfer of such share and such steps shall be as effective as if they had been taken by the registered holder of that share; and

take such other action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Unless the Board determines otherwise, shares which a member holds in uncertificated form shall be treated as separate holdings from any shares which that member holds in certificated form but a class of shares shall not be treated as two classes simply because some shares of that class are held in certificated form and others in uncertificated form.

Unless the Board determines otherwise or the uncertificated securities rules require otherwise, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

The Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the uncertificated securities rules and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption. Any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the Register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

Clause 10. Variation of rights as detailed in the Company Articles of Association

10.1
Subject to the Companies Acts, the rights attached to any class of shares can be varied or abrogated either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the authority of a special resolution passed at a separate meeting of the holders of the relevant class of shares known as a class meeting.

10.2
The provisions of this Article will apply to any variation or abrogation of rights of shares forming part of a class. Each part of the class which is being treated differently is treated as a separate class in applying this Article.

10.3
All the provisions in these Articles as to general meetings shall apply, with any necessary modifications, to every class meeting except that:

10.3.1
the quorum at every such meeting shall not be less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class) (excluding any shares of that class held as treasury shares); and

10.3.2
if at any adjourned meeting of such holders such quorum as set out above is not present, at least one person holding shares of the class who is present in person or by proxy shall be a quorum.

10. 4
The Board may convene a class meeting whenever it thinks fit and whether the business to be transacted involves a variation or abrogation of class rights.

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43. Annual general meetings

An annual general meeting shall be held once a year, at such time (consistent with the terms of the Companies Acts) and place as may be determined by the Board.

44. Convening of general meetings

All meetings other than annual general meetings shall be called general meetings. The Board may, whenever it thinks fit, and shall on requisition in accordance with the Companies Acts, proceed to convene a general meeting.

45. Notice of general meetings

A general meeting shall be called by at least such minimum notice as is required or permitted by the Companies Acts. The period of notice shall in either case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given to all members other than those who are not entitled to receive such notices from the Company. The Company may give such notice by any means or combination of means permitted by the Companies Acts.

46. Contents of notice of meetings

46.1
Every notice calling a meeting shall specify the place, date and time of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to a proxy or (if he has more than one share) proxies to exercise all or any of his rights to attend, speak and vote and that a proxy need not be a member of the Company. Such notice shall also include the address of the website on which the information required by the Act is published, state the procedures with which members must comply in order to be able to attend and vote at the meeting (including the date by which they must comply), provide details of any forms to be used for the appointment of a proxy and state that a member has the right to ask questions at the meeting in accordance with the Act.

46.2 The notice shall specify the general nature of the business to be transacted at the meeting and shall set out the text of all resolutions to be considered by the meeting and shall state in each case whether it is proposed as an ordinary resolution or as a special resolution.

46.3 In the case of an annual general meeting, the notice shall also specify the meeting as such.

46.4 For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes a person may cast, the Company may specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting (not taking into account non-working days) by which a person must be entered in the Register in order to have the right to attend or vote at the meeting or appoint a proxy to do so.

The Company has been advised that the provisions of the City Code on Takeovers and Mergers (UK Takeover Code) do not apply to the Company as at the date of this application since the directors do not consider that the Company has its place of central management and control in the United Kingdom, the Channel Islands, or the Isle of Man. If this changed in the future, the UK Takeover Code would apply to the Company.

1. Disclosure obligation and thresholds

Subject to the Company’s current listing on SIX Swiss Exchange, in accordance with the Federal Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading Act ("FMIA"), anyone who acquires or sells shares (or acquisition respectively sale rights relating to shares) of a company with its registered office in Switzerland whose equity securities are listed in whole or in part in Switzerland – or of a company with its registered office abroad whose equity securities are mainly listed (have a primary listing) in whole or in part in Switzerland – and thereby reaches, falls below or exceeds the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33.33%, 50% or 66.66 % of the voting rights, whether exercisable or not, must notify this to the respective company and the stock exchanges on which the equity securities in question are listed.

The Company is a public limited company (PLC) incorporated under the laws of England and Wales and operating pursuant to the UK Companies Act 1985 (as amended) and the Companies Act 2006 (Act).

The laws of England and Wales require companies to specify their nature of business according to the standard industrial classification of economic activities (UK SIC Code) when filing with Companies House, which is the United Kingdom's registrar of companies.

The Company business purpose and activities are included under the UK SIC Code 21100 "Manufacture of basic pharmaceutical products" which includes provitamins, vitamins and their derivatives (manufacture) as well as mineral and pharmaceutical nutritional ingredients for food and feeding stuff (manufacture).

25

As per the date of this document, there are no special provisions pursuant to the Company's Articles that differ from the laws of England and Wales in respect of changes to capital and the rights attached to the individual types of shares, other than as set out above.

C.
Material contracts.

Directors’ remuneration in its various forms was agreed by Board resolution, not formalized by contracts at this stage, and these arrangements will continue until re-visited by either party. Thus, there has been no specification of termination benefits for directors currently

Director - Simon St Ledger’s employment terms, as formalized by board resolution and contract, dated 1st July 2019 which specifies a salary of AUD$165, 000 (USD$120,00) per annum, which will be increased by 10% each year. A car allowance up to AUD$1000 (USD$700) per month. excluding required Super/pension payments at 9.5%. The director will also be entitled to an executive bonus which shall not exceed 10% of remuneration and determined at the sole discretion of the board.

Director - Shayne Kellow has been provided with the use of a vehicle owned by the consolidated entity for their personal use.

Director - Vesta Vanderbeken’s was provided with relevant contract that has been executed prior to the appointment. The fee payable for carrying out her duties is an annual gross amount of GBP12, 000 (USD$16,000)

D.
Exchange controls. Describe any governmental laws, decrees, regulations or other legislation of the home country of the company which may aﬀect:

(1)
The import or export of capital, including the availability of cash and cash equivalents for use by the company’s group.

Not Applicable

(2)
The remittance of dividends, interest, or other payments to nonresident holders of the company’s securities.

Not Applicable.

The Company has no dividend policy at the date of this document. The Board will determine – pursuant to the Company's Articles - what, if any, dividends are to be distributed to shareholders from time to time considering the profitability and strategic direction of the Company, and such other matters as the Board may consider relevant. The Board has no restrictions on its ability to determine a dividend policy and there are no restrictions in place relating to the payment of dividends.

The Company has not paid any dividends since its incorporation on 11 January 2012.

E.
Taxation.

United Kingdom

Taxation of Dividends
The Company will not be required to withhold tax at source when paying a dividend to UK tax resident individuals or companies.  A United Kingdom resident individual shareholder will not generally pay tax on the first GBP 5,000 (USD$6,500) of dividends that they receive in a tax year. Above this allowance the tax a United Kingdom resident individual shareholder will pay depends on which Income Tax band they are in. The current dividend tax rates for the year end 5 April 2018 are as follows:

●
Basic Rate: 7.5%
●
Higher Rate: 32.5%
●
Additional rate: 38.1%

Subject to certain exceptions, a Shareholder which is a company resident for tax purposes in the United Kingdom and which receives a dividend paid by another company resident for tax purposes in the United Kingdom will not generally have to pay corporation tax in respect of it.

Persons who are not resident in the United Kingdom should consult their own tax advisers concerning their tax liabilities on dividends received from the Company.

26

Taxation of Capital Gains
If a Shareholder disposes of any or all his ordinary Shares in the Company he may incur a liability to tax on chargeable gains depending upon the Shareholder's particular circumstances and subject to any available exemptions and reliefs. Companies are entitled to indexation allowance which may also reduce the chargeable gain.

Other Taxes
The transfer of shares in the secondary market is generally subject to UK Stamp Duty Reserve Tax (SDRT). A purchase on SIX Swiss Exchange of Shares in the form of uncertificated securities that are held with CREST and Clearstream and that are cleared and settled through SIX x-clear and SIX SIS, respectively, currently triggers SDRT of 0.5 percent. This stamp tax is charged fully to the buyer of the Shares, and the buyer is liable for the payment. The buyer's bank (SIX Swiss Exchange member) normally assumes the responsibility for the required registration with the HM Revenue and Customs (HMRC), the tax, payments and customs authority of the United Kingdom and the correct deduction and reporting of the tax on behalf of its customer. Certain transfers and purchases are normally exempt from SDRT, such as qualifying transfers between recognized intermediaries and clearing houses or purchases by UK registered charities. Transfers of certificated Shares are subject to a stamp duty of 0.5 per cent, when the transaction value exceeds GBP 1,000 (USD$1,300).

F.
Dividends and paying agents.

Whilst the Company’s current paying agent in Switzerland is currently Banque Cramer & Cie SA, the Company has no dividend policy at the date of this document.

The Board will determine – pursuant to the Company's Articles - what, if any, dividends are to be distributed to shareholders from time to time considering the profitability and strategic direction of the Company, and such other matters as the Board may consider relevant. The Board has no restrictions on its ability to determine a dividend policy and there are no restrictions in place relating to the payment of dividends.

The Company has not paid any dividends since its incorporation on 11 January 2012

G.
Statement by experts.

Not Applicable

H.
Documents on display.

Documents are available at the companies registered office:
27 Old Gloucester Street London
WC1N 3AX
United Kingdom

Or

Electronically on the Companies corporate website: www.rnplc.com

I.
Subsidiary Information.

Group Structure
The Company was incorporated to act as a holding company for Rapid Nutrition Pty Ltd and the Rapid Nutrition business. Rapid Nutrition Pty Ltd, Australia became a wholly owned subsidiary of the Company on 24 July 2012 and is the operating entity in the Group. Additionally, Rapid Nutrition Pty has incorporated Rapid Nutrition Australia Pty Ltd as a wholly owned subsidiary on 23 February 2018, for the purpose of holding selected Distribution Agreement as well as selected trademarks relevant to the Australian market. Furthermore, Rapid Nutrition Pty Ltd is a majority shareholder of Rapid Nutrition Asia Pty Ltd, since 17 April 2018. It is expected that this vehicle will be used specifically to source Australian-made nutritional supplements to the Chinese market starting in the second half of 2018. The development of business through this vehicle is part of the Group's current growth strategy. The group recently incorporated a non-operating subsidiary in Canada in 2019 under the name Rapid Nutrition Canada Inc. The purpose of this was to obtain CDS Eligibility for its Common Shares. CDS Clearing offers the New York Link and DTC Direct Link services to transact Canada-U.S. cross-border settlements and to provide custody services for U.S.-based securities via DTC. Shares that are CDS eligible often increase trading volume. In addition, CDS eligibility addresses the issue that many US firms have that prohibit trading in shares that are not either CDS or DTC eligible. As Rapid Nutrition moves forward with its business plans, CDS eligibility will extend its reach to a broader audience of investors, both in North America and internationally and further support its shareholders. The group lastly incorporate Rapid Nutrition Science Pty Ltd on the 28 April 2020 to hold any new intellectual property.

27

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

The Group's business, financial condition and results from operations could be materially harmed by each of the risks described below. The market price of the Shares following the Listing of the New Shares may decline as a result of each of these risks. The risks described herein are not the only ones the Group faces. Additional risks and uncertainties not presently known to the Group or risks that it currently believes are immaterial could also impair its business. The order of presentation of the risk factors below is not intended to be an indication of the probability of their occurrence or of their potential effect on the Group's business.

	RISK	MITIGATION
Risks relating to the Group, its business and industry
Liquidity and Going Concern
The Group is exposed to liquidity risks due the likely low revenues versus costs as a result of the early stage growth of the business. For the financial year ended 30 June 2019, the Group had a cash balance of AUD$ 243,576 while it had borrowings of AUD$1,172,346. Therefore, the ability of the Group to continue its business as a going concern and to pay its debts as and when they fall due may be dependent on the ability of the Group to continue to achieve sales revenue and the successful realization of future revenue growth via their plans to expand their product lines and distribution partnerships. Should the Group be unable to continue as a going concern, it may be required to release its assets and extinguish its liabilities other than in the normal course of business and at amounts different from those stated in the financial statements.

28

Economy
The Group consists of companies located in Australia and the United Kingdom, servicing markets in those and other countries. Changes in the economic conditions in such markets may adversely affect the financial performance of the Group. Factors such as inflation, currency fluctuations, interest rates, industrial disruption and economic growth may impact on future operations and earnings.

The Group’s future business prospects depend to a large extent on raw material prices. Economic changes that result in significant increases in prices and that continue for long periods could have an adverse effect on the revenues and viability of the Group.

Limited History of the Group
The Group has a limited operating history on which an evaluation of its prospects can be made.

           The prospects of the Group must be considered in light of the risks, expenses and difficulties frequently encountered by investing in companies developing products, particularly in heavily regulated industries such as the food industry, which are subject to commercial uncertainties relating to applications and approvals processes.

If the Group and its senior management cannot adequately address the uncertainties and risks associated with its limited history and in any new ventures that it pursues, this may have a significant detrimental impact on the operations and profitability of the Group

29

Competition
The Group competes with other companies, including major competitors in its industry. These competitors will likely have greater financial and other resources than the Group, and as a result, may be in a better position to compete for future business opportunities. Many of the

           Group’s competitors compete directly with its products and services in the market place. There can be no assurance that the Group can compete effectively with these competitors.

Consumer Behavior
The Group operates in a market which is heavily dependent on consumer preferences, trends, and behaviors. The preferences, trends and behaviors may change over time in ways over which the Group has no control, and which result in decreasing sales of the Group's products.

Regulatory Environment
The products the Group offers in its markets are typically subject to local regulation and an approval process. While the Group has acquired a good knowledge and experience in adapting to local regulation and managing the approval processes, there is a risk that the Group may be unable to develop and manufacture products that meet all the regulatory requirements in one or all the countries in which it wishes to market. Failure to obtain necessary approvals or maintain such approvals may cause the Group to stop selling the products to such markets, increase costs, or frustrate delivery to such markets; and consequently, have a material detrimental impact on the Group’s performance.

30

Product Quality
If there are any issues with the Group's raw materials, manufacturing processes, its supply chain or any other issue affecting the quality of its products, such events could have a negative impact on the reputation of the Group and result in regulatory action, claims for compensation of damages or fines. Any such issues could have a serious impact on the sales of the Group's products, potentially across the entire product range, with a resulting drop in revenues and profits for the Group.

Product development
          The Group has a relatively small number of products in a limited number of markets, and so the revenues will be affected if one of these products or markets encounters problems. Such problems could include demographic trends, technical failures, macro-economic conditions, regulatory changes or changing customer preferences. Due to the inherent risks involved in creating new technology and products, there is also a risk that development costs will be overspent or spent without resulting in a successful product, resulting in increased capital requirements, which may cause delays or cancellation of the release of products.

Cost of remaining competitive
One of the competitive advantages claimed by the Group, and on which many of its sales targets are based, is the superior performance of its product. Competitors may release products that make these claims redundant and additional development expenditure may be required to maintain the market positioning.

31

Varying Jurisdictions and Laws
The Group supplies its products in several jurisdictions. These jurisdictions are the subject of different legal systems and laws. If the Group is not compliant with the laws of the jurisdiction in which the products are being delivered, liability may attach to the Group and cause delay, losses, or other impediments to the continued operation of the business in one or more jurisdictions. This may have an adverse effect on the Group's profits, its trading results, its balance sheet, and its financial position.

Raw Materials Procurement Costs
The Group is using a variety of materials in order to achieve the performance characteristics of its products. There are risks that materials will not be available at an acceptable cost, on time or at all, resulting in failure to meet performance specifications, or inability to manufacture products to schedule.

Underachieving Sales Performance
Due to the nature of the market for natural health supplement products the perceived value and desirability of the products may be affected by media reports, reviews, competitor advertising and other unknown factors. This could affect the capability of the Group to achieve its sales targets.

Dependence on Key Personnel
The Group is heavily reliant on key personnel. The Group’s future depends, in part, on its ability to attract and retain key personnel. It may not be able to hire and retain such personnel at its compensation levels. The Group’s future also depends on the continued contributions of its executive management team and other key management and technical personnel, who could be difficult to replace.

32

Insufficient Insurance and Risk Cover
While the Group maintains insurance covering various risks and, in such amounts, as it believes reasonable, such insurance may not be sufficient to cover losses in certain circumstances which could have a material adverse effect on its business, its results, its balance sheet and its financial position.

Also, changes in regulations or an increase in claim events, particularly in the event of an incident resulting in increased premiums, could have a material adverse effect on the Group’s profits, its results, its balance sheet, and its financial position.

Risks relating to the Shares
Limited Market Liquidity
The Company’s Shares have been listed on SIX Swiss Exchange since 29 March 2017 and the OTCQB since 18 March 2019. The Company is in discussions with several potential market makers post capital increase; should the Company not be able to secure the services of a market maker, the realization of a liquid and stable market for the Shares would continue to be hindered.

The Company cannot predict whether these issues can be solved soon or if this will further prevent a liquid market in the Shares. The failure of an active and liquid market affects an investor's ability to sell his or her Shares, and/or depresses the market price of the Shares on both the SIX Swiss Exchange and OTCQB.

33

Volatility
As a result of high volatility in the securities markets in general and of the price of the Company's Shares in particular, the Share price following the Listing of the New Shares may be highly volatile. Factors that may affect the Share price include the inability to develop a liquid market in the Shares and developments that affect the Group's financial results, fluctuations in the Group's financial results, market expectations about the valuation and adequate capitalization of companies in general or in particular of those active in the nutrition business, investors' assessments as well as changes in the valuation of other companies in the same business, sales of Shares, potential litigation or regulatory action involving the Group or the nutrition sectors influencing the Group's business, securities or industry analysts' reports, speculation of the media or investment community, and investigations with respect to practices of competitors.

There can be no assurance that events in Switzerland, the United Kingdom, Australia, Europe, the United States or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the Shares or that economic and market conditions will not have any other adverse effect.

Sales of a substantial number of Shares in the public market following the Listing of the New Shares, or the perception that these sales might occur, could adversely affect the market price for the Shares and materially impair the Company’s future ability to raise capital through offers of Shares or securities relating to the Shares.

34

Dividend Risk
If one or more businesses operated by the Group are not profitable, or the Group is not managed effectively so that profits made in one business must be used to fund another, this may have an adverse effect on the Group and the Group may not be profitable. Consequently, the Company would not be able to pay, and shareholders may not receive, dividends.

Pursuant to the dividend policy, the Company may determine that it will not pay dividends at any time or any future time. Consequently, the shareholders would not receive dividends for the affected period or future period.

Since its incorporation on 11 January 2012, the Company did not pay any dividends to its shareholders.
General Factors affecting the Value of the New Shares

Stock market conditions may affect the value of the New Shares regardless of the Group’s operating performance. Stock market conditions are affected by many factors such as:
● general economic outlook;
● interest rates and inflation rates;
● currency fluctuations;
● changes in investor sentiment;
● the demand for, and supply of, capital;
● terrorism or other hostilities.

35

Inherent Currency Exchange Rate Risk
The Group is exposed to currency fluctuations in many respects. Its revenues are generally denominated in currencies of the markets in which the Group is active. The Group’s costs may be denominated in other currencies and the reporting currency of the Company is the British pounds sterling. Investing in the Shares will therefore expose investors to fluctuations in these currencies.

The impact of unfavorable currency exchange rates may materially affect the Group’s financial position and prospects and its ability to distribute dividends to its shareholders.

Capital Increase
Under the laws of England and Wales, shareholders usually have pre-emption rights to subscribe on a pro-rata basis for the cash issues of new shares, unless these rights are disapplied by shareholder resolution or one of certain exemptions apply. If the Company was to carry out such issues in the future, certain shareholders may not be able to participate in such issue and would accordingly have their percentage interest in the Company diluted.

Research reports
The trading market for the New Shares will also depend on research reports that industry or securities analysts publish about the Company or its business. The Company does not have any control over these analysts. If one or more of the analysts who cover the Company downgrade the Shares, the price of the Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which in turn could cause the price of the Shares or the trading volume to decline.

36

Appendix to Item 11 - Tabular Disclosures

The tables set forth below are illustrative of the format that might be used when a registrant elects to present the information required by paragraph (a)(1)(i)(A) of Item 11 regarding terms and information about derivative ﬁnancial instruments, other ﬁnancial instruments, and derivative commodity instruments. These examples are for illustrative purposes only. Registrants are not required to display the information in the speciﬁc format illustrated below. Alternative methods of display are permissible if the disclosure requirements of the section are satisﬁed. Furthermore, these examples were designed primarily to illustrate possible formats for presentation of the information required by the disclosure item and do not purport to illustrate the broad range of derivative ﬁnancial instruments, other ﬁnancial instruments, and derivative commodity instruments utilized by registrants.

Interest Rate Sensitivity

June 30, 2019 = $ 1,405,341

Expected Maturity Date (USD Equivalent in millions)
	19x2	19x3	19x4	19x5	19x6	Thereafter	Total	Fair Value
Liabilities
Long-Term Debt
Fixed Rate (USD)	$890	$771	$642	$504	$353	$190	$1,345	$1,345
Average Interest Rate	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%
Variable Rate (USD)	$890	$771	$642	$504	$353	$190	$1,345	$1,345
Average Interest Rate	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%

There is no ‘Variable Rate as the above debt is based on a flat/fixed interest rate only.

June 30, 2019
On Balance Sheet Commodity Position and Related Derivatives (In millions)
	Carrying Amount	Fair Value
Inventory	$174	$1744

4 Pursuant to General Instruction 4 to Items 305(a) and 305(b) of Regulation S-K, registrants may include information on commodity positions, such as corn inventory.

Item 12.  Description of Securities Other than Equity Securities.

A.
Debt Securities.

The company has not issued any debt securities.

B.
Warrants and Rights.

Not Applicable

C.
Other Securities.

The Company is not issuing any other securities.

D.
American Depositary Shares.

The company has not issued any American Depository Shares.

37

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

A.
No material defaults incurred.

B.
The company holds one class of stock only. The Company has no dividend policy at the date of this document. The Board will determine – pursuant to the Company's Articles - what, if any, dividends are to be distributed to shareholders from time to time considering the profitability and strategic direction of the Company, and such other matters as the Board may consider relevant. The Board has no restrictions on its ability to determine a dividend policy and there are no restrictions in place relating to the payment of dividends.

The Company has not paid any dividends since its incorporation on 11 January 2012.

Item 14.  Material Modiﬁcations to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15.  Controls and Procedures.

(a)
 Disclosure Controls and Procedures.

The Disclosure Committee is responsible for, among other things, helping the Company make timely and accurate disclosure of all information that it is required to disclose under its legal and regulatory obligations. The Disclosure Committee will meet at such times as shall be necessary or appropriate.

The Disclosure Committee’s terms of reference deal with such issues as membership and frequency of meetings, together with the requirements for quorum and notice procedure and the right to attend meetings. The responsibilities in the terms of reference of the Disclosure Committee relate to the following: determining the disclosure treatment of material information; identifying insider information; assisting in the design, implementation and periodic evaluation of disclosure controls and procedures; monitoring compliance with the Company’s disclosure procedures and share dealing policies; resolving questions about the materiality of information; insider lists; reviewing announcements dealing with significant developments in the Company’s business; and considering the requirements for announcements in case of rumors relating to the Company.

The Disclosure Committee comprises the non-executive Director, the independent non-executive corporate advisor, and the independent non- executive advisor. The Committee is chaired by non-executive corporate advisor

(b)
 Management’s annual report on internal control over ﬁnancial reporting.

(1)
The Directors are responsible for preparing the Strategic Report and the Directors’ Report and the financial statements in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year or period. Under that law the Directors have elected to prepare the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the situation of the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

●
select suitable accounting policies and then apply them consistently;
●
make judgements and accounting estimates that are reasonable and prudent;
●
state whether the financial statements have been prepared in accordance with IFRS as adopted by the European Union;
●
prepare the financial statements on the going concern basis unless it is inappropriate to presume the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

38

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

(1.1.1)
The financial reporting framework that has been applied in the preparation of the Group and parent company financial statements is applicable law and IFRSs as adopted by the European Union

(1.1.2)
In connection with your audit of the financial reports of Rapid Nutrition PLC and its controlled entities (“the Group”) for the end of the most recent fiscal year for the purpose of expressing an opinion as to whether the financial report is presented fairly, in all material respects, in accordance with:
1.
The Companies Act 2006 (wherein it applies to companies reporting under International Financial Reporting Standards – “IFRS”), giving a true and fair view of the Group’s financial position as at 30 June 2018 and of its performance for the period ended on that date; and
2.
International Financial Reporting Standards as applicable within the European Union; and
3.
Other mandatory professional reporting requirements in the UK.

We confirm that, to the best of our knowledge and belief, having made such enquiries as we considered necessary for the purpose of appropriately informing ourselves.

We have fulfilled our responsibilities, as set out in the terms of the audit engagement, for the preparation of the financial report in accordance with International Financial Reporting Standards as applicable in the European Union and the Companies Act 2006 (wherein it applies to companies reporting under IFRS); in particular the financial report is fairly presented in accordance therewith.

(1.1.3)
In our opinion, based on the work undertaken during the audit:

●
the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements; and
●
the Strategic Report and the Report of the Directors have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and Parent Company and its environment obtained during the audit, we have not identified material misstatements in the Strategic Report or the Report of the Directors.
Elderton Audit (UK)
Level 2, 267 St Georges Terrace, Perth WA 6000
1 George Yard Lower Ground Floor London EC3V 9DF

(c)
 Attestation report of the registered public accounting ﬁrm. If an issuer is an accelerated ﬁler or a large accelerated ﬁler (as deﬁned in §240.12b-2 of this chapter), other than an emerging growth company (as deﬁned in §240.12b-2 of this chapter), and where the Form is being used as an annual report ﬁled under Section 13(a) or 15(d) of the Exchange Act, provide the registered public accounting ﬁrm’s attestation report on management’s assessment of the issuer’s internal control over ﬁnancial reporting in the issuer’s annual report containing the disclosure required by this Item.

In our opinion:
●
the financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 30 June 2019 and of the Group’s profit for the year then ended;
o
the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union;
o
the parent company financial statements have been properly prepared in accordance with applicable law and IFRSs as adopted by the European Union; and
o
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Whom we are reporting to
This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

39

What we have audited
The financial report of Rapid Nutrition PLC for the year ended 30 June 2019, which comprises the following statements:
●
Consolidated Statement of Profit or Loss and Other Comprehensive Income,
●
Consolidated Statement of Financial Position,
●
Consolidated Statement of Changes in Equity,
●
Consolidated Statement of Cash Flows,
●
Parent Company Statement of Financial Position,
●
Parent Company Statement of Changes in Equity, and
●
All related notes to the above.

The financial reporting framework that has been applied in the preparation of the Group and parent company financial statements is applicable law and IFRSs as adopted by the European Union.

Overview of Audit Approach
We identified the key audit risks to be revenue recognition, change of presentation currency, and the valuation of prepayments.
We set materiality for the Group at 1.5% of revenue: $46,573.
We performed full scope audit procedures over all Group entities at the head office in Brisbane, Australia.

Our Assessment of Risks of Material Misstatement
The assessed risks of material misstatement described below are those that had the greatest effect on our audit strategy, the allocation of resources in the audit and directing the efforts of the engagement team.

REVENUE RECOGNITION
Risk Description
Rapid Nutrition, as a Group, generates revenues from sales and licensing of various health food and sports nutrition products, including the Leisa’s Secret® and SystemLS™ lines.

The method for recognising revenue varies depending on the type of sale being made:

- Retail sales
These sales are recognised at the date the stock is segregated from other inventory, ready for collection or delivery in accordance with these customers terms of trade.

- Licensing sales
These arrangements are established via contract, with clauses that specify what periods payments relate to, and subsequent royalty percentages payable by the licensee.

There are risks around the timing of revenue recognition of retail product sales, particularly focused on the contractual terms of delivery and location of sale. In addition, due to the volume of transactions in the year, and the different types of revenue, we have identified revenue recognition as a key risk for our audit.

The Group’s revenue recognition policy is disclosed in note 1.5.

Our audit work assessed the design and implementation of controls over the recognition of revenue. We tested, in detail, a sample of completed orders around the year end date, with specific focus on recognition conditions for revenue.

We assessed the transfer of risk and reward to the customer by reviewing dates of transaction completion in the Group’s financial records, and dates of stock segregation and dispatch for retail sales.

We evaluated the Group’s contracts for licensing its products, with particular focus on the period the contracts were active for.

Key Observations: We noted no material instances of inappropriate revenue recognition arising in our testing.

40

Overview of the scope of our audit
A description of the generic scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeprivate. We conducted our audit in accordance with International Standards on Auditing (ISAs) (UK and Ireland). Our responsibilities under those standards are further described in the ‘Responsibilities for the financial statements and the audit’ section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. We are independent of the Group in accordance with the Auditing Practices Board’s Ethical Standards for auditors, and we have fulfilled our other ethical responsibilities in accordance with those Ethical Standards.

The Group is managed from Brisbane, Australia. Through our procedures, all Group entities were subjected to a comprehensive audit approach. Our audit approach was based on a thorough understanding of the Group’s business and is risk based, and included:

●
undertaking interim procedures before the year end date to evaluate the Group’s internal control environment, including IT systems and controls;
●
at this visit, we performed an evaluation of the design effectiveness of controls over key financial statement risk identified as part of our risk assessment, reviewed the accounts production process, and performed certain transactional procedures for the first nine months of the year in advance of the year end;
●
at the final audit visit, we undertook substantive testing on significant transactions, balances and disclosures, the extent of which was based on various factors such as our overall assessment of the control environment, the effectiveness of controls over individual systems and the management of specific risks; and
●
the scope of the current year audit has remained consistent with the scope of that of the prior year.

Opinion on Other Matters prescribed by the Companies Act 2006
Our opinions on other matters prescribed by the Companies Act 2006 are unmodified in our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken during the audit:

●
the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements; and
●
the Strategic Report and the Report of the Directors have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and Parent Company and its environment obtained during the audit, we have not identified material misstatements in the Strategic Report or the Report of the Directors.

Matters on which we are required to report by exception
Under the Companies Act 2006 we are required to report to you if, in our opinion:

●
adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
●
the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
●
certain disclosures of Directors’ remuneration specified by law are not made; or
●
we have not received all the information and explanations we require for our audit.

Under the ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the annual report is:

●
materially inconsistent with the information in the audited financial statements; or
●
apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired while performing our audit; or
●
otherwise misleading.

We are required to report to you if:

●
we have identified any inconsistencies between our knowledge acquired during the audit and the Directors’ statement that they consider the annual report is fair, balanced, and understandable; or
●
the annual report does not appropriately disclose those matters that were communicated to the Audit Committee which we consider should have been disclosed.

41

We have nothing to report in respect of any of the above matters.

We also confirm that we do not have anything material to add or to draw attention to in relation to:

●
the Directors’ confirmation in the annual report that they have carried out a robust assessment of the principal risks facing the Group including those that would threaten its business model, future performance, solvency, or liquidity;
●
the disclosures in the annual report that describe those risks and explain how they are being managed or mitigated;
●
the Directors’ statement in the financial statements about whether they have considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements; and
●
the Directors’ explanation in the annual report as to how they have assessed the prospects of the Group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Responsibilities for the financial statements and the audit

What the Directors are responsible for:
As explained more fully in the Statement of Directors’ Responsibilities set out on page 13 the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

What we are responsible for:
Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Elderton Audit (UK)
Level 2, 267 St Georges Terrace, Perth WA 6000
1 George Yard Lower Ground Floor London, England EC3V 9DF

(d)
 Changes in internal control over ﬁnancial reporting.

Critical accounting – estimates and judgements (financial assets)

In the valuation of certain financial assets, the group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumption that have a significant risk of causing material adjustment to the carrying amounts of financial assets within the next financial year are addressed as follows:

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques, and consideration of all available data, to enable the directors to make the best assessment possible. The group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Item 16.     [Reserved]

Item 16A.  Audit committee ﬁnancial expert

As envisaged by the UK Corporate Governance Code, which is not statutory law but a set of principles that represent good corporate governance practice and has been widely adopted by UK companies, the Board has established Audit, Remuneration, Nomination and Disclosure Committees.

Audit Committee: The Audit Committee has responsibility for, among other things, the monitoring of the financial integrity of the financial statements of the Group and the involvement of the Group’s auditors in that process. It focuses on compliance with accounting policies and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board. The Audit Committee will normally meet at least three times a year at the appropriate times in the reporting and audit cycle.

42

The terms of reference of the Audit Committee cover such issues as membership and the frequency of meetings, together with requirements for quorum and notice procedure and the right to attend meetings. The responsibilities of the Audit Committee covered in the terms of reference are: external audit, internal audit, financial reporting and internal controls and risk management. The terms of reference also set out the authority of the committee to carry out its responsibilities. The Audit Committee’s terms of reference require that it comprise two or more independent non-executive Directors, and at least one person who is to have significant, recent, and relevant financial experience.

The Audit Committee currently comprises two members being independent non-executive Director, and independent non-executive adviser. The committee is chaired by the non-executive director.

Michael Zhu
Accountant, Blueprint Accounting & Consulting Services

Item 16B.   Code of Ethics.

Information relating to the Groups Code of Ethics can be viewed on the Company’s website:
Search Path: www.rnplc.com>Investor Relations>Corporate Governance

Item 16C.   Principal Accountant Fees and Services.

Not Applicable

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable

43

Item 16E Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (0r Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month # 1 (identify beginning and ending dates)	0	0	0	0
Month # 2 (identify beginning and ending dates)	0	0	0	0
Month # 3 (identify beginning and ending dates)	0	0	0	0
Month # 4 (identify beginning and ending dates)	0	0	0	0
Month # 5 (identify beginning and ending dates)	0	0	0	0
Month # 6 (identify beginning and ending dates)	0	0	0	0
Month # 7 (identify beginning and ending dates)	0	0	0	0
Month # 8 (identify beginning and ending dates)	0	0	0	0
Month # 9 (identify beginning and ending dates)	0	0	0	0
Month # 10 (identify beginning and ending dates)	0	0	0	0

44

Period	(a) Total Number of Shares (0r Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month # 11 (identify beginning	0	0	0	0
Month # 12 (identify beginning and ending Total

Item 16F. Change in Registrant’s Certifying Accountant.

The company has retained the same auditor for the past two years.

Item 16G. Corporate Governance.

See Exhibits

Item 16H. Mine Safety Disclosure

Not applicable as the company is not directly, nor indirectly, involved in mining.

PART III

Item 17. Financial Statements.

Financial Statements of Rapid Nutrition PLC for the Years ended 2018, 2019 and June Interim 2020

45

Company Registration Number 07905640

RAPID NUTRITION PLC

FINANCIAL STATEMENTS

30 JUNE 2018

RAPID NUTRITION PLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

RAPID NUTRITION PLC

CORPORATE DIRECTORY

FOR THE YEAR ENDED 30 JUNE 2018

Directors	S St Ledger M Sinclair S Kellow
Company Secretary	Elemental CoSec Limited
Company registration number	07905640
Registered office	2nd Floor 145-157 St. John Street London England EC1V 4PW
Auditor	Greenwich & Co UK Level 2 35 Outram Street West Perth WA 6005 Australia
Domicile of the company	United Kingdom
Country of incorporation	England and Wales
Legal form of entity	Public Limited Company

1

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2018

The directors present their strategic report on Rapid Nutrition PLC (the “Company”) and its controlled entity (hereafter the “Group” or “Rapid Nutrition”) for the year ended 30 June 2018.
Principal activity

Rapid Nutrition is a natural healthcare company focused on the research, development and production of a range of life science products.
The Company was established on the back of its successful and proven weight loss supplement range which is exported worldwide, and now offers consumers a growing range of health and wellbeing solutions to meet existing and emerging societal health concerns, as well as a providing number of wider services to the life sciences industry.
Review of the business, performance & position

The Company has followed a clear strategic direction and has made good progress towards transitioning from a licensing model to a distribution model, with the objective of becoming vertically integrated.  The Company has now secured a number of key distribution partners in the US, China and Australia, broadening and strengthening the business.  In order to support this growth, the Company has continued to secure investor and board support for the current financial year.

With an ongoing dedication to satisfying consumer and investor demand, Rapid Nutrition has performed well in regard to its three key priorities of maintaining stability and momentum, elevating the customer and recalibrating costs.

On the whole, Rapid Nutrition achieved an increased bottom line while moving forward with the implementation of its distribution model with a global perspective for the proceeding fiscal year, as well as the accomplishment of key objectives and a view towards ongoing product development to compliment its current product offering. The Rapid Nutrition Board of Directors is looking forward to seeing the fruits of their labour with an exciting year ahead with many initiatives being finalised in the coming months.

Performance Highlights
USA - The US is a core market for the business and Rapid Nutrition continues to make inroads in this large and complex market having extended its distribution to Amazon, the largest internet retailer in the world for selected System LS™ products available to purchase online.  In addition, the Company has secured a number of independent retail accounts and is in discussions with other distribution partners.

AUSTRALIA - The Company secured a number of new retailers including Drakes Supermarkets, the largest independent grocery retailer in Australia with more than 50 stores in South Australia and Queensland. As previously announced, the Company secured an exclusive Master Distribution Agreement (the “Agreement”) with General Nutrition Corporation (“GNC”), one of the world’s leading global speciality, health, wellness and performance retailers listed on the New York Stock Exchange (NYSE: GNC), granting Rapid Nutrition the exclusive right to market, sell and distribute GNC products in Australia through multiple channels including retail stores, e-commerce and other third-party retailers. In addition, Rapid Nutrition will be able to distribute its own brands through the GNC global network.

2

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2018

Benefits of the Agreement
●
The Agreement enables Rapid Nutrition to expand its product offering in the Australian market with one of the largest and most respected companies in the industry

●
Additional revenue streams will be created for the Company by partnering with GNC and establishing its brands in Australia

●
Rapid Nutrition will be able to distribute its own brands through the GNC global network creating an additional source of revenue

As part of the GNC Australia launch, the Company has recently opened its first health food store in a prominent location in Sydney, Australia where it will promote its extended product range.

CHINA - System LS™ has been approved in several categories in preparation for expanding Rapid Nutrition's brand presence in China.  The Company is also supporting the entry into China by extending the Company’s audience of followers on WeChat, China’s leading social media platform with nearly 1 billion users. The Company has sent an order of its SystemLS™ products to one of its China partners who will roll the product out to its already well-established customer base.

UK - Rapid Nutrition is seeking to expand in the UK and is in discussions with a number of retail partners in addition to establishing its own DTC platform and social media campaigns.  To support its growth strategy and entry into the UK, the Company is currently in discussion with a well-established UK distributor to exclusively represent it SystemLS™ brand for the UK market.

Sri Lanka - The board is pleased to announce Rapid Nutrition has continued to expand in the rapidly growing Asia market securing a distribution agreement with Schering Life Sciences to market and distribute the Companies flagship brand SystemLS™.

The agreement is expected to generate an additional strong in revenues for the company in the first 12mths. Product registration is currently in process and expected to be completed this quarter with the first order to scheduled for later this year.
For the year to 30 June 2018, Rapid Nutrition reported profits of £1.07mil. The key objective for Rapid Nutrition during this transitional phase of changing from a licensing model to a distribution model is maintaining the momentum of the business. The company closed FY 2018 with £2.4mil in revenue, and with a profit before tax of £1.07mil compared to FY 2017’s revenues of £1.9mil.

Rapid Nutrition is making excellent progress in its international expansion and we are delighted to have secured a number of key retail partners including GNC.  The business is transitioning from a licensing model to a distribution model with the objective of becoming vertically integrated and our strategy to grow our distribution channels both in retail stores, online and through our DTC platform is well under way. As part of the process, the Company has also established its own retail health food store in Sydney, Australia. The store provides a great platform to market our own brands and GNC brands. This, together with our recent investor support and our other achievements, means we are excited about the Company’s prospects and confident of our performance for this financial year.

3

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2018

The Year In Review

Our enhanced corporate business model has enabled Rapid Nutrition to continue to secure new distribution contracts and key partnerships in major markets across the globe. In addition to key retail placements, we are presently in discussions with a major U.S. retailer to stock the SystemLS™ range nationally, which will add significant revenue and fall in line with our Group’s significant repositioning in business model direction from licensing to distribution.

As your directors work hard to support increased share price, stability and liquidity for our shareholders, Rapid Nutrition has recently secured significant institutional investor interest; as a result, the Company conducted a capital increase. The funds raised will further place the company in a strong position to be well-capitalised leading into the new financial year and will help to ensure that it can carry out all its initiatives.

With significant accomplishments over the past year, we will fully embed our strategic plan to enable disciplined execution of our strategy over the next 12 months. The business is well-positioned for the next fiscal year and solid growth.

Goals and Opportunities

Rapid Nutrition continues to take advantage of a strong global business climate in its forward focus on growth.

The Group's growth strategy, which consists of three key factors, is intended to build a vertically integrated company with a unique position in the life sciences and nutraceutical space. The Directors believe that this strategy enables the Group to impose superior standards of quality control for its products, to strengthen its value chain, and to scale up to optimum business efficiency. The current growth strategy is that which can be achieved with the funds currently available to the Company and by re-investing profits from its trading revenues, which is already taking place, and forms part of the Groups ongoing business model which the Company implements through its day-to-day activities.

Regulatory compliance. With expanded internal compliance checks, Rapid Nutrition continues to work with regulatory bodies across the globe to garner and maintain product approval.

Six Swiss Stock Exchange Listing.

The Company continues to explore the possibility of also dual listing its ordinary shares on another suitable stock exchange but notes the outcome of this process will be subject to obtaining relevant approvals.  The Six Swiss Exchange continues to be the trading venue for the Company’s securities.

Growth within markets. With ongoing key partnerships and distribution agreements throughout a variety of countries, Rapid Nutrition has a strong focus on building growth within this footprint and neighboring locations. We saw notable results in the United States, in particular, this year.

Challenges and Actions Taken

The Company successfully secured institutional investment via convertible notes to support its growth. Valid conversion notices were received in June in respect of 9,194,720 New Shares. Following the conversion, the total number of share in issue is 32,459,824.

4

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2018

The New Shares have been allotted subject only to admission to listing of the New Shares on SIX Swiss Exchange ('Admission'). Such listing took effect on 20 June, 2018.

In July, Rapid Nutrition the Company announced that it appointed Ms Vesta Vanderbeken to its board of directors. Ms Vanderbeken has had over two decades of investment banking and corporate finance experience across various industries, including diversified industrials, consumer services, infrastructure, power, utilities, telecommunications, entertainment and agriculture.  Vesta has held senior roles in Investment, Institutional and Corporate Banking with the Australia and New Zealand Banking Group Limited, ANZ Investment Bank and worked on some of the largest institutional and project finance deals in Australia.

Vesta has a Bachelor of Applied Economics degree from the University of South Australia, a Graduate Diploma in Applied Finance and Investments from the Financial Services Institute of Australia and completed studies in entrepreneurship at Stanford University. We are delighted and welcome Vesta to the board.

Value For Our Shareholders

Rapid Nutrition provides ongoing value for shareholders through thoughtful growth, up-to-date communication, scrupulous business conduct and economic sustainability. In turn, we value the trust and confidence we receive from our shareholders.

Healthy growth for investors and satisfaction for consumers are the hallmark of the way we choose to do business. Ultimately, providing the best value for everyone is at the heart of everything we do.

Principal Risks and Uncertainties

The principal risks the Company faces relate to a) the regulatory requirements in each country to which it exports and b) cash flow.

If the regulations affecting our products change, the Group will need to quickly adapt its product formulations to ensure compliance and facilitate continuing sales. At this stage, because Australian regulators operate very stringent policies on all products, having passed the Australian test gives the Group a strong foundation to take its products into foreign markets and get local endorsement too; nevertheless, this has been recognised as a potential risk.

Cashflow is another principal risk as, while the Company is in its growth phase, revenues are low vs. costs. However, the Company has support from its shareholders for funding and is anticipating sales growth in the coming year to improve cashflow substantially. Furthermore the Company has recently secured a significant institutional investment to ensure it is well capitalised to support its forward initiatives. The Company continues to re-invest profits from its trading revenues to support organic expansion of its global distribution into neighboring markets where the Company is not already present. The Company is profitable and expects to have sufficient cashflow to enable organic growth to be sustained at current rates.

Environmental matters

There are no environmental issues arising from the Group’s business that might affect the future strategic direction or results of our Group.

5

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2018

Employees
In line with Companies Act 2006 requirements, we present the following breakdown of our employee structure:

Role	Number of Men	Number of Women

Directors	3	-
Senior Managers	-	1
Other Employees	-	-

With a refined business model enabling greater long-term growth potential, the fiscal year witnessed increased distribution across several continents, and expanded sales team, and a significant rollout of the SystemLS™ product line across Australia. We have enjoyed notable successes.
We want to thank each of you for your passion, interest and dedication. All of us at Rapid Nutrition look forward to an amazing year ahead.

On behalf of the board

Simon St Ledger
Managing Director
15 October 2018

6

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2018

The Directors present their report and financial statements of the Group for the year ended 30 June 2018.

Directors

The Directors who served the Group during the period are as follows:

Mr Simon St Ledger
Mr Shayne Kellow
Mr Malcolm Sinclair (resigned 27 July 2018)
Ms Vesta Vanderbeken (appointed 27 July 2018)

All directors were in office for the entire period unless otherwise disclosed.

Company Secretary

The following served as Company Secretary during the period:

Elemental CoSec Limited

Review of the Business

Please refer to the Strategic Report for information on the Group, its strategic direction, this year’s results, and plans for the future.

Dividends

At this stage of the Group’s development, no dividends have been recommended. All monies generated by the Group’s operations are to be retained for the future growth and development of the Group’s offerings to market.

Research and Development

The Group undertakes a variety of research activities into potential new products and new formulations that could form part of their future offerings to customers. The Group classifies all such spending as research and expenses the costs accordingly.

It is the view of the directors at this stage that the Group is unable to confirm the potential flow of benefits from new products until they arrive to market. Given that, it is not possible to capitalise these expenditures as development.

Financial Instruments

The Group holds shares in other companies, Motivideo Systems, Streamcast Marketing and Rapid Nutrition Asia. Information regarding the Group’s financial risk management objectives and policies, including exposure to market, credit and liquidity risks, are presented in Note 26 to these financial statements.

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RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2018

Post Balance Sheet Events

On July 11th 2018 the Company announced that it continues to expand in the rapidly growing Asia market securing a distribution agreement with Schering Life Sciences to market and distribute the Companies flagship brand SystemLS™.

On July 27th 2018 the Company appointed Vesta Vanderbeken to its board of directors.

On July 27th 2018 Malcolm Sinclair resigned form the board.

Other than as disclosed above, the directors are not aware of any significant events since the end of the reporting period.

Indemnification of Officers

Insurance premiums have been paid by the Company for directors and officers’ liability in relation to the Group.

No indemnities have been given or insurance premiums paid, during or since the end of the financial period, for any person who is auditor of the Group.

Proceedings on Behalf of the Group

No person has applied for leave of court to bring proceedings on behalf of the Group or intervene in any proceedings to which the Group is a party for the purpose of taking responsibility on behalf of the Group for all or any part of those proceedings.

The Group was not a party to any such proceedings during the period.

Director’s Interests

At the year end date, the directors of the Company had the following interests in the shares of the Company, through both direct and indirect holdings:

Director	Shares Held on 1 July 2017	Shares acquired during year	Shares disposed during the year	Shares held on 30 June 2018
Simon St Ledger	3,666,592	2,448,458	-	6,115,050
Malcolm Sinclair	87,175	-	-	87,175
Shayne Kellow	272,022	-	-	272,022

Remuneration Report (audited)

Policy & Practice

The Group operates on a strictly ‘capital efficient’ approach and therefore directors remuneration has been based on conservative market matching rates in order to act in the best interest of the Company during the Company’s growth phase. At this time, outside of existing shareholdings, there are no performance components included in directors remuneration.

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RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2018

Contracts

Directors’ remuneration in its various forms was agreed by Board resolution, not formalised by contracts at this stage, and these arrangements will continue until re-visited by either party. Thus, there has been no specification of termination benefits for directors at this time.
Amount of emoluments & compensation

Directors’ salaries have been agreed in Australian dollars. This means that, absent any increased salary or reward, the British pound value of director’s remuneration will still fluctuate year on year due to exchange differences.

2018	Salary (£)	Superannuation (£)	Consultancy Fees (£)	Total (£)
Simon St Ledger 1 2	86,434	8,211	-	94,645
Shayne Kellow	-	-	-	-
Malcolm Sinclair 2	-	-	-	-

1 – Simon St Ledger’s employment terms, as formalised by board resolution, specify a salary of AUD 150,000 (GBP 86,434) per year. During the year to 30 June 2018 nil was paid and remains outstanding at the year end.
2 – These directors have been provided with the use of vehicles owned by the consolidated entity for their personal use. Mr St Ledger’s vehicle was acquired in a prior period for GBP 27,218 and was sold in the current financial period, while Mr Sinclair’s vehicle was acquired in the prior period for GBP 24,649.

2017	Salary (£)	Superannuation (£)	Consultancy Fees (£)	Total (£)
Simon St Ledger 1	81,520	7,745	-	89,265
Malcolm Sinclair	-	-	(7,141)	(7,141)
Richard Serbin	-	-	34,860	34,860

1 – Simon St Ledger’s employment terms, as formalised by board resolution, specify a salary of AUD 150,000 (GBP 67,315) per year. As of 30 June 2017, all salary owing is AUD 778,516 (GBP 452,475) has been converted to share in 2018FY

End of audited section.

9

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2018

Directors’ responsibilities

The Directors are responsible for preparing the Strategic Report and the Directors’ Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year or period. Under that law the Directors have elected to prepare the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

●
select suitable accounting policies and then apply them consistently;
●
make judgements and accounting estimates that are reasonable and prudent;
●
state whether the financial statements have been prepared in accordance with IFRS as adopted by the European Union;
●
prepare the financial statements on the going concern basis unless it is inappropriate to presume the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

Directors’ statement as to disclosure of information to the auditor

The Directors at the date of approval of this report confirm that:

●
to the best of their knowledge and belief, there is no relevant audit information of which the Group’s auditor is unaware; and

●
the Directors have taken all the steps that that might reasonably be expected to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Group’s auditor is aware of that information.

On behalf of the Board

S St Ledger

Managing Director
15 October 2018

10

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2018

Opinion
In our opinion:
●
the financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 30 June 2018 and of the Group’s profit for the year then ended;

●
the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union;

●
the parent company financial statements have been properly prepared in accordance with applicable law and IFRSs as adopted by the European Union; and

●
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Whom we are reporting to
This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

What we have audited
The financial report of Rapid Nutrition PLC for the year ended 30 June 2018, which comprises the following statements:
●
Consolidated Statement of Profit or Loss and Other Comprehensive Income,

●
Consolidated Statement of Financial Position,

●
Consolidated Statement of Changes in Equity,

●
Consolidated Statement of Cash Flows,

●
Parent Company Statement of Financial Position,

●
Parent Company Statement of Changes in Equity, and

●
All related notes to the above.

The financial reporting framework that has been applied in the preparation of the Group and parent company financial statements is applicable law and IFRSs as adopted by the European Union.

Overview of Audit Approach

We identified the key audit risks to be revenue recognition, change of presentation currency, and the valuation of prepayments.

We set materiality for the Group at 1.5% of revenue: £35,845.

We performed full scope audit procedures over all Group entities at the head office in Brisbane, Australia.

11

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2018

Our Assessment of Risks of Material Misstatement
The assessed risks of material misstatement described below are those that had the greatest effect on our audit strategy, the allocation of resources in the audit and directing the efforts of the engagement team.

REVENUE RECOGNITION
Risk Description
Rapid Nutrition, as a Group, generates revenues from sales and licensing of various health food and sports nutrition products, including the Leisa’s Secret and System LS lines.
The method for recognising revenue varies depending on the type of sale being made:
- Retail sales
These sales are recognised at the date the stock is segregated from other inventory, ready for collection or delivery in accordance with these customers terms of trade.
- Licensing sales
These arrangements are established via contract, with clauses that specify what periods payments relate to, and subsequent royalty percentages payable by the licensee.
There are risks around the timing of revenue recognition of retail product sales, particularly focused on the contractual terms of delivery and location of sale. In addition, due to the volume of transactions in the year, and the different types of revenue, we have identified revenue recognition as a key risk for our audit.

The Group’s revenue recognition policy is disclosed in note 1.5.

How the scope of our audit responded to the risk
Our audit work assessed the design and implementation of controls over the recognition of revenue. We tested, in detail, a sample of completed orders around the year end date, with specific focus on recognition conditions for revenue.
We assessed the transfer of risk and reward to the customer by reviewing dates of transaction completion in the Group’s financial records, and dates of stock segregation and dispatch for retail sales.
We evaluated the Group’s contracts for licensing its products, with particular focus on the period the contracts were active for.

Key Observations: We noted no material instances of inappropriate revenue recognition arising in our testing.

12

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2018

Our application of materiality and an overview of the scope of our audit
Materiality

We define materiality as the magnitude of a misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality in determining the nature, timing and extent of our audit work and in evaluating the results of that work. We determined materiality for the Group financial statements as a whole to be £35,845 which represents 1.5% of the Group’s revenue for the year ended 30 June 2018.

This benchmark is considered the most appropriate because this is a key performance measure used by the Board of Directors to report to investors on the financial performance of the Group.

Materiality for the current year is higher than the level that we determined for the year ended 30 June 2017, reflecting the increase in the Group’s revenues during the year to 30 June 2018.

We use a different level of materiality, performance materiality, to drive the extent of our testing and this was set at 75% of financial statement materiality for the audit of the Group financial statements. We also determine a lower level of specific materiality for certain areas such as Directors’ remuneration and related party transactions.

We agreed with the Board that we would report all audit differences in excess of £1,792, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

Overview of the scope of our audit

A description of the generic scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeprivate. We conducted our audit in accordance with International Standards on Auditing (ISAs) (UK and Ireland). Our responsibilities under those standards are further described in the ‘Responsibilities for the financial statements and the audit’ section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. We are independent of the Group in accordance with the Auditing Practices Board’s Ethical Standards for auditors, and we have fulfilled our other ethical responsibilities in accordance with those Ethical Standards.

The Group is managed from Brisbane, Australia. Through our procedures, all Group entities were subjected to a comprehensive audit approach. Our audit approach was based on a thorough understanding of the Group’s business and is risk based, and in particular included:

-
undertaking interim procedures before the year end date to evaluate the Group’s internal control environment, including IT systems and controls;

-
at this visit, we performed an evaluation of the design effectiveness of controls over key financial statement risk identified as part of our risk assessment, reviewed the accounts production process and performed certain transactional procedures for the first nine months of the year in advance of the year end;

13

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2018

-
at the final audit visit, we undertook substantive testing on significant transactions, balances and disclosures, the extent of which was based on various factors such as our overall assessment of the control environment, the effectiveness of controls over individual systems and the management of specific risks; and

-
the scope of the current year audit has remained consistent with the scope of that of the prior year.

Opinion on Other Matters prescribed by the Companies Act 2006

Our opinions on other matters prescribed by the Companies Act 2006 are unmodified In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

-
the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements; and

-
the Strategic Report and the Report of the Directors have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Report of the Directors.

Matters on which we are required to report by exception
Under the Companies Act 2006 we are required to report to you if, in our opinion:

-
adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

-
the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

-
certain disclosures of Directors’ remuneration specified by law are not made; or

-
we have not received all the information and explanations we require for our audit.

Under the ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the annual report is:

-
materially inconsistent with the information in the audited financial statements; or

-
apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or

-
otherwise misleading.

In particular, we are required to report to you if:

-
we have identified any inconsistencies between our knowledge acquired during the audit and the Directors’ statement that they consider the annual report is fair, balanced and understandable; or

14

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2018

-
the annual report does not appropriately disclose those matters that were communicated to the Audit Committee which we consider should have been disclosed.

We have nothing to report in respect of any of the above matters.

We also confirm that we do not have anything material to add or to draw attention to in relation to:
-
the Directors’ confirmation in the annual report that they have carried out a robust assessment of the principal risks facing the Group including those that would threaten its business model, future performance, solvency or liquidity;

-
the disclosures in the annual report that describe those risks and explain how they are being managed or mitigated;

-
the Directors’ statement in the financial statements about whether they have considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements; and

-
the Directors’ explanation in the annual report as to how they have assessed the prospects of the Group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Responsibilities for the financial statements and the audit

What the Directors are responsible for:

As explained more fully in the Statement of Directors’ Responsibilities set out on page 10, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.
What we are responsible for:

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

NICHOLAS HOLLENS

Senior Statutory Auditor for and on behalf of Greenwich & Co UK
Statutory Auditor, Chartered Accountants
Perth, Australia
15 October 2018

15

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2018

	Note	Year ended 30 June 2018 £	Year ended 30 June 2017 £

Revenue	4	2,389,645	1,920,284

Cost of sales
Opening inventory		(73,466)	(104,284)
Direct costs		(223,493)	(545,490)
Closing inventory		233,252	73,466
Gross profit		2,325,938	1,343,976

Administrative expenses		(1,223,963)	(1,035,781)
Operating profit	5	1,101,975	308,195
Unrealised loss on financial assets		-	(38,088)
Currency gain		84,165	217,584
Profit before tax		1,186,140	487,691
Tax expense	7	(116,212)	(47,490)

Profit for the period attributable to members of the Company		1,069,928	440,201

Other comprehensive income		199,733	94,633
Non controlling interest
Total comprehensive income for the period attributable to members of the Company		1,269,661	534,834

Basic & diluted earnings per share	28	0.033	0.0189

All of the activities of the Group are classed as continuing.

All of the total comprehensive income for the period is attributable to the owners of the Group.

16

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2018

	Note	30 June 2018 £	30 June 2017 £
Current assets
Cash and cash equivalents	8	124,073	42,096
Trade and other receivables	9	226,510	1,574,876
Prepayments	10	-	1,706,869
Inventory	11	233,251	73,466
Financial assets	12	3,450,069	3,496,465
Total current assets		4,033,903	6,893,772

Non-current assets
Investments	13	4,740,821	59
Property, plant and equipment	14	1,453	1,944
Intangible assets	15	1,186	1,245
Total non-current assets		4,743,460	3,248
Total assets		8,777,363	6,897,020

Current liabilities
Trade and other payables	16	240,855	508,440
Borrowings	17	652,411	722,843
Other payables		38,298	27,928
Total current liabilities		931,564	1,259,211

Non-current liabilities
Deferred tax	18	529,844	664,328
Borrowings	19	387,042	160,436
Deposit		-	141,001
Total non-current liabilities		916,886	965,765
Total liabilities		1,848,450	2,224,976
Net assets		6,928,913	4,672,044

17

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2018

	Note	30 June 2018 £	30 June 2017 £
Equity
Shares	20	19,093,128	17,962,253
Share Premium		102,443	102,443
Merger reserve		(17,304,970)	(17,304,970)
Retained earnings	21a	4,974,516	3,904,588
Foreign Exchange		63,796	7,730
Total equity and reserves		6,928,913	4,672,044

These financial statements were approved and authorised for release by the Directors on 15 October 2018 and are signed on its behalf by:

S St Ledger

Managing Director

Company registration number: 07905640

18

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2018

	Ordinary Share Capital	Share Premium	Merger Reserve	Retained Earnings	Foreign Exchange	Total Equity
	£	£	£	£	£	£

Balance as at 1 July 2016	17,962,253	102,443	(17,304,970)	3,464,387	(86,903)	4,137,210
Comprehensive Income
Profit for the year	-	-	-	440,201	-	440,201
Foreign Exchange	-	-	-	-	94,633	94,633
Total comprehensive income for the year	-	-	-	440,201	94,633	534,834
Balance as at 30 June 2017	17,962,253	102,443	(17,304,970)	3,904,588	7,730	4,672,044
Comprehensive Income
Profit for the year	-	-	-	1,069,928	-	1,069,928
Ordinary Share Capital, net of transaction costs	1,130,875					1,130,875
Foreign Exchange	-	-	-	-	56,066	56,066
Total comprehensive income for the year	1,130,875	-	-	1,069,928	56,066	2,256,869

Balance as at 30 June 2018	19,093,128	102,443	(17,304,970)	4,974,516	63,796	6,928,913

19

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2018

	Note	30 June 2018 £	30 June 2017 £
Cash flows from operating activities
Receipts from customers		175,261	1,084,486
Payments to suppliers and employees		(1,248,370)	(1,275,893)
Deposits received			141,001
Interest received		-	4
Net cash used by operating activities	25	(1,073,109)	(50,402)

Cash flows from investing activities
Purchase of plant and equipment	14	(1,331)	(3,303)
Net cash used in investing activities		(1,331)	(3,303)

Cash flows from financing activities
Proceeds from issue of Shares		1,130,875
Proceeds from borrowings		226,606	62,291
Repayment of related party borrowings		(201,064)	-
Net cash from financing activities		1,156,417	62,291

Increase in cash and cash equivalents		81,977	8,586
Cash and cash equivalents at the beginning of the period		42,096	33,510
Cash and cash equivalents at the end of the period	8	124,073	42,096

20

RAPID NUTRITION PLC

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2018

		30 June 2018	30 June 2017
	Note	£	£
Statement of Financial Position
Current assets
Intercompany loan		-	-
Financial assets	12	3,450,069	3,496,465
Other assets		29,951	31,433
Total current assets		3,480,020	3,527,898

Non-current assets
Investment in subsidiaries	23	-	-
Total non-current assets		-	-

Total Assets		3,480,020	3,527,898

Current Liabilities
Intercompany loan	22	445,446	398,086
Total current liabilities		445,446	398,086

Non-Current Liabilities
Deferred tax		416,219	664,328
Convertible Note		150,000
Total non-current liabilities		566,219	664,328

Total Liabilities		1,011,665	1,062,414

Net Assets		2,468,355	2,465,484

Issued Capital	20	19,093,128	17,962,253
Share Premium		102,443	102,443
Reserves		(1,232,085)	(354,174)
Accumulated Losses	21b	(15,495,131)	(15,245,038)
Total Equity		2,468,355	2,465,484

In accordance with section 408 of the UK Companies Act 2006, the Company is availing itself of the exemption from presenting its individual statement of profit or loss and other comprehensive income. The Company’s loss for the financial period as determined in accordance with IFRS’s is £250,093. The Company had no cashflow in the period, and therefore no cashflow statement has been prepared.

21

RAPID NUTRITION PLC

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2018

	Ordinary Share Capital	Share Premium	Foreign Exchange Reserve	Retained Earnings	Total Equity
	£	£	£	£	£
Balance at 30 June 2017	17,962,253	102,443	(354,174)	(15,245,038)	2,465,484
Comprehensive income
Loss for the period	-	-	-	(430,494)	(430,494)
Share Issued	1,130,875				1,130,875
Foreign exchange difference	-	-	(877,911)	-	(877,911)
Total comprehensive income for the period	1,130,875	-	(877,911)	(430,494)	(177,530)
Balance as at 30 June 2018	19,093,128	102,443	(1,232,085)	(15,675,532)	2,287,954

22

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

The consolidated financial statements and notes represent those of Rapid Nutrition PLC and its subsidiary (“the consolidated group” or “group”), for the year to 30 June 2018.

1.
Significant accounting policies

1.1
Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The financial statements are drawn up under the historical cost convention, except for the revaluation of financial assets.

IFRS, issued by the International Accounting Standards Board (IASB) set out accounting policies that the IASB has concluded would result in financial statements containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of the financial statements are presented below and have been consistently applied unless otherwise stated.

1.2
Going concern

This report has been prepared on the going concern basis, which contemplates the continuation of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

1.3
Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of entities controlled by Rapid Nutrition PLC at the end of the reporting period. A controlled entity is any entity over which Rapid Nutrition PLC has the power to govern the financial and operating policies so as to obtain benefits from its activities.

In preparing the consolidated financial statements, all intragroup balances and transactions between entities in the consolidated group have been eliminated in full on consolidation.

In the company statement of financial position investment in subsidiaries is accounted for at the nominal value of the shares issued on acquisition.

Business Combinations
Business combinations occur where an acquirer obtains control over one or more businesses.

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control. The business combination will be accounted for from the date that control is attained, whereby the fair value of the identifiable assets acquired and liabilities (including contingent liabilities) assumed is recognised (subject to certain limited exceptions).

23

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

When measuring the consideration transferred in the business combination, any asset or liability resulting from a contingent consideration arrangement is also included. Subsequent to initial recognition, contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability is remeasured in each reporting period to fair value, recognising any change to fair value in profit or loss, unless the change in value can be identified as existing at acquisition date.

All transaction costs incurred in relation to business combinations are expensed to the statement of comprehensive income. The acquisition of a business may result in the recognition of goodwill or a gain from a bargain purchase.

1.4
Foreign Currencies

Functional and presentation currency

An entity’s functional currency is the currency of the primary economic environment in which it operates. Due to the importance of Australia as the group’s headquarters and base of operations, the directors of the group view Australian Dollars as the group’s functional currency.

However, in light of the Group’s considering and potentially working towards a dual listing and for the benefit of future comparability with its industry peer group, the directors decided from 1 July 2016 to alter the presentation currency of the group from Australian dollars to British pounds sterling. The change in presentation currency represents a voluntary change in accounting policy and has been applied retrospectively.

To give effect to the change in presentation currency, the assets and liabilities of the Group, which were presented in Australian dollars as at 30 June 2018, were converted into British pounds at a fixed exchange rate on 30 June 2018 of A$1: £0.5634 and the contributed equity, reserves and retained earnings were converted at applicable historical rates.

Revenue and expenses for the twelve months ended 30 June 2018 were converted at the exchange rates ruling at the date of the transaction to the extent practicable (at an average of A$1: £0.5762 for the reporting period), and equity balances were converted at applicable historical rates.

The Australian dollar assets and liabilities at 1 July 2017 were converted at the rate of A$1: £0.4885 in order to derive British pound opening balances.

The above stated procedures resulted in the recognition of a foreign currency translation reserve of (£56,066) on 30 June 2018, as set out in the statement of changes in equity.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions.

Foreign currency monetary assets and liabilities at the reporting date are translated at the exchange rate existing at the reporting date. Exchange differences are recognised in the statement of comprehensive income in the period in which they arise.

24

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

1.5
Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The group recognises revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the group’s activities, as described below. The group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Distribution
The sale of the Group's products is effected through a distributorship model pursuant to which the Group enters into marketing and distribution license agreements with distributors.
The Group's growth strategy, which consists of three key factors – expanded distribution, increased product offerings and strengthened integration, is intended to build a vertically integrated company with a unique position in the biotechnology and nutraceutical space. The Directors believe that this strategy enables the Group to impose superior standards of quality control for its products, to strengthen its value chain, and to scale up to optimum business efficacy.

Sales of goods – wholesale
The group manufactures and sells a range of life science nutrition products in the retail market. Sales of goods are recognised when an order is executed and stock is segregated from the group’s inventory, ready for collection in accordance with that customer’s terms of trade.
The life science products are often sold with volume discounts; customers have a right to return faulty products in the wholesale market. Sales are recorded based on the price specified in the sales contracts, net of the estimated volume discounts and returns at the time of sale. Accumulated experience is used to estimate and provide for the discounts and returns. The volume discounts are assessed based on anticipated annual purchases.

Sales are recorded based on the price specified in the sales contracts, net of the estimated volume discounts and returns at the time of sale. Accumulated experience is used to estimate and provide for the discounts and returns. The volume discounts are assessed based on anticipated annual purchases.

Internet revenue
Revenue from the provision of the sale of goods on the internet is recognised as at the date that payment is received, because that is the point the buyer accepts legal responsibility for the good being sold. Transactions are settled by credit or payment card.

1.6
Finance income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

1.7
Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives, using the straight line method, on the following bases:

Computer equipment	30%
Motor vehicles	20%
Fixture, fittings and equipment	30%

1.8
Intangible Assets

Trademarks and licences
Separately acquired trademarks and licences are shown at historical cost. Trademarks and licences acquired in a business combination are recognised at fair value at the acquisition date. Once utilisation commences, trademarks and licences have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 15 to 20 years.

1.9
Research and Development

Research costs are not viewed as separable from development costs. As such, all of these costs are expensed as incurred.

1.10
Financial Assets

Classification

The group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The group’s loans and receivables comprise ‘trade and other receivables’ and ‘cash and cash equivalents’ in the balance sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

25

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other (losses)/gains – net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as ‘gains and losses from investment securities’.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement as part of finance income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of other income when the group’s right to receive payments is established.

Critical accounting – estimates and judgements (financial assets)

In the valuation of certain financial assets, the group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumption that have a significant risk of causing material adjustment to the carrying amounts of financial assets within the next financial year are addressed as follows:

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques, and consideration of all available data, to enable the directors to make the best assessment possible. The group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

1.11
Cash & Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated balance sheet, bank overdrafts are shown within borrowings in current liabilities.

26

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

1.12
Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Costs of inventories include the transfer from equity of any gains/losses on qualifying cash flow hedges for purchases of raw materials.

1.13
Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

1.14
Trade Payables

Trade and other payables are recognised when the group becomes obliged to make future payments resulting from the purchase of goods and services. They are initially recognised at fair value and subsequently at amortised cost using the effective interest rate method. Current liabilities represent those amounts falling due within one year.

1.15
Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of the amount of GST receivable and payable. The net amount of GST recoverable from, or payable to, the ATO is included with the receivables or payables in the statement of financial position.

1.16
Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

27

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

1.17
Finance Leases

The group leases certain motor vehicles where the group has substantially all the risks and rewards of ownership; these leases are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of profit or loss and other comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The motor vehicles acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

1.18
Income Tax

Income 887 tax is calculated using tax rates and laws that have been enacted or substantively enacted at the period-end date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the date of the statement of financial position where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

Deferred tax assets are recognised only to the extent that the Directors consider that it is probable that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the period-end date.

1.19
Post Retirement Benefits

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. Superannuation – the Australian defined contribution pension scheme – is mandated by Australian law and presently set at 9.5% of gross salary payable to an employee.

The group pays contributions to publicly or privately administered pension insurance plans on a mandatory basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

1.20
Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

If the Company reacquires its own equity instruments, e.g. as the result of a share buy-back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income taxes) is recognise directly in equity.

28

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

1.21
Merger Reserve

The merger reserve account, shown within equity, relates to a historical acquisition by Rapid Nutrition PLC of Rapid Nutrition Pty Ltd. At the time of the acquisition, both entities were under common control and hence scoped out of IFRS accounting standards. The Directors chose to apply merger accounting from UK GAAP in this instance, leading to the creation of the merger reserve.

This balance effectively reduces the share capital value back to its value before the merger, as no increase in assets was achieved through the transaction.

1.22
Segment Reporting

Operating segments were reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

1.23
New Accounting Standards for Application in Future Periods

(a) New and amended standards adopted by the group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on 1 July 2017 that would be expected to have a material impact on the group.

(b) New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 July 2018, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the financial statements of the group, except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories:
1) those measured as at fair value and
2) those measured at amortised cost.
The determination is made at initial recognition.

The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The group is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 once it is approved by the relevant EU authorities. The group will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

29

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

2. Parent Information

Contingent Liabilities
At 30 June 2018, Rapid Nutrition PLC did not have any contingent liabilities.

Contractual Commitments
At 30 June 2018, Rapid Nutrition PLC had not entered into any contractual commitments for the acquisition of property, plant or equipment.

3. Operating Segments

Operating segments must be identified on the basis of internal reports about components of the consolidated entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The group’s main reporting channels are its geographical distribution networks, hence the Board (the group’s chief operating decision maker) believe that, at 30 June 2018, there were three main segments, with revenue (the financial variable they evaluate performance via) as follows:

Location	Revenue – year to 30 June 2018	Revenue – year to 30 June 2017
	£	£
Australia	525,474	398,122
USA	1,864,171	1,425,246
Other	-	96,916
Total	2,389,645	1,920,284

The remainder of the group’s position and performance are considered on a collective basis by the Board; hence the main financial statements are suitable for their analysis.

As a growth company, the Board’s focus is brand expansion, of which they consider revenue their key driver.

30

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

4. Revenue

	30 June 2018 £	30 June 2017 £
Direct Sales	1,190,150	452,276
Licensing Fees	1,199,420	1,468,004
Interest Income	75	4
	2,389,645	1,920,284

5. Operating profit

The following items have been included in arriving at the operating profit:

	30 June 2018 £	30 June 2017 £

Gains on foreign exchange	84,165	6,468
Expenses:
Depreciation on property, plant and equipment	1,822	-
Directors’ remuneration	86,434	81,515
Superannuation contributions (directors)	8,211	7,744
Directors’ consulting fees	12,535	55,005
Auditor’s remuneration
- As auditors (for group and subsidiary)	11,901	11,901
- As tax agents (for tax compliance)	1,488	1,488

All remuneration payable to the auditors has been disclosed above. No other non-audit services have been provided. No benefits in kind are payable to the auditors.

Contributions to superannuation (money purchase pension schemes) are made on behalf of one director of the group.

31

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

6. Employees
	30 June 2018 £	30 June 2017 £
Staff costs for the group during the period:
Wages and salaries	86,434	81,515
Other pension costs	8,211	7,744
	94,645	89,259

The average monthly number of staff (including executive Directors) employed by the group during the period amounted to:

	30 June 2018	30 June 2017
Management staff	3	3

The Company retains contract staff on a commission basis as needed. This enables rapid expansion of the Company’s presence on the ground in new markets, to establish the sales network and facilitate rapid growth.

7. Taxation

	30 June 2018 £	30 June 2017 £
Current Tax
Current tax on profits in the period	116,213	46,555
Reverse of previous over-accrual	-	-
Deferred Tax
Origination of temporary timing differences	-	935
Income Tax Expense	116,213	47,490

The deferred tax charge shown relates to the unrealised gain recognised on financial assets held at 30 June 2018 as disclosed in Note 12. It is due to temporary timing differences between the recognition of the gain and the charging of tax.

32

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

Factors affecting current tax charge

All operations are undertaken in Australia, thus 100% of the Group profit is considered taxable under Australian law. The current rate of tax in Australia is 30%.

	30 June 2018 £	30 June 2017 £
Profit before taxation	1,186,140	487,691
Profit on ordinary activities multiplied by the standard rate of tax in the Australia of 30% (2016: 30%)	355,842	146,307
Income adjustments (unrealised loss)	(239,629)	(53,849)
Brought forward losses utilised	-	(45,903)
Total current tax	116,213	46,555

No change in the corporation tax rate has been announced by the Australian Tax Office for any upcoming period.

8. Cash and cash equivalents – group

	30 June 2018 £	30 June 2017 £

Cash at bank	124,073	42,096

Cash at bank is included as cash and cash equivalents in connection with the statement of cash flows.

When in overdraft, this balance is included in trade and other payables.

9. Trade and other receivables - group

	30 June 2018 £	30 June 2017 £

Trade receivables	681,670	1,574,876
Provision for doubtful debts	(455,160)	-
	226,510	1,574,876

33

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

10. Prepayments

	30 June 2018 £	30 June 2017 £
Advertising prepayment	-	1,706,869

The prepaid amount related to advertising in support of the USA and UK rollout. The prepaid advertising was sold to Screamcast Marketing LLC as of 30 May 2018 for contributed equity in the Company.

11. Inventory - group

	30 June 2018 £	30 June 2017 £
Finished goods	233,251	73,466

12. Financial assets – group and parent company

Financial assets measured at fair value through profit or loss

Financial assets held for trading:

-  Investments in equity instruments

	30 June 2018 £	30 June 2017 £
Motivideo Shares	3,450,069	3,496,465

Shares held for trading are traded for the purpose of profit taking. Changes in fair value are included in the statement of profit or loss and other comprehensive income.

Reconciliation of year end balance:

Unrealised gains:	£
- Brought forward	3,496,465
- Loss to 30 June 2018	-
Foreign exchange loss	(46,396)
Value at period end	3,450,069

34

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

13.
Investments

	30 June 2018 £	30 June 2017 £
Investment in Vibe Life	59	59
Investment in ScreamCast Media LLC	4,740,762	-
	4,740,821	59

As part of the group’s long term vision, and change of business model, the group holds an equity position in the above companies to further support its marketing and distribution efforts in Australia, China and USA.

14.
Property, plant and equipment - group

	Motor Vehicles $	Computer Equipment $	Fixtures, fittings and equipment $	Total $
Cost
As at 1 July 2017	102,282	11,619	6,278	120,179
Additions	-	1,331	-	1,331
At 30 June 2018	102,282	12,950	6,278	121,510

Depreciation
As at 1 July 2017	102,282	9,675	6,278	118,235
Charge for the period	-	1,822	-	1,822
At 30 June 2018	102,282	11,497	6,278	120,057

Net book amount at 30 June 2018	-	1,453	-	1,453

35

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

15. Intangible Assets - group

	30 June 2018 £	30 June 2017 £
Intellectual property	1,186	1,245

16. Trade and other payables – current - group

	30 June 2018 £	30 June 2017 £

Trade Payables	190,571	9,410
Other	8,284	46,555
Accrued wages	42,000	452,475
	240,855	508,440

The balance of accrued wages is owed to Mr St Ledger, the Executive Chairman, and his related parties. In the interests of the Company and as evidence of Mr St Ledger’s commitment to the Company’s future plans, prior period balance had been converted to equity in the current financial year.

17. Borrowings - group

	30 June 2018 £	30 June 2017 £

Other Loans	652,411	710,861
Current Hire Purchase Liability	-	13,342
Less: Current Hire Purchase Interest	-	(1,360)
	652,411	722,843

The amount in other loans is a short term loan provided by J&J Smith, shareholders in the Company. The loan is unsecured, subject to interest at 6.5% per annum and has been fully reconciled to recognize all expenses paid on the Company’s behalf by the lender.

36

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

18. Deferred tax liability – group and parent company

	30 June 2018 £	30 June 2017 £
Deferred tax liability	529,844	664,328

The deferred tax liability has been calculated in relation the financial asset held by the parent company (and group) – see Note 12.

19. Non-current borrowings – group

	30 June 2018 £	30 June 2017 £

Loans from related parties	387,042	150,297
Long Term Hire Purchase Liability	-	10,644
Less: Long Term Hire Purchase Interest	-	(505)
	387,042	160,436

20. Contributed equity – group and parent company

	30 June 2018 Securities	30 June 2017 Securities	30 June 2018 £	30 June 2017 £
Ordinary no. of shares	32,459,824	23,265,104	19,093,128	17,962,253
	32,459,824	23,265,104	19,093,128	17,962,253

The holder of the ordinary shares is entitled to one vote per share at any meeting of the Company whether in person or by proxy. The holder is entitled to receive dividends declared from available profits and to the surplus of assets on a winding up.

37

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

21. Retained Earnings

a)
Group

	30 June 2018 £	30 June 2017 £

Balance brought forward	3,904,588	3,464,387
Profit for the year	1,069,928	440,201
Balance carried forward	4,974,516	3,904,588

b)
Parent company

	30 June 2017 £	30 June 2016 £

Balance brought forward	(15,245,038)	(14,524,479)
Profit for the year	(430,494)	(720,559)
Balance carried forward	(15,675,532)	(15,245,038)

22. Intercompany loan – parent company

	30 June 2018 £	30 June 2017 £

Balance brought forward	398,086	(395,169)
Monies advanced	-	-
Other movement	47,360	793,255
Balance carried forward	445,446	398,086

38

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

23. Investment in subsidiary

a)
Group

The group controlled 100% of the share capital of its direct subsidiary, Rapid Nutrition Pty Ltd in the current and prior period. The results of this subsidiary have been consolidated on a line by line basis into the consolidated financial statements.

The group also incorporated Rapid Nutrition Asia Pty Ltd during the period which remains a 100% direct subsidiary of the Company. The results of this subsidiary have been consolidated on a line by line basis into the consolidated financial statements.

b)
Parent company

Value of investment in subsidiary

	30 June 2018 £	30 June 2017 £

Value of shares held	14,935,558	15,672,528
Provision for impairment	(14,935,558)	(15,672,528)
Balance at year end date	-	-

Please note, provisions are reversible in future years, depending on results and growth.

24.
Related party transactions

Name (relationship)	Transaction	Amount		Amount due from/(to) related party
		2018	2017	2018	2017
		£	£	£	£

	Salaries	-	-	(43,217)	(572,555)
JBG Corp Pty Ltd	Consulting Fees	12,677	23,209	-	-
	Loan funds	-	-	(35,919)	(150,904)
Health-E-Nominees	Consultancy Expenses		34,860	-	-
Richard Serbin	Consultancy Expenses		(7,141)	-	-

39

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

Nature of related parties
JBG Corp Pty Ltd is a company controlled by the director of Rapid Nutrition, Simon St Ledger and his related parties.

Health-E-Nominees is a company controlled by Malcolm Sinclair, a former director of Rapid Nutrition PLC.

Mr Richard Serbin was a director of Rapid Nutrition PLC during the last financial year 2017.

Transactions with related parties.

All transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties

Key Management Personnel
All transactions with key management personnel (the directors) during the year ended 30 June 2018 are disclosed below:

2018	Salary (£)	Superannuation (£)	Consultancy Fees (£)	Total (£)
Simon St Ledger 1	86,434	8,211	-	94,645
Shayne Kellow	-	-	-	-
Malcolm Sinclair	-	-	-	-

1 – Simon St Ledger’s employment terms, as formalised by board resolution, specify a salary of AUD 150,000 (GBP 86,434) per year. During the year to 30 June 2018, nil was paid. The remainder is outstanding at the year end.

During the period, there were no advances, credits or guarantees subsisting on behalf of the directors.

40

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

25.
Reconciliation of operating profit to net cash outflow from operations

	30 June 2018 £	30 June 2017 £
Profit after tax	1,069,928	440,201
Adjustments for:
Taxation	-	47,490
Depreciation	193	1,359
Unrealised gains/(loss)	187,513	(179,496)
Impairment of investment	128,687	225,981
Gain on foreign exchange (non-cash)	-	(10,517)
Share based payments	(4,607,274)	-
Decrease/(increase) in Receivables	1,348,366	(835,794)
(Increase)/decrease in Inventory	(159,785)	30,818
(Decrease)/increase in Payables (excluding tax)	(267,586)	88,555
(Decrease)/increase in Deposits	(141,001)	141,001
Increase in conversion of debt to equity	1,130,875	-
Increase in Other borrowings	236,975	-
Net cash outflow from operations	(1,073,109)	(50,402)

41

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

26. Financial risk management

The group’s financial instruments consist mainly of shares held in other companies, deposits with banks, accounts receivable and payable & loans from related parties.

The group’s financial instruments at 30 June 2018 were classified as follows:

	Note	30 June 2018 £	30 June 2017 £
Financial assets
Cash and cash equivalents	8	124,073	42,096
Trade and other receivables	9	226,510	1,574,876
Financial assets	12	3,450,069	3,496,465
Total financial assets		3,800,652	5,113,520
Financial liabilities
- Trade and other payables	16	240,855	508,440
- Borrowings	17, 19	1,039,453	883,279
		1,280,308	1,391,719

Fair value versus carrying amounts

All items shown in the preceding table as either financial assets or financial liabilities are short term instruments whose carrying value is equivalent to the fair value. There is not considered to be a material difference between the fair value and the carrying value.

Specific Financial Risk Exposures and Management

The group’s activities expose it to a number of financial risks that include market risk, credit risk and liquidity risk.

(a)
Market Risk

i.
Foreign exchange risk

The group’s main financial asset – shares held at fair value through the profit and loss – are denominated in US dollars, so the risk of any adverse movement in the foreign currency exchange rates is borne by the group.

As at 30 June 2018, if the US dollar had strengthened/weakened by 5% against the Australian dollar with all other variables held constant, comprehensive income for the period and assets would have been $298,880 higher/lower, as a result of foreign exchange gains/losses on transaction of the financial asset.

ii.
Interest rate risk

The group had interest-bearing liabilities during the period, but is not exposed to interest rate risk because the interest rates on their liabilities are set by private agreement, not by reference to market rates. The group does not have any liabilities to financial institutions at 30 June 2018. As such, sensitivity analysis with regard to movements in interest rates would not be meaningful.

42

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

(b)
Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance of counter-parties of contract obligations that could lead to financial losses to the group.

Credit risk exposures

The group had no significant concentrations of credit risk. For loans receivable and payable, please refer to Note 9 – Trade and Other Receivables & Note 17 & 19 – Borrowings . Loans are unsecured and have no fixed repayment date.

(c)
Liquidity risk

Liquidity risk arises from the possibility that the Group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through careful cash management policies. In order to meet its short term obligations, the group has the support of several key shareholders who are willing to provide funds to the group on an as-needed basis.

27. Share Based Payments

No share options have been granted to employees or directors

28. Earnings per share

The following reflects earnings and share data used in the earnings per share calculation.

	30 June 2018 £	30 June 2017 £
Profit for the year	1,069,928	440,201

Number of shares	32,459,824	23,265,104

There were no instruments (e.g. redeemable preference shares or share options) in issue as at 30 June 2018 that could potentially dilute earnings per share in the future.

29. Subsequent Events

On July 11th 2018 the Company announced that it continues to expand in the rapidly growing Asia market securing a distribution agreement with Schering Life Sciences to market and distribute the Companies flagship brand SystemLS™.

On July 27th 2018 the Company appointed Vesta Vanderbeken to its board of directors.

On July 27th 2018 Malcolm Sinclair resigned form the board.

Other than as disclosed above, the directors are not aware of any significant events since the end of the reporting period.

43

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

30. Company Details

The registered office of Rapid Nutrition PLC is:

2nd Floor
145-157 St. John Street
London
England
EC1V 4PW

The principal place of business is:

40-46 Nestor Drive
Meadowbrook QLD 4131
Australia

44

Company Registration Number 07905640

RAPID NUTRITION PLC

FINANCIAL STATEMENTS

30 JUNE 2019

RAPID NUTRITION PLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

RAPID NUTRITION PLC

CORPORATE DIRECTORY

FOR THE YEAR ENDED 30 JUNE 2019

Directors	S St Ledger V Vanderbeken S Kellow
Company Secretary	Elemental CoSec Limited
Company registration number	07905640
Registered office	27 Old Gloucestor Street London England WC1N 3AX
Auditor	Greenwich & Co Audit Pty Ltd Level 2 35 Outram Street West Perth WA 6005 Australia
Domicile of the company	United Kingdom
Country of incorporation	England and Wales
Legal form of entity	Public Limited Company

Stock Exchange Code	RAP, RPNRF

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2019

The directors present their strategic report on Rapid Nutrition PLC (the “Company”) and its controlled entity (hereafter the “Group” or “Rapid Nutrition”) for the year ended 30 June 2019.

Principal activity

Rapid Nutrition is a natural healthcare company focused on the research, development and production of a range of life science products.

The Company was established on the back of its successful and proven weight loss supplement range which is exported worldwide, and now offers consumers a growing range of health and wellbeing solutions to meet existing and emerging health issues and concerns, as well as a providing number of wider services to the life sciences industry.

Financial Highlights

	FY2019	FY2018	% change
Revenue*	$3,104,879	$4,147,046	-25%
Gross profit	$2,053,041	$4,036,386	+49%
Operating Profit	$1,019,068	$1,912,394	-45%
Basic EPS (dollar)	$0.04	$0.07	-43%

●
Company revenue FY19 $3.1m with $1m operating profit compared to the previous year revenue of $4.1m with $1.9m operating profit respectively. Revenue adjustment in 2019 due to timing of new sales contracts, mainly GNC and Sigma Ltd commencing in the first quarter of new financial year. Gross profit improved compared 2018 where the Company incurred higher costs as a result of exploring various listing venues.

●
Significantly increased SystemLS™ distribution footprint across 500 GNC stores in North America and 100 Discount Drug Stores in Australia via recent Sigma Ltd distribution agreements.

●
Total revenue for FY19 $3.1m of which company branded products contributed $2.3m.

●
Highly successful launch of GNC products (Beyond Raw®, AMP Gold™, Climb™) into Australia into 100 Discount Drug stores nationally.

●
Operating profit of $1m was lower due to investments made in corporate listings, brand development and growth.

●
DTC customer base and reach, through the groups Top Ryde Health Food store channel in Sydney Australia delivering $827k for the first full year of operation.

●
GNC product sales in Australia expected to make a significant contribution to current FY with continued store expansions.

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2019

●
Significant new retail and DTC channels added in US and Australia and distributors appointed in multiple regions globally expected to contribute to future growth

●
The Company secured additional investment in the form of Convertible Note Instruments to support the groups increase distribution in the US and Australia.

Operational Highlights

The Group's long-term objective is to build a vertically integrated company with a unique position in the life sciences and nutraceutical space. The Directors believe that this strategy enables the Group to impose superior standards of quality control for its products, to strengthen its value chain, and to scale up to optimum business efficacy.

Key pillars of Rapids growth strategy are:

I.
Expand distribution into neighbouring countries where the Company is not already present. UK, Europe, Australia, US and China are focus markets for 2019.

II.
Product innovation and extension -to leverage successful flagship brands Leisa’s Secret® and System LS. Rapid has recently developed a new organic certified vegan range. In order to capture new markets, other new products in development are under development.

III.
Synergistic acquisitions the Company will explore acquisitions of assets that produce sound cash flow or are complementary to the Company’s operations.

Retail partners and distribution channels

We have recently established a closer relationship with our retail partners and distributors enabling us to range our brands in the US and internationally.  During the year, System LS™ secured ranging in more than 500 stores in GNC owned stores in North America and together with our distributor partner Super Health Centre in North America, our core brand now has a platform to access more than 3,100 storefronts in the North and South America.

Through our first ranging order from Sigma Healthcare in Australia into more than 100 stores nationally, GNC products, (Beyond Raw®, AMP Gold™, Climb™) have received positive feedback and we continue to have high expectations in extending into more stores.

DTC channel

Our DTC channel is an important platform to engage directly with our customers and is key to our marketing campaigns. Digital and online shopping has changed the retail landscape since we started Rapid Nutrition. Through our online fitness streaming service with world-class trainers and classes our strategy has always embraced the opportunities presented by the digital transformation across marketing, social media and e-commerce and this has enabled us to deliver strong growth in the DTC channel with our average monthly revenue increasing by 17% in June 2019 compared July 2018 with eleven thousand customers.

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2019

Growth strategy

The Board believes there are significant opportunities to grow the business organically and through acquisitions. Our focus in FY2020 will be based on the following initiatives to generate further growth over the long term:

System’s LS™ has performed very well and we will seek additional ranging and increased store depth as the category review process continues with GNC & Super Health Centre in North America. This will be underpinned by the benefit of having the benefit of full year revenue contribution from the account.

The DTC channel which also includes our Top Ryde retail outlet in Sydney, will receive new resources through the addition of Artificial Intelligence, a 360-degree strategy for comprehensive consumer engagement and contracting of a proven digital sales platform to drive revenue. This is a multi-market strategy covering the Australia and US;

SystemLS™ will receive additional marketing resources to capitalise on the increase in store presence in GNC. This will be supported by the roll out of new product development and;

In international markets, SystemLS™ will continue to build its presence in existing and new geographies including South America through our new distributor relationships;

People

On behalf of the Board, I would like to thank the highly dedicated team who worked so diligently for the business. In order to sustain our growth trajectory, the business has invested in additional personnel for our DTC channel, in addition to retail management in Australia with the recent appointment of Douglas Kuskopf-Dallas. This ensures we have the skills and capacity to deliver on the strategies and plans we have developed.

Post-Period End and Outlook

The new financial year has begun very positively, and current trading is line with management's expectations.  We look forward to a year of significant growth both in terms of revenue and earnings.  We are excited about our new product launches, especially the new category we will be entering later this year.   This combined with our expanded retail and DTC channels, gives us much confidence in the business and its future growth opportunities.

The Year In Review

Simon St Ledger, Executive Chairman said:

We are excited to continue building momentum this quarter by initiating the import of our first GNC order, the execution of our multi-channel business model approach while ensuring a strong initial foothold in the Australian market for the GNC brand. We believe there exists an enormous opportunity to consolidate the Australian market by leading with a marque brand such as GNC as we continue our commitment to building long-term shareholder value."

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2019

World-renowned for offering evidence-based nutrition supplements backed by extensive studies, GNC partners with over 15 plus Universities and consistently leads the industry in the US as a standard for high quality and safety.

As previously announced on April 23, 2019, Rapid Nutrition commenced the distribution process with GNC stores in North America. Terms of the opening order provide for distribution of its flagship brand SystemLS™ into 500 stores in addition to GNCs online store next quarter. The product offering will include a variety of high-quality protein shakes, bars and vitamins, all with natural and organic ingredients designed to support wellness, weight loss and a healthy lifestyle. Additionally, Rapid Nutrition developed an online fitness streaming service with world-class trainers and classes for anytime streaming. As part of the GNC rollout, Rapid Nutrition is offering this streaming service for free.

We are also thrilled to have secured the global distribution expertise and infrastructure of Super Health Center (SHC) to support our new distribution partners. As the Company advances its rollout with GNC, SHC will be instrumental in expediting order fulfillment with GNC franchised stores while also leveraging its established global distribution channels to advance the growth of our SystemLS™ brand. We believe SHC will play an integral role in our growth strategy as we continue our commitment to building long-term shareholder value.

Stock Exchange Listings.

The Company has successfully dual-listed on the OTC Markets (18 March, 2019), which provides the opportunity for the Company to access a greater pool of liquidity in addition to our current quotation on SIX.

Key Results:

●
US ownership increased after joining OTC.

●
Trading volume by number of shares increased within its SIX quotation.

●
Trading volume by number of shares increased within the OTC market.

●
There were positive liquidity reactions for the company on both markets.

●
Share price support has increased within the home market.

The board is encouraged with the benefits this has created for shareholders, with overall improved liquidity and the enhancement of shareholder value.
..
Growth within markets. With ongoing key partnerships and distribution agreements throughout a variety of countries, Rapid Nutrition has a strong focus on building growth within this footprint and neighboring locations. Notably within the United States and Australia in particular, this year.

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2019

Corporate Actions Taken

The Company successfully secured institutional investment via convertible notes to support its growth and increased manufacturing demand to support our two new international partners. Valid conversion notices were received in June in respect of 1,914,850 New Shares. Following the conversion, the total number of share in issue is 34,374,674.

The New Shares have been allotted subject only to admission to listing of the New Shares on SIX Swiss Exchange ('Admission'). Such listing took effect on 22 July, 2019.

Value For Our Shareholders

Rapid Nutrition provides ongoing value for shareholders through thoughtful growth, up-to-date communication, scrupulous business conduct and economic sustainability. In turn, we value the trust and confidence we receive from our shareholders.

Healthy growth for investors and satisfaction for consumers are the hallmark of the way we choose to do business. Ultimately, providing the best value for everyone is at the heart of everything we do.

Dividends

The Board has elected not to declare a dividend at this time.

Principal Risks and Uncertainties

The principal risks the Company faces relate to a) the regulatory requirements in each country to which it exports, b) cash flow and c) Foreign exchange risk due to exchange rate fluctuations.

If the regulations affecting our products change, the Group will need to quickly adapt its product formulations to ensure compliance and facilitate continuing sales. At this stage, because Australian regulators operate very stringent policies on all products, having passed the Australian test gives the Group a strong foundation to take its products into foreign markets and get local endorsement too; nevertheless, this has been recognised as a potential risk.

Cashflow is another principal risk as, while the Company is in its growth phase, revenues are low vs. costs. However, the Company has support from its shareholders for funding and is anticipating sales growth in the coming year to improve cashflow substantially. Furthermore the Company has recently secured a significant institutional investment to ensure it is well capitalised to support its forward initiatives. The Company continues to re-invest profits from its trading revenues to support organic expansion of its global distribution into neighboring markets where the Company is not already present. The Company is profitable and expects to have sufficient cashflow to enable organic growth to be sustained at current rates.

The Group’s main financial asset – shares held at fair value through the profit and loss – are denominated in US dollars, so the risk of any adverse movement in the foreign currency exchange rates is borne by the Group.

RAPID NUTRITION PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2019

As at 30 June 2019, if the US dollar had strengthened/weakened by 5% against the Australian dollar with all other variables held constant, comprehensive income for the period and assets would have been adjusted higher/lower, as a result of foreign exchange gains/losses on transaction of the financial asset.

Environmental matters

There are no environmental issues arising from the Group’s business that might affect the future strategic direction or results of our Group.

Employees

In line with Companies Act 2006 requirements, we present the following breakdown of our employee structure:

Role	Number of Men	Number of Women

Directors	2	1
Senior Managers	4	-
Other Employees	-	5

With a refined business model enabling greater long-term growth potential, the fiscal year witnessed increased distribution agreements across several continents, and expanded sales team, and a significant rollout of the SystemLS™ product line across Australia We have enjoyed notable successes, and believe the company is at an inflection point in terms of its growth.

We want to thank each of you for your passion, interest and dedication. All of us at Rapid Nutrition look forward to an amazing year ahead.

On behalf of the board

Simon St Ledger
Managing Director
30 October 2019

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2019

The Directors present their report and financial statements of the Group for the year ended 30 June 2019.

Directors

The Directors who served the Group during the period are as follows:

Mr Simon St Ledger
Mr Shayne Kellow
Mr Malcolm Sinclair (terminated 27 July 2018)
Ms Vesta Vanderbeken (appointed 27 July 2018)

All directors were in office for the entire period unless otherwise disclosed.

Simon St Ledger
Nationality: Australian

Simon St Ledger, Executive Director, Chairman and CEO, appointed 11 January 2012

Simon St. Ledger has been a personal trainer and dietary consultant, and an advisor to numerous health clubs and organisations. In the two decades that he has been in the industry, Simon St Ledger has amongst other things managed national fitness equipment suppliers, and was chiefly responsible for the establishment of the Australian National Weight Loss Clinic.

Mr St Ledger was named a finalist for the 2012 Brisbane Young Entrepreneur Award. Simon St Ledger also made the Subsidiary worthy of the 2013 Premier of Queensland’s Export Award in the Health and Biotechnology category. This recognition earned the Subsidiary a place in the national finals of the 51st Australian Government Export Awards, representing Queensland in the small business category.

Shayne Kellow
Nationality: Australian

Shayne Kellow, Non-Executive Director, appointed 13 October 2017

Shayne Kellow brings with him over twenty-five years of experience in institutional and business development, corporate finance and international sales. He has first-hand experience, establishing global distribution networks within the healthcare industry, in particular South-East Asia, Middle East and the Americas. Previous roles include Business Operations Manager of the Australian Business Development Centre, which involved mentoring and advising Business Startup for over 250 new businesses. He was the Founding Director of Elmore Oil, a successful healthcare company manufacturing and distributing natural lotions with therapeutic benefits to over 12 countries.

Vesta Vanderbeken
Nationality: Australian

Vesta Vanderbeken, Non-Executive Director, appointed 27 July 2018

Vesta Vanderbeken has had over two decades of investment banking and corporate finance experience across various industries, including diversified industrials, consumer services, infrastructure, power, utilities, telecommunications, entertainment and agriculture.  Vesta has held senior roles in Investment, Institutional and Corporate Banking with the Australia and New Zealand Banking Group Limited, ANZ Investment Bank and worked on some of the largest institutional and project finance deals in Australia.

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2019

Vesta has a Bachelor of Applied Economics degree from the University of South Australia, a Graduate Diploma in Applied Finance and Investments from the Financial Services Institute of Australia and completed studies in entrepreneurship at Stanford University.

Malcolm Sinclair
Nationality: Australian

Malcolm Sinclair, Non-Executive Director, date of termination 27 July 2018
(For profile, refer Swiss Listing Memorandum, dated 20 March 2017)

Company Secretary

The following served as Company Secretary during the period:

Elemental CoSec Limited

The Company Secretary of the Company is Elemental Company Secretary Limited (“Elemental CoSec”) with its business address at 27 Old Gloucester Street, London WC1N 3AX, United Kingdom. Nick Lindsay is a corporate lawyer and a director of Elemental CoSec. Nick is responsible for the delivery of the governance, secretarial and corporate legal functions at Elemental CoSec and works with a range of UK and international public companies on their initial listings and ongoing compliance.

Elemental CoSec provide company secretarial, administrative and corporate services to a range of companies, law firms and accountancy firms.

The Company Secretary's general responsibilities are:
-
annual compliance services;
-
support for the general meeting of the Company;
-
drafting of the notice of general meeting;
-
drafting of the proxy form, board minutes calling the meeting, chairman’s script and ancillary documents;
-
ad hoc advice on the proposed resolutions;
-
attendance at the meeting in person or by telephone conference;
-
drafting of the minutes of the meeting; and
-
filing any relevant resolutions with Companies House.

Meetings of the Directors

During the year to 30 June 2019, the directors attended the following meetings of the board of directors.

	Meetings eligible to attend	Meetings attended
Simon St Ledger	8	8
Shayne Kellow	8	8
Vesta Vanderbeken	8	8

Review of the Business

Please refer to the Strategic Report for information on the Group, its strategic direction, this year’s results, and plans for the future.

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2019

Dividends

At this stage of the Group’s development, no dividends have been recommended. All monies generated by the Group’s operations are to be retained for the future growth and development of the Group’s offerings to market.

Research and Development

The Group undertakes a variety of research activities into potential new products and new formulations that could form part of their future offerings to customers. The Group classifies all such spending as research and expenses the costs accordingly.

It is the view of the directors at this stage that the Group is unable to confirm the potential flow of benefits from new products until they arrive to market. Given that, it is not possible to capitalise these expenditures as development.

Financial Instruments

The Group holds shares in other companies, Motivate Health Technologies, Inc., Streamcast Marketing LLC, Rapid Nutrition Asia Pty Ltd., Rapid Nutrition Australia Pty Ltd and Rapid Nutrition Canada Inc. Information regarding the Group’s financial risk management objectives and policies, including exposure to market, credit and liquidity risks, are presented in Note 26 to these financial statements.

Corporate Governance

Information relating to the Groups Corporate Governance Code can be viewed on the Company’s website: Search Path: www.rnplc.com>Investor Relations>Corporate Governance

Post Balance Sheet Events
..
●
As announced on 8 July 2019, the Group successfully obtained Clearing and Depository Services ("CDS") eligibility in North America. CDS eligible often increase trading volume. As Rapid Nutrition moves forward with its business plans, CDS eligibility will extend its reach to a broader audience of investors, both in North America and internationally. The Company incorporated a one hundred percent (100%) owned subsidiary in Canada with the name “Rapid Nutrition Canada Inc.”

●
The Company announced with reference to its media announcement of 14 June 2019, valid conversion notices from Investors have been received in respect of 1,914,850 new shares. Following the conversion, the total number of share in issue is 34,374,674.

●
As announced 24 July, 201, the Company has expanded its distribution partnering with ASX listed pharmaceutical company Sigma Healthcare to launch health and wellness giant GNC further across the Australian pharmacy network.

●
As announced 13 August, 2019 the Company has further expanded its distribution network partnering with Australia’s largest natural health retailer, Mr.Vitamins.

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2019

●
Opening order from GNC, USA for the Company’s flagship brand SystemLS™ was delivered by the Company to GNC’s distribution centers in August 2019 in preparation to go into 500 GNC store shelves next month.

Other than as disclosed above, the directors are not aware of any significant events since the end of the reporting period.

Indemnification of Officers

Insurance premiums have been paid by the Company for directors and officers’ liability in relation to the Group.

No indemnities have been given or insurance premiums paid, during or since the end of the financial period, for any person who is auditor of the Group.

Proceedings on Behalf of the Group

No person has applied for leave of court to bring proceedings on behalf of the Group or intervene in any proceedings to which the Group is a party for the purpose of taking responsibility on behalf of the Group for all or any part of those proceedings.

The Group was not a party to any such proceedings during the period.

Director’s Interests

At the year end date, the directors of the Company had the following interests in the shares of the Company, through both direct and indirect holdings:

Director	Shares Held on 1 July 20181	Shares acquired during year	Shares disposed during the year	Shares held on 30 June 2019
Simon St Ledger	6,115,0502	-	-	6,115,050
Malcolm Sinclair	87,175	-	-	87,175
Shayne Kellow	272,022	-	-	272,022
Vesta Vanderbeken	-	-	-	-

1 The number of Shares and/or the number of options refers to the number of Shares and/or the number of options held as of 30 June 2019.
2 The 3,666,592 Shares are held by JBG Corp Pty Ltd, which is a company controlled by the wife of Simon St Ledger. 2,448,458 Shares are held directly by Simon St Ledger.

Remuneration Report (audited)

Policy & Practice

The Group operates on a strictly ‘capital efficient’ approach and therefore directors remuneration has been based on conservative market matching rates in order to act in the best interest of the Company during the Company’s growth phase. As at 30 June 2019, outside of existing shareholdings, there are no performance components included in directors remuneration.

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2019

Refer the Company’s Corporate Governance Code for further details on the Remunerations Committee and is responsibilities.

Reference Search Path: www.rnplc.com>Investor Relations> Corporate Governance

Contracts

Directors’ remuneration in its various forms was agreed by Board resolution, not formalised by contracts at this stage, and these arrangements will continue until re-visited by either party. Thus, there has been no specification of termination benefits for directors at this time.

Amount of emoluments & compensation

Directors’ salaries have been agreed in Australian dollars. This means that, absent any increased salary or reward, the British pound value of director’s remuneration will still fluctuate year on year due to exchange differences.

2019	Salary ($)	Superannuation ($)	Consultancy Fees ($)	Total ($)
Simon St Ledger 1 2	150,000	14,250	-	164,250
Vesta Vanderken3	-	-	16,281	16,281
Shayne Kellow 2	-	-	-	-

1 – Simon St Ledger’s employment terms, as formalised by board resolution, specify a salary of AUD150,000 per year excluding Super. During the year to 30 June 2019 nil was paid and remains outstanding at the year end.
2 – Shayne Kellow has been provided with the use of a vehicle owned by the consolidated entity for their personal use. Mr Kellow’s vehicle was acquired in the prior period for AUD 50,459
3 – Vesta Vanderbeken’s was provided with relevant contract that has been executed prior to the appointment. The fee payable for carrying out her duties is an annual gross amount of GBP12,000 (AUD$21,680). $16,281 remains outstanding as at June 30, 2019.

2018	Salary ($)	Superannuation ($)	Consultancy Fees ($)	Total ($)
Simon St Ledger 1	150,000	14,250	-	164,250
Shayne Kellow	-	-	-	-
Malcolm Sinclair2	-	-	-	-

1 – Simon St Ledger’s employment terms, as formalised by board resolution, specify a salary of AUD 150,000 per year. As of 30 June 2019, all salary owing is AUD150,000
2 – Malcolm Sinclair was inactive Director for the accounting period, formalised by termination 27th July, 2018. Mr Sinclair was engaged by Rapid Nutrition plc as a non-executive director and, all fees to date have been paid to Health E Nominees as consultancy fees as disclosed in previous audited accounts.

Refer the Company’s Corporate Governance Code for further details on the Remunerations Committee and is responsibilities.

The Committee is responsible for the determination of the terms and conditions of employment, remuneration and benefits of each of the Chairman, executive Directors, members of the executive and the company secretary, including pension rights and any compensation payments, and recommending and monitoring the level and structure of remuneration for senior management and the implementation of share option or other performance-related schemes.

Reference Search Path: www.rnplc.com>Investor Relations> Corporate Governance

End of audited section.

RAPID NUTRITION PLC

DIRECTORS’ REPORT

AS AT 30 JUNE 2019

Directors’ responsibilities

The Directors are responsible for preparing the Strategic Report and the Directors’ Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year or period. Under that law the Directors have elected to prepare the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

●
select suitable accounting policies and then apply them consistently;
●
make judgements and accounting estimates that are reasonable and prudent;
●
state whether the financial statements have been prepared in accordance with IFRS as adopted by the European Union;
●
prepare the financial statements on the going concern basis unless it is inappropriate to presume the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

Directors’ statement as to disclosure of information to the auditor

The Directors at the date of approval of this report confirm that:

●
to the best of their knowledge and belief, there is no relevant audit information of which the Group’s auditor is unaware; and

●
the Directors have taken all the steps that that might reasonably be expected to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Group’s auditor is aware of that information.

On behalf of the Board

S St Ledger

Managing Director
30 October 2019

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2019

Opinion

In our opinion:

-
the financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 30 June 2019 and of the Group’s profit for the year then ended;

-
the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union;

-
the parent company financial statements have been properly prepared in accordance with applicable law and IFRSs as adopted by the European Union; and

-
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Whom we are reporting to
This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

What we have audited

The financial report of Rapid Nutrition PLC for the year ended 30 June 2019, which comprises the following statements:

-
Consolidated Statement of Profit or Loss and Other Comprehensive Income,

-
Consolidated Statement of Financial Position,

-
Consolidated Statement of Changes in Equity,

-
Consolidated Statement of Cash Flows,

-
Parent Company Statement of Financial Position,

-
Parent Company Statement of Changes in Equity, and

-
All related notes to the above.

The financial reporting framework that has been applied in the preparation of the Group and parent company financial statements is applicable law and IFRSs as adopted by the European Union.

Overview of Audit Approach

We identified the key audit risks to be revenue recognition, change of presentation currency, and the valuation of prepayments.

We set materiality for the Group at 1.5% of revenue: $46,573.

We performed full scope audit procedures over all Group entities at the head office in Brisbane, Australia.

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2019

Our Assessment of Risks of Material Misstatement

The assessed risks of material misstatement described below are those that had the greatest effect on our audit strategy, the allocation of resources in the audit and directing the efforts of the engagement team.

REVENUE RECOGNITION
Risk Description
Rapid Nutrition, as a Group, generates revenues from sales and licensing of various health food and sports nutrition products, including the Leisa’s Secret® and SystemLS™ lines.
The method for recognising revenue varies depending on the type of sale being made:
- Retail sales
These sales are recognised at the date the stock is segregated from other inventory, ready for collection or delivery in accordance with these customers terms of trade.
- Licensing sales
These arrangements are established via contract, with clauses that specify what periods payments relate to, and subsequent royalty percentages payable by the licensee.
There are risks around the timing of revenue recognition of retail product sales, particularly focused on the contractual terms of delivery and location of sale. In addition, due to the volume of transactions in the year, and the different types of revenue, we have identified revenue recognition as a key risk for our audit.

The Group’s revenue recognition policy is disclosed in note 1.5.

How the scope of our audit responded to the risk
Our audit work assessed the design and implementation of controls over the recognition of revenue. We tested, in detail, a sample of completed orders around the year end date, with specific focus on recognition conditions for revenue.

We assessed the transfer of risk and reward to the customer by reviewing dates of transaction completion in the Group’s financial records, and dates of stock segregation and dispatch for retail sales.

We evaluated the Group’s contracts for licensing its products, with particular focus on the period the contracts were active for.

Key Observations: We noted no material instances of inappropriate revenue recognition arising in our testing.

Our application of materiality and an overview of the scope of our audit

Materiality

We define materiality as the magnitude of a misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality in determining the nature, timing and extent of our audit work and in evaluating the results of that work. We determined materiality for the Group financial statements as a whole to be $46,573 which represents 1.5% of the Group’s revenue for the year ended 30 June 2019.

This benchmark is considered the most appropriate because this is a key performance measure used by the Board of Directors to report to investors on the financial performance of the Group.

Materiality for the current year is higher than the level that we determined for the year ended 30 June 2018, reflecting the Group’s revenues during the year to 30 June 2019.

We use a different level of materiality, performance materiality, to drive the extent of our testing and this was set at 75% of financial statement materiality for the audit of the Group financial statements. We also determine a lower level of specific materiality for certain areas such as Directors’ remuneration and related party transactions.

We agreed with the Board that we would report all audit differences in excess of $3200, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

Overview of the scope of our audit

A description of the generic scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeprivate. We conducted our audit in accordance with International Standards on Auditing (ISAs) (UK and Ireland). Our responsibilities under those standards are further described in the ‘Responsibilities for the financial statements and the audit’ section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. We are independent of the Group in accordance with the Auditing Practices Board’s Ethical Standards for auditors, and we have fulfilled our other ethical responsibilities in accordance with those Ethical Standards.

The Group is managed from Brisbane, Australia. Through our procedures, all Group entities were subjected to a comprehensive audit approach. Our audit approach was based on a thorough understanding of the Group’s business and is risk based, and in particular included:

-
undertaking interim procedures before the year end date to evaluate the Group’s internal control environment, including IT systems and controls;

-
at this visit, we performed an evaluation of the design effectiveness of controls over key financial statement risk identified as part of our risk assessment, reviewed the accounts production process and performed certain transactional procedures for the first nine months of the year in advance of the year end;

-
at the final audit visit, we undertook substantive testing on significant transactions, balances and disclosures, the extent of which was based on various factors such as our overall assessment of the control environment, the effectiveness of controls over individual systems and the management of specific risks; and

-
the scope of the current year audit has remained consistent with the scope of that of the prior year.

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2019

Opinion on Other Matters prescribed by the Companies Act 2006

Our opinions on other matters prescribed by the Companies Act 2006 are unmodified In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

-
the information given in the Strategic Report and the Report of the Directors for the financial year for which the financial statements are prepared is consistent with the financial statements; and

-
the Strategic Report and the Report of the Directors have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Report of the Directors.

Matters on which we are required to report by exception

Under the Companies Act 2006 we are required to report to you if, in our opinion:

-
adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

-
the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

-
certain disclosures of Directors’ remuneration specified by law are not made; or

-
we have not received all the information and explanations we require for our audit.

Under the ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the annual report is:

-
materially inconsistent with the information in the audited financial statements; or

-
apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or

-
otherwise misleading.

In particular, we are required to report to you if:

-
we have identified any inconsistencies between our knowledge acquired during the audit and the Directors’ statement that they consider the annual report is fair, balanced and understandable; or

-
the annual report does not appropriately disclose those matters that were communicated to the Audit Committee which we consider should have been disclosed.

We have nothing to report in respect of any of the above matters.

RAPID NUTRITION PLC

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

FOR THE YEAR ENDED 30 JUNE 2019

We also confirm that we do not have anything material to add or to draw attention to in relation to:

-
the Directors’ confirmation in the annual report that they have carried out a robust assessment of the principal risks facing the Group including those that would threaten its business model, future performance, solvency or liquidity;

-
the disclosures in the annual report that describe those risks and explain how they are being managed or mitigated;

-
the Directors’ statement in the financial statements about whether they have considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements; and

-
the Directors’ explanation in the annual report as to how they have assessed the prospects of the Group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Responsibilities for the financial statements and the audit

What the Directors are responsible for:

As explained more fully in the Statement of Directors’ Responsibilities set out on page 13 the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

What we are responsible for:

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

NICHOLAS HOLLENS
Senior Statutory Auditor for and on behalf of Greenwich & Co Audit Pty Ltd
Statutory Auditor, Chartered Accountants
Perth, Australia
30 October 2019

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2019

	Note	Year ended 30 June 2019 AU$ £	Year ended 30 June 2018 AU$ £

Revenue	4	3,104,879	4,147,046

Cost of sales
Opening inventory		(414,007)	(124,245)
Direct costs		(883,634)	(400,321)
Closing inventory		245,804	414,007
Gross profit		2,053,041	4,036,487

Administrative expenses		(1,033,973)	(2,124,093)
Operating profit		1,019,068	1,912,393
Unrealised gain of financial assets	5	(172,224)	146,063
Currency gain		-	-
Profit before tax		846,844	2,058,456
Tax expense	7	(305,720)	(201,678)

Profit for the period attributable to members of the Company		541,124	1,856,778
Other comprehensive income
Translation Gain/Loss		(194,088)	113,233
Changes in fair value of financial assets through other comprehensive income		(2,085,316)	-
Non controlling interest
Total comprehensive income for the period attributable to members of the Company		(1,738,280)	1,970,012

Basic & diluted earnings per share	28	0.04	0.07

All of the activities of the Group are classed as continuing. All of the total comprehensive income for the period is attributable to the owners of the Group.

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

	Note	30 June 2019 AU$	30 June 2018 AU$
Current assets
Cash and cash equivalents	8	243,576	220,221
Trade and other receivables	9	2,789,950	402,041
Inventory	10	245,804	414,007
Financial assets	11	5,951,435	6,123,659
Total current assets		9,230,765	7,159,927

Non-current assets
Investments	12	6,329,347	8,414,663
Property, plant and equipment	13	1,800	2,579
Intangible assets	14	2,105	2,105
Total non-current assets		6,333,252	8,419,346
Total assets		15,564,017	15,579,273

Current liabilities
Trade and other payables	15	1,718,114	427,502
Borrowings	16	1,172,346	1,157,990
Other payables		-	67,975
Total current liabilities		2,890,459	1,653,467

Non-current liabilities
Tax and other related	17	296,014	940,441
Borrowings	18	1,405,341	686,975
Deposit		-	-
Total non-current liabilities		1,701,356	1,627,416
Total liabilities		4,591,815	3,280,883
Net assets		10,972,201	12,298,390

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

	Note	30 June 2019 AU$	30 June 2018 AU$
Equity
Shares	19	29,503,701	29,091,609
Share Premium		193,022	193,022
Merger reserve		(26,061,971)	(26,061,971)
Retained earnings	20	8,962,496	7,105,717
Current Year Earning	20	541,124	1,856,779
Foreign Exchange – Opening		113,233	-
Foreign Exchange – For the Year		(194,088)	113,233
Asset Reserve		(2,085,316)	-
Total equity and reserves		10,972,200	12,298,390

These financial statements were approved and authorised for release by the Directors on 30 October 2019 and are signed on its behalf by:

S St Ledger
Managing Director

Company registration number: 07905640

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2019

	Ordinary Share Capital	Share Premium	Merger Reserve	Retained Earnings	Asset Reserve	Foreign Exchange	Total Equity
	$	$	$	$	$	$	$

Balance as at 1 July 2017	27,084,376	193,023	-26,061,971	7,105,717			8,321,145
Comprehensive Income
Ordinary Share Capital, net of transaction costs	2,007,233						2,007,233
Profit for the year				1,856,779			1,856,779
Foreign Exchange						113,233	113,233
Balance as at 30 June 2018	29,091,609	193,023	-26,061,971	8,962,496	0	113,233	12,298,390

Ordinary Share Capital, net of transaction costs	412,092						412,092
Profit for the year				541,124			541,124
Asser Reserve					(2,085,316)		(2,085,316)
Foreign Exchange						194,088	-194,088
Balance as at 30 June 2019	29,503,701	193,023	-26,061,971	9,503,620	2,085,316	-80,855	10,972,200

RAPID NUTRITION PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2019

	Note	30-Jun-19	30-Jun-18
		$	$

Cash flows from operating activities
Receipts from customers		890,360	311,077
Payments to suppliers and employees		-2,011,820	-2,215,779
Net cash used by operating activities	25	-1,121,460	-1,904,702
Cash flows from investing activities
Purchase of plant and equipment		0	-2,362
Net cash used by investing activities		0	-2,362
Cash flows from financing activities
Proceeds from issue of shares		412,092	2,007,233
Proceeds from related party borrowings		732,722	48,859
Net cash used by financing activities		1,144,814	2,056,092

Increase/(decrease)in cash and cash equivalents		23,355	149,028

Cash and cash equivalents at the beginning of the period		220,221	71,193
Cash cash equivalents at the end of the period	8	243,576	220,221

RAPID NUTRITION PLC

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

		30-Jun-19	30-Jun-18
	Note	$	$
Statement of Financial Position
Current assets
Intercompany loan	21	566,480	790,639
Financial assets	11	5,951,435	6,123,659
Other assets		53,161	53,161
Total current assets		6,571,076	6,967,459
Non-current assets
Total Assets		6,571,076	6,967,459
Current Liabilities
Intercompany loan		0	0
Total current liabilities		0	0
Non-Current Liabilities
Deferred tax		967,141	967,141
Convertible Note		257,302	257,302
Total non-current liabilities		1,224,443	1,224,443
Total Liabilities		1,224,443	1,224,443
Net Assets		5,346,633	5,743,016

Issued Capital		29,406,291	29,091,609
Share Premium		193,022	193,022
Reserves		-2,993,275	-2,284,284
Accumulated Losses	20b	-21,259,405	-21,257,331
Total Equity		5,346,633	5,743,016

In accordance with section 408 of the UK Companies Act 2006, the Company is availing itself of the exemption from presenting its individual statement of profit or loss and other comprehensive income. The Company’s loss for the financial period as determined in accordance with IFRS’s is AUD $75,150. The Company had no cashflow in the period, and therefore no cashflow statement has been prepared.

RAPID NUTRITION PLC

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2019

	Ordinary Share Capital	Share Premium	Foreign Exchange Reserve	Retained Earnings	Total Equity
	$	$	$	$	$
Balance at 30 June 2018	28,994,199	193,022	(2,186,874)	(21,257,331)	5,743,016
Comprehensive income
Loss for the period	-	-		(2,074)	(2,074)
Share Issued	412,092				412,092
Foreign exchange difference	-	-	(806,401)	-	(806,401)
Total comprehensive income for the period	0	-	-	-	0
Balance as at 30 June 2019	29,406,291	193,022	(2,993,275)	(21,259,405)	5,346,633

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

The consolidated financial statements and notes represent those of Rapid Nutrition PLC and its subsidiary (“the consolidated group” or “group”), for the year to 30 June 2019.

1.
Significant accounting policies

1.1
Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The financial statements are drawn up under the historical cost convention, except for the revaluation of financial assets.

IFRS, issued by the International Accounting Standards Board (IASB) set out accounting policies that the IASB has concluded would result in financial statements containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of the financial statements are presented below and have been consistently applied unless otherwise stated.

Adoption of new and revised standards

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to their operations and effective for the current year.
Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following Accounting Standards and Interpretations are most relevant to the Group:
AASB 9 Financial Instruments

The Group has adopted AASB 9 from 1 July 2018. The standard introduced new classification and measurement models for financial assets. A financial asset shall be measured at amortised cost if it is held within a business model whose objective is to hold assets in order to collect contractual cash flows which arise on specified dates and that are solely principal and interest. A debt investment shall be measured at fair value through other comprehensive income if it is held within a business model whose objective is to both hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of its fair value. All other financial assets are classified and measured at fair value through profit or loss unless the entity makes an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading or contingent consideration recognised in a business combination) in other comprehensive income ('OCI'). Despite these requirements, a financial asset may be irrevocably designated as measured at fair value through profit or loss to reduce the effect of, or eliminate, an accounting mismatch. For financial liabilities designated at fair value through profit or loss, the standard requires the portion of the change in fair value that relates to the entity's own credit risk to be presented in OCI (unless it would create an accounting mismatch). New simpler hedge accounting requirements are intended to more closely align the accounting treatment with the risk management activities of the entity.

New impairment requirements use an 'expected credit loss' ('ECL') model to recognise an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available.

AASB 15 Revenue from Contracts with Customers

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

The Group has adopted AASB 15 from 1 July 2018. The standard provides a single comprehensive model for revenue recognition. The core principle of the standard is that an entity shall recognise revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduced a new contract-based revenue recognition model with a measurement approach that is based on an allocation of the transaction price. This is described further in the accounting policies below. Credit risk is presented separately as an expense rather than adjusted against revenue. Contracts with customers are presented in an entity's statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity's performance and the customer's payment. Customer acquisition costs and costs to fulfil a contract can, subject to certain criteria, be capitalised as an asset and amortised over the contract period.

Impact of adoption
AASB 9 and AASB 15 were adopted using the modified retrospective approach and as such comparatives have not been restated. There was no impact of adoption on opening retained profits as at 1 July 2018.

Adoption of new and revised standards
Standards and interpretations in issue not yet adopted

At the date of authorisation of the financial statements, the Standards and Interpretations listed below were in issue but not yet effective.

AASB 16 Leases

This standard is applicable to annual reporting periods beginning on or after 1 January 2019. The standard replaces AASB 117 'Leases' and for lessees will eliminate the classifications of operating leases and finance leases. Subject to exceptions, a 'right-of-use' asset will be capitalised in the statement of financial position, measured at the present value of the unavoidable future lease payments to be made over the lease term. The exceptions relate to short-term leases of 12 months or less and leases of low-value assets (such as personal computers and small office furniture) where an accounting policy choice exists whereby either a 'right-of-use' asset is recognised or lease payments are expensed to profit or loss as incurred. A liability corresponding to the capitalised lease will also be recognised, adjusted for lease prepayments, lease incentives received, initial direct costs incurred and an estimate of any future restoration, removal or dismantling costs. Straight-line operating lease expense recognition will be replaced with a depreciation charge for the leased asset (included in operating costs) and an interest expense on the recognised lease liability (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under AASB 16 will be higher when compared to lease expenses under AASB 117. However, EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) results will be improved as the operating expense is replaced by interest expense and depreciation in profit or loss under AASB 16. For classification within the statement of cash flows, the lease payments will be separated into both a principal (financing activities) and interest (either operating or financing activities) component. For lessor accounting, the standard does not substantially change how a lessor accounts for leases. The Company does not have any long term lease agreements (of over one year) therefore, the adoption of the new leases standard will not have a material impact.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

1.2
Going concern

This report has been prepared on the going concern basis, which contemplates the continuation of normal business activity and the realization of assets, settlement of liabilities in the normal course of business and the group’s ability continue to achieve sales revenue and the successful realisation of future revenue growth via their plans to expand their product lines and distribution partnerships.

The group has also established a trade finance facility and has secured additional institutional investment during the year to further support its forward contracts.

1.3
Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of entities controlled by Rapid Nutrition PLC at the end of the reporting period. A controlled entity is any entity over which Rapid Nutrition PLC has the power to govern the financial and operating policies so as to obtain benefits from its activities.

In preparing the consolidated financial statements, all intragroup balances and transactions between entities in the consolidated group have been eliminated in full on consolidation.

In the company statement of financial position investment in subsidiaries is accounted for at the nominal value of the shares issued on acquisition.

Business Combinations
Business combinations occur where an acquirer obtains control over one or more businesses.
A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control. The business combination will be accounted for from the date that control is attained, whereby the fair value of the identifiable assets acquired and liabilities (including contingent liabilities) assumed is recognised (subject to certain limited exceptions).

When measuring the consideration transferred in the business combination, any asset or liability resulting from a contingent consideration arrangement is also included. Subsequent to initial recognition, contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability is remeasured in each reporting period to fair value, recognising any change to fair value in profit or loss, unless the change in value can be identified as existing at acquisition date.

All transaction costs incurred in relation to business combinations are expensed to the statement of comprehensive income. The acquisition of a business may result in the recognition of goodwill or a gain from a bargain purchase.

New, revised or amending Accounting Standards and Interpretations adopted

The company has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

IFRS 9 and IFRS 15 (which make amendments to AASB 101) were adopted using the modified retrospective approach. There was no impact on opening retained profits as at 30 June 2019 as a consequence of the adoption of the standards.

1.4
Foreign Currencies

Functional and presentation currency
An entity’s functional currency is the currency of the primary economic environment in which it operates. Due to the importance of Australia as the group’s headquarters and base of operations, the directors of the group view Australian Dollars as the group’s functional currency.

Since the group has recently announced its dual listing in the US, the board has voluntarily decided in accordance with IAS 21 accounting policy to change the presentation currency back to Australian dollars (AUD) as of July 1, 2018 and which has been applied retrospectively. Therefore, all financial information in this consolidated annual financial statements are in Australian dollars (except if stated separately). Prior year comparative consolidated annual financial statement for the period ended June 30, 2019 has been re-presented to reflect the Group’s change in presentation currency from GBP to AUD.

The Group had already changed its functional and reporting currency from Australian Dollars (“AUD”) to British Pounds Sterling (”GBP”) from 1 July 2016 when considering and working towards a dual listing in the UK and for the benefit of future comparability with its industry peer group. The change in presentation currency represented also a voluntary change in accounting policy. The published full year consolidated financial statements as of June 30, 2018 and 2017 were presented in GBP.

The Group completed this change with reference to IAS 21 The Effects of Changes in Foreign Exchange Rates and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to calculate the appropriate opening balances and effects on historical balances.

 An entity’s functional currency is the currency of the primary economic environment in which it operates. Due to the importance of Australia as the group’s headquarters and base of operations, which includes but not limited too payroll, insurance, funding raised, majority of cost of sale are incurred and where the board and senior management are based, the directors of the group view Australian Dollars as the group’s functional currency. The Group uses Australian bank accounts and all dealings and commercial contracts are through the Australian company.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions.

Foreign currency monetary assets and liabilities at the reporting date are translated at the exchange rate existing at the reporting date. Exchange differences are recognised in the statement of comprehensive income in the period in which they arise.

1.5
Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The group recognises revenue when the control is transferred to the customer and/or services are performed. The group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

Distribution
The sale of the Group's products is effected through a distributorship model pursuant to which the Group enters into marketing and distribution license agreements with distributors.

The Group's growth strategy, which consists of three key factors – expanded distribution, increased product offerings and strengthened integration, is intended to build a vertically integrated company with a unique position in the biotechnology and nutraceutical space. The Directors believe that this strategy enables the Group to impose superior standards of quality control for its products, to strengthen its value chain, and to scale up to optimum business efficacy.

Sales of goods – wholesale
The group manufactures and sells a range of life science nutrition products in the retail market. Sales of goods are recognised when an order is executed and stock is segregated from the group’s inventory, ready for collection in accordance with that customer’s terms of trade.

The life science products are often sold with volume discounts; customers have a right to return faulty products in the wholesale market. Sales are recorded based on the price specified in the sales contracts, net of the estimated volume discounts and returns at the time of sale. Accumulated experience is used to estimate and provide for the discounts and returns. The volume discounts are assessed based on anticipated annual purchases.

Sales are recorded based on the price specified in the sales contracts, net of the estimated volume discounts and returns at the time of sale. Accumulated experience is used to estimate and provide for the discounts and returns. The volume discounts are assessed based on anticipated annual purchases.

Internet revenue
Revenue from the provision of the sale of goods on the internet is recognized as at the date that payment is received, because that is the point the buyer accepts legal responsibility for the good being sold. Transactions are settled by credit or payment card.

1.6
Finance income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

1.7
Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is charged so as to write off the cost or valuation of assets over their estimated useful lives, using the straight line method, on the following bases:

Computer equipment	30%
Motor vehicles	20%
Fixture, fittings and equipment	30%

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

1.8
Intangible Assets

Trademarks and licences
Separately acquired trademarks and licences are shown at historical cost. Trademarks and licences acquired in a business combination are recognised at fair value at the acquisition date. Once utilisation commences, trademarks and licences have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 15 to 20 years.

1.9
Research and Development

Research costs are not viewed as separable from development costs. As such, all of these costs are expensed as incurred.

1.10
Financial Instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions to the instrument. For financial assets, this is the date that the Group commits itself to either the purchase or sale of the asset (i.e. trade date accounting is adopted).

Financial instruments (except for trade receivables) are initially measured at fair value plus transaction costs, except where the instrument is classified "at fair value through profit or loss", in which case transaction costs are expensed to profit or loss immediately. Where available, quoted prices in an active market are used to determine fair value. In other circumstances, valuation techniques are adopted.

Trade receivables are initially measured at the transaction price if the trade receivables do not contain significant financing component or if the practical expedient was applied as specified in AASB 15.63.

Classification and subsequent measurement

Financial assets
Financial assets are subsequently measured at:
—
amortised cost;
—
fair value through other comprehensive income; or
—
fair value through profit or loss

On the basis of the two primary criteria:
—
the contractual cash flow characteristics of the financial asset; and
—
the business model for managing the financial assets

A financial asset is subsequently measured at amortised cost when it meets the following conditions:
—
the financial asset is managed solely to collect contractual cash flows; and
—
the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

A financial asset is subsequently measured at fair value through other comprehensive income when it meets the following conditions:

—
the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates; and
—
the business model for managing the financial asset comprises both contractual cash flows collection and the selling of the financial asset.

By default, all other financial assets that do not meet the measurement conditions of amortised cost and fair value through other comprehensive income are subsequently measured at fair value through profit or loss.

SIGNIFICANT ACCOUNTING POLICIES

Financial liabilities

Financial liabilities are subsequently measured at:
—
amortised cost; or
—
fair value through profit or loss

A financial liability is measured at fair value through profit and loss if the financial liability is:
—
a contingent consideration of an acquirer in a business combination to which AASB 3 applies
—
held for trading; or
—
initially designated as at fair value through profit or loss

All other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest expense over in profit or loss over the relevant period.

The effective interest rate is the internal rate of return of the financial asset or liability. That is, it is the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying amount at initial recognition.

A financial liability is held for trading if it is:
—
incurred for the purpose of repurchasing or repaying in the near term;
—
part of a portfolio where there is an actual pattern of short-term profit taking; or
—
a derivative financial instrument (except for a derivative that is in a financial guarantee contract or a derivative that is in an effective hedging relationship)

Any gains or losses arising on changes in fair value are recognised in profit or loss to the extent that they are not part of a designated hedging relationship.

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Derecognition

Derecognition refers to the removal of a previously recognised financial asset or financial liability from the statement of financial position.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

Derecognition of financial liabilities

A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability is treated as an extinguishment of the existing liability and recognition of a new financial liability.

The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Derecognition of financial assets

A financial asset is derecognised when the holder's contractual rights to its cash flows expires, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.

All the following criteria need to be satisfied for derecognition of a financial asset:

—
the right to receive cash flows from the asset has been expired or been transferred;
—
all risk and rewards of ownership of the asset have been substantially transferred; and
—
the entity no longer controls the asset (i.e. it has no practical ability to make unilateraldecisions to sell the asset to a third party).

On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying amount and the sum of the consideration received andreceivable is recognised in profit or loss.

On derecognition of a debt instrument classified as at fair value through other comprehensive income, the cumulative gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss.

On derecognition of an investment in equity which was elected to be classified under fair value through other comprehensive income, the cumulative gain or loss previously accumulated in the investments revaluation reserve is not reclassified to profit or loss, but is transferred to retained earnings.

Impairment of financial assets

An impairment loss is recognised for the expected credit losses on financial assets when there is an increased probability that the counterparty will be unable to settle an instrument’s contractual cash flows on the contractual due dates, a reduction in the amounts expected to be recovered, or both. The probability of default and expected amounts recoverable are assessed using reasonable and supportable past and forward-looking information that is available without undue cost or effort. The expected credit loss is a probability-weighted amount determined from a range of outcomes and takes into account the time value of money.

For trade receivables, material expected credit losses are measured by applying an expected loss rate to the gross carrying amount. The expected loss rate comprises the risk of a default occurring and the expected cash flows on default based on the aging of the receivable. The risk of a default occurring always takes into consideration all possible default events over the expected life of those receivables (“the lifetime expected credit losses”). Different provision rates and periods are used based on groupings of historic credit loss experience by product type, customer type and location.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

For intercompany loans that are repayable on demand, expected credit losses are based on the assumption that repayment of the loan is demanded at the reporting date. If the subsidiary does not have sufficient accessible highly liquid assets in order to repay the loan if demanded at the reporting date, an expected credit loss is calculated. This is calculated based on the expected cash flows arising from the subsidiary, and weighted for probability likelihood variations in cash flows.

Critical accounting – estimates and judgements (financial assets)

In the valuation of certain financial assets, the group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumption that have a significant risk of causing material adjustment to the carrying amounts of financial assets within the next financial year are addressed as follows:

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques, and consideration of all available data, to enable the directors to make the best assessment possible. The group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

1.11
Cash & Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated balance sheet, bank overdrafts are shown within borrowings in current liabilities.

1.12
Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Costs of inventories include the transfer from equity of any gains/losses on qualifying cash flow hedges for purchases of raw materials.

1.13
Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

1.14
Trade Payables

Trade and other payables are recognised when the group becomes obliged to make future payments resulting from the purchase of goods and services. They are initially recognised at fair value and subsequently at amortised cost using the effective interest rate method. Current liabilities represent those amounts falling due within one year.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

1.15
Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of the amount of GST receivable and payable. The net amount of GST recoverable from, or payable to, the ATO is included with the receivables or payables in the statement of financial position.

1.16
Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

1.17
Finance Leases

The group leases certain motor vehicles where the group has substantially all the risks and rewards of ownership; these leases are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of profit or loss and other comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The motor vehicles acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

1.18
Income Tax

Income 887
tax is calculated using tax rates and laws that have been enacted or substantively enacted at the period-end date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the date of the statement of financial position where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

Deferred tax assets are recognised only to the extent that the Directors consider that it is probable that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the period-end date.

1.19
Post Retirement Benefits

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. Superannuation – the Australian defined contribution pension scheme – is mandated by Australian law and presently set at 9.5% of gross salary payable to an employee.

The group pays contributions to publicly or privately administered pension insurance plans on a mandatory basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

1.20
Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

If the Company reacquires its own equity instruments, e.g. as the result of a share buy-back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income taxes) is recognise directly in equity.

New accounting standards not applied
IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted (as long as IFRS 15 is also applied).

The objective of IFRS 16 is to report information that (a) faithfully represents lease transactions and (b) provides a basis for users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. To meet that objective, a lessee should recognise assets and liabilities arising from a lease.

IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

1.21
Merger Reserve

The merger reserve account, shown within equity, relates to a historical acquisition by Rapid Nutrition PLC of Rapid Nutrition Pty Ltd. At the time of the acquisition, both entities were under common control and hence scoped out of IFRS accounting standards. The Directors chose to apply merger accounting from UK GAAP in this instance, leading to the creation of the merger reserve.

This balance effectively reduces the share capital value back to its value before the merger, as no increase in assets was achieved through the transaction.

1.22
Segment Reporting

Operating segments were reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

2.
Parent Information

Contingent Liabilities
At 30 June 2019, Rapid Nutrition PLC did not have any contingent liabilities.

Contractual Commitments
At 30 June 2019, Rapid Nutrition PLC had not entered into any contractual commitments for the acquisition of property, plant or equipment.

3.
Operating Segments

Operating segments must be identified on the basis of internal reports about components of the consolidated entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The group’s main reporting channels are its geographical distribution networks, hence the Board (the group’s chief operating decision maker) believe that, at 30 June 2019, there were three main segments, with revenue (the financial variable they evaluate performance via) as follows:

Location	Revenue – year to 30 June 2019	Revenue – year to 30 June 2018
		$
Australia	840,886	143,095
USA	2,261,306	3,271,624
Other	-	646,886
Total	3,104,879	4,061,605

The remainder of the group’s position and performance are considered on a collective basis by the Board; hence the main financial statements are suitable for their analysis.

As a growth company, the Board’s focus is brand expansion, of which they consider revenue their key driver.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

4.
Revenue

	30 June 2019	30 June 2018
	$	$
Direct Sales	1,253,536	2,088,716
Licensing Fees	1,850,000	1,972,756
Government Grant	-	85,441
Interest Income	1,343	133
	3,104,879	4,147,046

5.
Operating profit

The following items have been included in arriving at the operating profit:

	30 June 2019	30 June 2018
	$	$
Gains on foreign exchange	-172,224	146,063
Expenses:
Depreciation on property, plant and equipment		-
Directors’ remuneration	150,000	150,000
Superannuation contributions (directors)	14,250	14,250
Directors’ consulting fees	0
Auditor’s remuneration
-As auditors (for group and subsidiary)	0	0
-As tax agents (for tax compliance)	0	0

All remuneration payable to the auditors has been disclosed above. No other non-audit services have been provided. No benefits in kind are payable to the auditors.

Contributions to superannuation (money purchase pension schemes) are made on behalf of one director of the group.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

6.
Employees

	30 June 2019 $	30 June 2018 $
Staff costs for the group during the period:
Wages and salaries	271,692	181,093
Other pension costs	25,623	14,250
	297,315	195,343

The average monthly number of staff (including executive Directors) employed by the group during the period amounted to:

	30 June 2019	30 June 2018
Management staff	3	3

The Company retains contract staff on a commission basis as needed. This enables rapid expansion of the Company’s presence on the ground in new markets, to establish the sales network and facilitate rapid growth.

7.
Taxation

	30 June 2019 $	30 June 2018 $
Current Tax
Current tax on profits in the period	305,720	201,678
Reverse of previous over-accrual	-	-
Deferred Tax
Origination of temporary timing differences	-	738,763
Income Tax Expense	305,720	940,441

The deferred tax charge shown relates to the unrealised gain recognised on financial assets held at 30 June 2019 as disclosed in Note 12. It is due to temporary timing differences between the recognition of the gain and the charging of tax as well as the effective tax rate due to the difference in tax rates in subsidiary jurisdictions. Adjustments for the year also take into account FX and or CTA.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

Factors affecting current tax charge

All operations are undertaken in Australia, thus 100% of the Group profit is considered taxable under Australian law. The current rate of tax in Australia is 30%.

	30 June 2019 $	30 June 2018 $
Profit before taxation	846,844	2,058,457
Profit on ordinary activities multiplied by the standard rate of tax in the Australia of 30% (2016: 30%)	(305,720)	(201,678)
Income adjustments (unrealised loss)	-	-
Brought forward losses utilised	-	-
Total current tax	(305,720)	(201,678)

No change in the corporation tax rate has been announced by the Australian Tax Office for any upcoming period.

8.
Cash and cash equivalents – group

	30 June 2019 $	30 June 2018 $

Cash at bank	243,576	220,221

Cash at bank is included as cash and cash equivalents in connection with the statement of cash flows.

When in overdraft, this balance is included in trade and other payables.

9.
Trade and other receivables - group

	30 June 2019 $	30 June 2018 $

Trade receivables	2,789,950	402,041
	2,789,950	402,041

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

10.
Inventory - group

	30 June 2019 $	30 June 2018 $
Finished goods	245,804	414,007

11.
Financial assets – group and parent company

Financial assets measured at fair value through profit or loss

Financial assets held for trading:

- Investments in equity instruments

	30 June 2019 $	30 June 2018 $
Motivate Health Technologies, Inc.	5,951,435	6,123,659

Shares held for trading are traded for the purpose of profit taking. Changes in fair value are included in the statement of profit or loss and other comprehensive income. The Company received an independent assessment of fair value of its minority investment in Motivate Health Technologies Inc as at 30th June 2019.

The valuation was undertaken on a going concern basis. Calculation of the value for the business and equity were prepared on a Discounted Cash Flows basis. The Company holds a 13.9% minority shareholding in Motivate Health Technologies, Inc. (4,450,000 out of 32,035,742 shares).

Reconciliation of year end balance:

Unrealised gains:	$
- Brought forward	6,123,659
- Loss to 30 June 2019	(471,533)
Foreign exchange Gain	299,309
Value at period end	5,951,435

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

12.
Investments

-
Adopted classification under IFRS 9

	30 June 2019 $	30 June 2018 $
Investment in Vibe Life	100	100
Investment in Streamcast Marketing LLC	6,329,247	8,414,663
	6,329,347	8,414,663

As part of the group’s long term vision, and change of business model, the group holds an equity position in the above companies to further support its marketing and distribution efforts in Australia, China and USA. The Company received an independent assessment of fair value of its 19% minority holding in Streamcast Marketing LLC as at 30th June 2019. The valuation was undertaken on a going concern basis. Calculation of the value for the business and equity were prepared in a Discounted Cash Flows basis.

13.
Property, plant and equipment - group

	Motor Vehicles $	Computer Equipment $	Fixtures, fittings and equipment $	Total $
Cost
As at 1 July 2018	176,927	22,319	10,860	210,106
Additions	-	1,566	-	1,566
At 30 June 2019	176,927	23,885	10,860	211,672

Depreciation
As at 1 July 2018	176,927	19,740	10,860	207,527
Charge for the period	-	2,344	-	2,344
At 30 June 2019	176,927	22,084	10,860	209,871

Net book amount at 30 June 2019	-	1,800	-	1,800

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

14.
Intangible Assets - group

	30 June 2019 $	30 June 2018 $
Intellectual property	2,105	2,105

15.
Trade and other payables – current - group

	30 June 2019 $	30 June 2018 $

Trade Payables	363,035	254,063
Other	1,130,079	9,189
Accrued wages	225,000	164,250
	1,718,114	427,502

The balance of accrued wages is owed to Mr St Ledger, the Executive Chairman, and his related parties.,.

16.
Borrowings - group

	30 June 2019 $	30 June 2018 $

Other Loans	1,172,346	1,157,990
	1,172,346	1,157,990

The amount in other loans is a short term loan provided by J&J Smith, shareholders in the Company. The loan is unsecured, subject to interest at 6.5% per annum and has been fully reconciled to recognize all expenses paid on the Company’s behalf by the lender. Principle and interest repayments are made on a monthly basis.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

17.
Tax and other related

	30 June 2019 $	30 June 2018 $
Deferred tax liability	(9,706)	940,441
Tax payable	296,014	940,441

The deferred tax liability has been calculated in relation the financial asset held by the parent company (and group) – see Note 12.

18.
Non-current borrowings – group

	30 June 2019 $	30 June 2018 $

Loans from related parties	1,405,341	686,975
	1,405,341	686,975

Related party loans is a short term loan provided by shareholders in the Company. The loan is unsecured, subject to interest at 6.5% per annum and has been fully reconciled to recognize all expenses paid on the Company’s behalf by the lender. Principle and interest repayments are made on a monthly basis.

19.
Contributed equity – group and parent company

	30 June 2019 Securities	30 June 2018 Securities	30 June 2019 $	30 June 2018 $
Ordinary no. of shares	34,374,674	32,459,824	29,503,701	29,091,609
	34,374,674	32,459,824	29,503,701	29,091,609

The holder of the ordinary shares is entitled to one vote per share at any meeting of the Company whether in person or by proxy. The holder is entitled to receive dividends declared from available profits and to the surplus of assets on a winding up.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

20.
Retained Earnings

a)
Group

	30 June 2019 $	30 June 2018 $

Balance brought forward	8,962,496	7,105,717
Profit for the year	541,124	1,856,779
Balance carried forward	9,503,620	8,962,496

b)
Parent company

	30 June 2019 $	30 June 2018 $

Balance brought forward	(21,257,331)	(20,639,295)
Profit for the year	(2,074)	(618,036)
Balance carried forward	(21,259,405)	(21,257,331)

21.
Intercompany loan – parent company

	30 June 2019 $	30 June 2018 $

Balance brought forward	790,639	(673,238)
Monies advanced	-	-
Other movement	(224,159)	1,463,877
Balance carried forward	566,480	790,639

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

22.
Investment in subsidiary

a)
Group

The group controlled 100% of the share capital of its direct subsidiary, Rapid Nutrition Pty Ltd in the current and prior period. The results of this subsidiary have been consolidated on a line by line basis into the consolidated financial statements.

The group also incorporated Rapid Nutrition Asia Pty Ltd, Rapid Nutrition Australia Pty Ltd and Rapid Nutrition Canada Inc, during the period which remains a subsidiary of the Company. The results of this subsidiary have been consolidated on a line by line basis into the consolidated financial statements.

b)
Parent company

Value of investment in subsidiary

	30 June 2019 $	30 June 2018 $

Value of shares held	26,061,971	26,061,971
Provision for impairment	(26,061,971)	(26,061,971)
Balance at year end date	-	-

Please note, provisions are reversible in future years, depending on results and growth.

23.
Related party transactions

Name (relationship)	Transaction	Amount		Amount due from/(to) related party
		2019	2018	2019	2018
		$	$	$	$

JBG Corp Pty Ltd	Consulting Fees	0	20,000	-	-
	Loan funds	206,050	53,088	142,296	(63,754)

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

Nature of related parties

JBG Corp Pty Ltd is a company controlled by Leisa St Ledger who is a related parties.

Transactions with related parties.

All transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties

Key Management Personnel
All transactions with key management personnel (the directors) during the year ended 30 June 2019 are disclosed below:

2019	Salary ($)	Superannuation ($)	Consultancy Fees ($)	Total ($)
Simon St Ledger 1	150,000	14,250	-	164,250
Shayne Kellow	-	-	-	-
Vesta Vanderbeken2	-	-	16,281	-
1 – Simon St Ledger’s employment terms, as formalised by board resolution, specify a salary of AUD 150,000 per year. During the year to 30 June 2019, nil was paid. The remainder is outstanding at the year end.
2 – Vesta Vanderbeken’s was provided with relevant contract that has been executed prior to the appointment. The fee payable for carrying out her duties is an annual gross amount of GBP12,000 (AUD$21,680). $16,281 remains outstanding as at June 30, 2019.

During the period, there were no advances, credits or guarantees subsisting on behalf of the directors.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

25.
Reconciliation of operating profit to net cash outflow from operations

	30 June 2019 $	30 June 2018 $
Profit after tax	541,124	1,856,779
Adjustments for:
Taxation	305,720	201,678
Depreciation	2,344	343
Unrealised gains/(loss)	(172,224)	(146,063)
Impairment of investment	-	-
Gain on foreign exchange (non-cash)	-	-
Share based payments	-	(8,299,479)
Decrease/(increase) in Receivables	(2,387,909)	2,302,101
(Increase)/decrease in Inventory	293,203	(414,762)
(Decrease)/increase in Payables (excluding tax)	296,281	(291,937)
(Decrease)/increase in Deposits	-	2,886,638
Increase in conversion of debt to equity	-	-
Increase in Other borrowings	-	-
Net cash outflow from operations	(1,121,461)	(1,904,702)

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

26.
Financial risk management

The group’s financial instruments consist mainly of shares held in other companies, deposits with banks, accounts receivable and payable & loans from related parties.

The group’s financial instruments at 30 June 2019 were classified as follows:

	Note	30 June 2019 $	30 June 2018 $
Financial assets
Cash and cash equivalents	8	243,576	220,221
Trade and other receivables	9	2,789,950	402,041
Financial assets	12	5,951,435	6,123,659
Total financial assets		8,984,961	6,745,921
Financial liabilities
- Trade and other payables	16	842,438	495,477
- Borrowings	17, 19	1,172,346	1,157,990
		2,017,784	1,653,467

Fair value versus carrying amounts

All items shown in the preceding table as either financial assets or financial liabilities are short term instruments whose carrying value is equivalent to the fair value. There is not considered to be a material difference between the fair value and the carrying value.

Specific Financial Risk Exposures and Management

The group’s activities expose it to a number of financial risks that include market risk, credit risk and liquidity risk.

(a)
Market Risk

i.
Foreign exchange risk

The group’s main financial asset – shares held at fair value through the profit and loss – are denominated in US dollars, so the risk of any adverse movement in the foreign currency exchange rates is borne by the group.

As at 30 June 2019, if the US dollar had strengthened/weakened by 5% against the Australian dollar with all other variables held constant, comprehensive income for the period and assets would have been adjusted higher/lower, as a result of foreign exchange gains/losses on transaction of the financial asset.

ii.
Interest rate risk

The group had interest-bearing liabilities during the period, but is not exposed to interest rate risk because the interest rates on their liabilities are set by private agreement, not by reference to market rates. The group does not have any liabilities to financial institutions at 30 June 2019. As such, sensitivity analysis with regard to movements in interest rates would not be meaningful.

(b)
Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance of counter-parties of contract obligations that could lead to financial losses to the group.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

Credit risk exposures

The group had no significant concentrations of credit risk. For loans receivable and payable, please refer to Note 9 – Trade and Other Receivables & Note 17 & 19 – Borrowings. Loans are unsecured and have no fixed repayment date.

(c)
Liquidity risk

Liquidity risk arises from the possibility that the Group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through careful cash management policies. In order to meet its short term obligations, the group has the support of several key shareholders who are willing to provide funds to the group on an as-needed basis.

27.
Share Based Payments

No share options have been granted to employees or directors

28.
Earnings per share

The following reflects earnings and share data used in the earnings per share calculation.

	30 June 2019 $	30 June 2018 $
Profit for the year	1,019,068	1,912,394

Number of shares	34,374,674	32,459,824

There were no instruments (e.g. redeemable preference shares or share options) in issue as at 30 June 2019 that could potentially dilute earnings per share in the future.

29.
Subsequent Events

●
As announced on 8 July 2019, the Group successfully obtained Clearing and Depository Services ("CDS") eligibility in North America. CDS eligible often increase trading volume. As Rapid Nutrition moves forward with its business plans, CDS eligibility will extend its reach to a broader audience of investors, both in North America and internationally. The Company incorporated a one hundred percent (100%) owned subsidiary in Canada with the name “Rapid Nutrition Canada Inc.”
●
The Company announced with reference to its media announcement of 14 June 2019, valid conversion notices from Investors have been received in respect of 1,914,850 new shares. Following the conversion, the total number of share in issue is 34,374,674.
●
As announced 24 July, 201, the Company has expanded its distribution partnering with ASX listed pharmaceutical company Sigma Healthcare to launch health and wellness giant GNC further across the Australian pharmacy network.
●
As announced 13 August, 2019 the Company has further expanded its distribution network partnering with Australia’s largest natural health retailer, Mr Vitamins.
●
Opening order from GNC, USA for the Company’s flagship brand SystemLS™ was delivered by the Company to GNC’s distribution centers in August 2019 in preparation to go into 500 GNC store shelves next month.

Other than as disclosed above, the directors are not aware of any significant events since the end of the reporting period.

RAPID NUTRITION PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

30.
Company Details

The registered office of Rapid Nutrition PLC is:

27 Old Gloucestor Street
London
England
WC1N3AX

The principal place of business is:

40-46 Nestor Drive
Meadowbrook QLD 4131
Australia

Company Registration Number 07905640

RAPID NUTRITION PLC

UNAUDITED INTERIM FINANCIAL
STATEMENTS

30 JUNE 2020

RAPID NUTRITION PLC

RESPONSIBILITY STATEMENT
AS AT 30 JUNE 2020

The Directors of Rapid Nutrition PLC and its controlled entity (“the Group”) confirm that, to the best of our knowledge

a.
The condensed set of consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and all relevant pronouncements of the companies ACT 2006

b.
The condensed set of consolidated financial statements give a true and fair view of the Group’s financial position as at 30 June 2020 and of its performance for the interim period ended on that date.

c.
There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

By order of the Board

Simon St. Ledger

Managing Director

23 September 2020

1

RAPID NUTRITION PLC

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE PERIOD END 30 JUNE 2020

	Note	30-Jun-20	30-Jun-19

Income
Revenue	4	3,375,668	3,104,879
Total Income		3,375,668	3,104,879

Less Cost of Sales
Opening Stock		-245,804	-414,007
Direct costs		-883,634	-883,634
Closing Stock		209,199	245,804
Total Cost of Sales		-920,239	-1,051,837
Gross Profit / (Loss)		2,455,429	2,053,041
Less Operating Expenses
Administrative expenses		-1,190,448	-1,033,973
Total Operating Expenses		-1,190,448	-1,033,973

Operating Profit / (Loss)		1,264,982	1,019,068

Unrealised gain of financial assets		-9,232	-172,224
Foreign Currency Gains / (Losses)		-	-
Net Profit / (Loss) for the period		1,255,749	846,844
Tax Expenses		0	(305,720)
Net Profit/(loss) for the period attributable to member of the company		1,255,749	541,124
Translation Gain/Loss			(194,088)
Changes in Fair Value of FA			-2,085,316
Total comprehensive income for the period attributable to member of the company		1,255,749	-1,738,280

2

RAPID NUTRITION PLC

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE PERIOD END 30 JUNE 2020

All of the activities of the Group are classed as continuing.

All of the total comprehensive income for the period is attributable to the owners of the Group.

All tax expenses are calculated on an annual basis in the full year audited report, no provision is accrued in this interim report.

All unrealised gains/losses in the Groups financial assets and foreign currency are calculated on an annual basis in the full year audited report.

3

RAPID NUTRITION PLC

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2020

	Note	30-Jun-20	30-Jun-19

Assets

Current Assets
Cash and cash equivalents		235,550	243,576
Trade and other receivables		3,840,509	2,789,950
Prepayment		0	0
Inventory		209,199	245,804
Financial Assets	6	5,951,435	5,951,435
Other Asset		0	0
Loans		0	0
Total Current Assets		10,236,692	9,230,765

Non-current Assets
Investments		6,324,511	6,329,347
Property, plant and equipment		4,882	1,800
Intangible Assets		2,105	2,105
Total Non-current Assets		6,331,499	6,333,252

Total Assets		16,568,191	15,564,017

Liabilities

Current Liabilities
Trade and other payables		915,282	1,718,114
Borrowings - C		1,126,872	1,172,346
Other Payables		0	0
Total Current Liabilities		2,042,155	2,890,460

Non-Current Liabilities
Tax and other related		971,918	296,014
Borrowings - NC		1,257,108	1,405,341
Deposit		0	0
Total Non-Current Liabilities		2,229,108	1,701,355

Total Liabilities		4,271,263	4,591,815

Net Assets		12,296,929	10,972,202

Equity
Shares		29,920,232	29,503,701
Share Premium		193,022	193,022
Merger Reserve		-26,061,971	-26,061,971
Retained Earnings		9,503,620	8,962,496
Current Year Earning		1,255,749	541,124
Foreign Exchange Open		-80,855	113,233
Foreign Exchange for the Year		-347,553	-194,088
Asset Reserve		-2,085,316	-2,085,316
Total Equity		12,296,928	10,972,201

These financial statements were approved and authorised for release by the Directors on the 23 September, 2020 and are signed on its behalf by:

Simon St Ledger
Director

Company registration number: 07905640

4

RAPID NUTRITION PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2020

	Ordinary Share Capital	Share Premium	Merger Reserve	Retained Earnings	Asset Reserve	Foregin Exchange	Total Equity
	$	$	$	$	$	$	$

Balance as at 1 July 2018	29,091,609	193,023	-26,061,971	8,962,496	0	113,233	12,298,390
Comprehensive Income							0
Ordinary Share Capital, net of transaction costs	412,092						412,092
Profit for the year				541,124			541,124
Asset Reserve					(2,085,316)		-2,085,316
Foreign Exchange						-194,088	-194,088

Balance as at 30 June 2019	29,503,701	193,023	-26,061,971	9,503,620	-2,085,316	-80,855	10,972,202

Ordinary Share Capital, net of transaction costs	416,531						416,531
Profit for the year				1,255,749			1,255,749
Asser Reserve							0
Foreign Exchange						-347,553	-347,553

Balance as at 30 June 2020	29,920,323	193,023	-26,061,971	10,759,369	-2,085,316	-428,408	12,296,929

5

RAPID NUTRITION PLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2020

	Note	30-Jun-20	30-Jun-19
		$	$

Cash flows from operating activities
Receipts from customers		2,213,563	890,360
Payments to suppliers and employees		-2,566,860	-2,011,820
Cash receipts from other operating activities
Cash payments from other operating activities
Net cash used by operating activities	25	-353,297	-1,121,460

Cash flows from investing activities
Purchase of plant and equipment		-3,082	0
Payments for intangibles
Other cash items from investing activities		4,835
Net cash used by investing activities		1,753	0

Cash flows from financing activities
Proceeds from issue of shares		388,991	412,092
Costs of issue of shares
Proceeds from borrowings
Proceeds from related party borrowings		-45,473	732,722
Payment for Finance Lease
Loans advanced
Other cash items from financing activities
Net cash used by financing activities		343,518	1,144,814

Increase/(decrease)in cash and cash equivalents		-8,026	23,354

Cash and cash equivalents at the beginning of the period		243,575	220,221

Cash and cash equivalents at the end of the period	8	235,549	243,575

6

RAPID NUTRITION PLC
MANAGEMENT REVIEW REPORT THE
MEMBERS OF RAPID NUTRITION PLC
AS AT 30 JUNE 2020

The consolidated financial statements and notes represent those of Rapid Nutrition PLC and its subsidiary (“the consolidated group” or “group”), for the period under review to 30 June 2020.

1.
General Information

The information for the period ended 30 June 2020 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that period has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, drew attention to the Group’s going concern status by way of emphasis, and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.
Accounting Policy

Basis of preparation
The statutory financial statements of Group plc are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of consolidated financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as adopted by the European Union.

Going concern
This report has been prepared on the going concern basis, which contemplates the continuation of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

The Directors recognise that the ability of the Group to continue as a going concern and to pay its debts as and when they fall due may be dependent on settlement of substantial receivable balances, funding via equity and debt, continued support of shareholders through short term loans, and successful realisation of revenue growth via the company’s plans for successful launch of company’s new product lines. On this basis, the Directors believe there are sufficient funds to meet the Group’s working capital requirements going forward.

The company’s cash position has strengthened post 30 June 2020 due to trade receivables being received.

The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts and classification of liabilities that may be necessary should the Group be unable to continue as a going concern.

Changes in accounting policy
For the current, interim financial period, the Group has noted no amendments to International Accounting Standards that will be effective for the first time. As such, the same accounting policies, presentation and methods of computation are followed in the condensed set of financial statements as applied in the Group’s latest statutory audited financial statements. Except as disclosed on the 28 May 2020 the change in the annual accounting reference period ending 30 June 2020 is extended as to end on 31 December 2020. Subsequent periods will end on the same date and month in future years.

Functional and presentation currency
An entity’s functional currency is the currency of the primary economic environment in which it operates. Due to the importance of Australia as the group’s base of operations, which includes but not limited to payroll, insurance, funding raised, majority of cost of sale are incurred and where the board and senior management are based, the directors of the group view Australian Dollars as the group’s functional currency. The Group uses Australian bank accounts and all dealings and commercial contracts are through the Australian company.

7

RAPID NUTRITION PLC
MANAGEMENT REVIEW REPORT THE
MEMBERS OF RAPID NUTRITION PLC
AS AT 30 JUNE 2020

The financial information in this consolidated interim financial statements are in Australian dollars.

4. Revenue

	2020	2019

Distributor/Direct Sales	3,375,668	3,104,879

Licensing Fee/Other

Total Revenue	3,375,668	3,104,879

5. Earnings per share

The following reflects earning and share data used in thee earnings per share calculation

	2020	2019
Profit for the year	1,255,749	541,124

Weighted average number of shares	36,239,201	32,459,824

8

RAPID NUTRITION PLC
MANAGEMENT REVIEW REPORT THE
MEMBERS OF RAPID NUTRITION PLC
AS AT 30 JUNE 2020

6. Financial Asset

Financial assets measured at fair value through profit or loss

Financial assets held for trading:

-
Investments in equity instruments held for trading

	2020	2019

Held for Trading Motivate Health Technologies Inc (Motivideo) Shares	5,951,435	5,951,435

Shares held for trading are traded for the purpose of profit taking. Changes in fair value are included in the statement of profit or loss and other comprehensive income. The Company received an independent assessment of fair value of its minority investment in Motivate Health Technologies Inc as at 30th June 2019. The valuation was undertaken on a going concern basis. Calculation of the value for the business and equity were prepared on a Discounted Cash Flows basis. The Company holds a 13.9% minority shareholding in Motivate Health Technologies, Inc. (4,450,000 out of 32,035,742 shares). Foreign currency monetary assets at the reporting date are translated at the exchange rate existing at the reporting date. Exchange differences are recognised in the statement of comprehensive income in the period in which they arise. The Company will obtain an updated independent valuation and review its fair value prior to publishing its full annual audited accounts as at 30th December 2020.

Unrealized gains	-

Value to 30 June 2020	5,951,435

Value at Period end	5,951,435

7. Investment

	2020	2019

Investment in Streamcast Marketing LLC	6,324,511	6,329,347
Investment in Vibe Life Pty Ltd	100	100
Total	6,324,611	6,329,447

9

RAPID NUTRITION PLC
MANAGEMENT REVIEW REPORT THE
MEMBERS OF RAPID NUTRITION PLC
AS AT 30 JUNE 2020

As part of the group’s long-term vision, and change of business model, the group holds an equity position in the above companies to further support its marketing and distribution efforts in Australia, China and USA. The Company received an independent assessment of fair value of its 19% minority holding in Streamcast Marketing LLC as at 30th June 2019. The valuation was undertaken on a going concern basis. Calculation of the value for the business and equity were prepared in a Discounted Cash Flows basis. Foreign currency monetary assets at the reporting date are translated at the exchange rate existing at the reporting date. Exchange differences are recognised in the statement of comprehensive income in the period in which they arise. The Company will obtain an updated independent valuation and review its fair value prior to publishing its full annual audited accounts as at 30th December 2020.

10

RAPID NUTRITION PLC
MANAGEMENT REVIEW REPORT THE
MEMBERS OF RAPID NUTRITION PLC
AS AT 30 JUNE 2020

Dear Shareholders,

Rapid Nutrition PLC (SW:RAP, OTCQB:RPNRF), a natural wellness company focused on organic wholefood-based nutrition and science-based herbal products, announced the following trading update on the 31 August 2020, ahead of the publication of its Interim Results for the period ended 30 June 2020, published on 30 September 2020.

Even during a global pandemic, the company continues to realize strong market demand for health supplements, with its flagship brand SystemLS™ in particular, including a variety of organic and natural high-protein vegan shakes, superfoods, whey protein, metabolism boosters and high-fiber bars.

2020 Interim Financial Highlights

Financial highlights for the period to date include:

●
Revenue for the period reached $3.375m, up 9%, compared to the same period last year $3.104m.

●
Gross margin was $2.455m, an increase of 19% compared to the same period last year, with continued growth anticipated for the remainder of the year as the company progresses its strategy of bringing to market innovative science-based organic products, across multiple categories, which it believes will anchor future earnings.

Interim 2020 Operational Highlights

Noteworthy annual highlights for Rapid Nutrition include:

●
Further expansion of the company’s global distribution with new partnerships in Brazil, France, Italy, Switzerland, Jamaica and the Caribbean Community (CARICOM).

●
Growth through the company’s direct-to-consumer channels for its flagship brands.

●
Initiated preparations to launch a significant oral anti-viral prevention therapy designed to help relieve symptoms of colds and the flu, which was granted an Innovation Patent in 2016.

●
Awarded an Innovation Connections Grant from the Australian Government to further support the development of its cold and flu therapy. The Company was also accepted into the touted Entrepreneurs Programme, which shares expert advice, funding and incentives to help businesses innovate, compete and grow.

●
A continued focus of driving science-driven product innovation in the health and wellness sector, the company recently bolstered its scientific management team, welcoming renowned naturopath and herbalist Ruth Kendon to its well-established management team as the company continues to expand its portfolio of science-based products.

11

RAPID NUTRITION PLC
MANAGEMENT REVIEW REPORT THE
MEMBERS OF RAPID NUTRITION PLC
AS AT 30 JUNE 2020

●
The group incorporated Rapid Nutrition Science, which will house the intellectual property for the herbal anti-viral and focus on in-house development of cutting-edge natural science. This will provide Rapid Nutrition PLC with an exclusive worldwide licensing deal in a category which is expected to witness substantial growth.

Management Commentary

On Jan. 1, 2020, few prognosticators would have predicted the direction the year was to take. In the wake of Covid-19, Rapid Nutrition has performed with innovation and inspiration to deliver solid results and outcomes.
The work delivered over the first half of the year will guide and inform the months to come, laying a foundation for an anticipated strong six months. As an example, Rapid Nutrition’s Sydney retail store initially faced reduced revenue following lost foot traffic. However, since we offer a multi-channel distribution approach, we were able to quickly adapt during the lockdown orders to optimize online direct-to-consumer channels to not only sustain revenue, but to bolster revenues compared to the same period last year.

“I am incredibly proud of our management team’s resilience and ability to quickly adapt to conditions out of our control to ensure the company’s continued growth and strength,” said Rapid Nutrition CEO Simon St. Ledger. “We were fortunate to have such an experienced team during challenging times to continue to steer our company in a positive direction.”

The senior leadership team and the Rapid Nutrition board have been working diligently side by side to continually create shareholder value by increasing visibility and viability. Rapid Nutrition continues to invest heavily in its team, intellectual property and product offerings, particularly in the cold and flu category and the rapidly growing vegan category.

Moreover, Rapid Nutrition is well-positioned within the industry moving into the next quarter and eventual post-Covid, where demand for health supplements is likely to remain at an all-time high with consumers who are more mindful than ever of the importance of health, wellness and immunity.

“In truth, the most exciting aspect of these results is the potential for even more growth. As we continue to scale our global distribution model, management team and IP in trending categories, we anticipate increased product demand, and global reach,” St. Ledger added.

As Rapid Nutrition continues to expand markets, operations and distribution for its flagship brands, in addition bolstering its digital assets to capitalize on its Direct-to-consumer channel with the release of a high quality video series of quick and easy recipes created by a celebrity chef that use SystemLS products to support healthy eating habits.

The interim financials have been published on the company’s website as of 30 September, 2020.

12

RAPID NUTRITION PLC
MANAGEMENT REVIEW REPORT THE
MEMBERS OF RAPID NUTRITION PLC
AS AT 30 JUNE 2020

Directors’ responsibilities

The names and functions of the Directors of the Company are as follows:
Simon St Ledger
Chief Executive Officer
Shayne Kellow
Non-Executive Director
Vesta Vanderbeken
Non-Executive Director
Michael Zhu
Chief Financial Officer

The Board confirms that to the best of its knowledge the condensed set of financial statements gives a true and fair view of the assets and liabilities, financial position and profit of the Group. The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority. As disclosed in note 2, the statutory financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of consolidated financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as adopted by the European Union.

Thank you for your time and support.

Sincerely,
Simon St. Ledger
Director

13

Item 18. Financial Statements.

See item 17.

Item 19. Exhibits.

Ex.12.B.1 - Articles of Incorporation
Ex.12.B.2 - Articles of Association
Ex.12.B.3 - Corporate Governance Report
Ex.12.B.4 - Sample Certificate
Ex.12.B.5 - CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex.12.B.6 - CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex.12.B.7 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certiﬁes that it meets all of the requirements for ﬁling on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Rapid Nutrition PLC

By: /s/ Simon St Ledger Name: Simon St Ledger Title: Director & CEO

Date: November 11, 2020

14